

Terreno Realty Corporation
2024 Annual Report

> Directors & Executive Officers

W. Blake Baird
Chairman & Chief Executive Officer
Co-Founder

Michael A. Coke
President, Co-Founder

> Independent Directors

Gary N. Boston
Former Senior Portfolio Manager
APG Asset Management

LeRoy E. Carlson
Nominating and Corporate Governance Chair
Principal, NNC Apartment Ventures, LLC

Constance von Muehlen
Executive Vice President & Chief Operating Officer
Alaska Airlines (NYSE: ALK)

Irene H. Oh
Audit Chair
Executive Vice President & Chief Risk Officer
East West Bancorp Inc. (NASDAQ: EWBC)

Douglas M. Pasquale
Lead Independent Director
Founder, Capstone Enterprises Corporation

Dennis Polk
Compensation Chair
Hyve Solutions Executive
TD SYNNEX (NYSE: SNX)

March 3, 2025

Dear Fellow Shareholders,

Here is a review of our strategy, our 2024 results and our outlook.

This is our strategy

We acquire, own and operate industrial real estate in six major coastal U.S. markets: New York City/Northern New Jersey, Los Angeles, Miami, San Francisco Bay Area, Seattle, and Washington, D.C. Exclusively. We believe that over time these six markets have the best potential for superior returns given favorable supply and demand factors. Supply of newly developed industrial product will be limited due to physical and regulatory constraints; in some of our submarkets the supply of industrial product is shrinking. Future demand will result from large and growing population densities and proximity to high volume distribution points. Further, these locations may provide the opportunity for higher and better use over time.

We invest in functional and flexible industrial real estate in infill locations within our six markets. We acquire, own and operate the product that satisfies customer demand within a submarket: warehouse/distribution, flex (including light industrial and R&D), transshipment and improved land parcels (which we lease as industrial outdoor storage, retaining the optionality of redevelopment to higher and better use). As of year-end 2024 the sources of our rent are 80% warehouse/distribution, 11% improved land, 6% transshipment and 3% flex.

We acquire properties at discounts to replacement cost, providing a margin of safety. We may renovate, redevelop or expand properties, but we do no ground up greenfield development or raw unimproved land acquisition. We have no joint ventures. We acquire both value-add and stabilized properties; approximately 55% of our acquisitions so far have been value-add. We retain the best local third-party firms to help us efficiently manage our space.

We sell properties when we believe the prospective total return from a property is particularly low relative to its market value or the market value is significantly greater than the property's estimated replacement cost. Capital from such sales is recycled into properties that are expected to provide better prospective returns or is returned to shareholders.

These are our 2024 results

Overall market operating conditions for industrial real estate weakened during 2024 as an excess of new industrial deliveries collided with slowing industrial absorption nationally. Notwithstanding these conditions and continued geopolitical tensions, supply-chain disruptions and political uncertainty, our same store cash basis net operating income grew by 7.8% (7.7% excluding lease termination fees) demonstrating what the right assets in very infill locations can produce. Our cash rents on new and renewed leases commencing in 2024 grew 36.5%. Our value-add acquisitions generally contain vacant space or space with near-term lease expirations, and many require physical repositioning. On average our acquisitions since our IPO have been 86.0% leased. Nonetheless, we ended the year 97.4% leased and 98.3% leased in our same store pool.

Our capital deployment in 2024 was a record $1.1 billion. We acquired 41 buildings containing 2.5 million square feet for an aggregate purchase price of approximately $884.5 million. We commenced development or redevelopment of five properties that upon completion will consist of eight industrial distribution buildings containing 0.9 million square feet with a total expected investment of approximately $241.1 million.

We sold four properties for approximately $74.4 million generating an unleveraged internal rate of return of 15.3%. We have sold 39 properties since our IPO for a total of approximately $752 million generating a cumulative unleveraged IRR of 13.0%.

We earned EPS of $1.92 compared to $1.81 in 2023. Our 2024 Funds from Operations was $2.42 per share, up 9.0% compared to $2.22 per share in 2023. Further, we operated with excess liquidity for much of the year. We have no debt maturities in 2025 and only $50 million of debt maturities in 2026.

We raised $355 million of common equity via our ATM program at an average price of $66.62 per share and completed an underwritten public offering of 6.325 million common shares at $62 per share for a combined total of $747 million. We did not repurchase any common shares pursuant to our share buyback program.

We raised our dividend in 2024 by 8.9%. Since paying our first dividend in 2011, we have raised our dividend every year providing a 12.3% compounded annual growth rate.

For incentive compensation we measure our performance over rolling three-year periods. Our total shareholder return over the preceding three years of -21.7% was below the total return of the MSCI US REIT index of -4.6% and above the index of industrial REITs of -28.4%. As a result, we earned only 25% of the possible payout under our performance-based incentive plan opportunity (as a reminder when our total shareholder return is negative for a measurement period, we reduce any payout by 50%). We are fully aligned with our shareholders and committed to creating superior long-term value for all of us.

This is our outlook
Current operating conditions in our six markets for our business have slowed over the last two years yet there are reasons for optimism within our submarkets. We believe that on average, the rental rates we are likely to achieve on new or renewed leases for our 2025 expirations will be above the rates currently paid for the same space. Notwithstanding, new speculative development continues which will slow potential rent growth from what it would be without such new development.

We see attractive acquisition opportunities. Nevertheless, our acquisition volume will be dependent on both the quality and pricing of the opportunity set and the price of our stock relative to NAV. Those conditions, not knowable in advance, will determine our results. We will continue to sell assets and redeploy the capital to enhance NAV per share growth or return the capital to shareholders. We entered 2025 with our balance sheet exceedingly well positioned for growth.

Fifteen years ago, we completed our $175 million blind-pool IPO with a plan to invest in infill industrial real estate in the six best coastal U.S. markets. As of today, our enterprise value is $7.8 billion, with $7.0 billion of equity. Our compounded annual total shareholder returns are as follows:

	Terreno	MSCI US REIT Index	S&P 500
Five-Year:	6.9%	6.8%	16.8%
Ten-Year:	14.8%	5.8%	13.0%
Since Inception:	11.1%	10.2%	14.2%
Overall Gain (2010-2025)	390.7%	334.0%	642.7%

Note: Returns measured through February 28, 2025.

Within our six markets we have increasingly focused on urban infill locations. While our net growth will remain limited to a size where we can make directly informed operational decisions, we feel more strongly today than we did fifteen years ago about the long-term investment merits of our strategy and the growth opportunities ahead. We are mindful, always, that it is per share rather than aggregate results that matter.

We believe in the long-term prospects of our functional, extremely infill coastal assets. We believe in sound balance sheet management. We believe in the benefits of our market-leading corporate governance and exceptionally aligned executive management compensation. As a result, we are enthusiastic about the future and our ability to produce superior results for our shareholders over time.

Dennis Polk, one of our founding directors, will be retiring from our Board of Directors at our May Annual Meeting; we thank him for his long service and valuable insights. As we relentlessly pursue Terreno's goals, we thank our Board of Directors for their counsel and our fellow shareholders for their support.

Sincerely,

W. Blake Baird
Chairman & Chief Executive Officer
Co-Founder

Michael A. Coke
President, Co-Founder

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 001-34603

Terreno Realty Corporation
(Exact Name of Registrant as Specified in Its Charter)

Maryland	27-1262675
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
10500 NE 8th Street, Suite 1910	
Bellevue, WA	98004
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (415) 655-4580

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	TRNO	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐
Non-accelerated filer ☐   Smaller reporting company ☐
                                                           Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

Aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the closing price, as reported by the New York Stock Exchange, at which the common equity was last sold, as of June 28, 2024, the last business day of the Registrant's most recently completed second fiscal quarter: $5,612,026,380. (For this computation, the Registrant has excluded the market value of all shares of its common stock reported as beneficially owned by executive officers and directors of the Registrant. Such exclusion shall not be deemed to constitute and admission that any such person is an affiliate of the Registrant).

The registrant had 99,777,658 shares of its common stock, $0.01 par value per share, outstanding as of February 3, 2025.

Documents Incorporated by Reference

Part III of this Annual Report on Form 10-K incorporates by reference portions of Terreno Realty Corporation's Proxy Statement for its 2025 Annual Meeting of Stockholders, which the registrant anticipates will be filed with the Securities and Exchange Commission no later than 120 days after the end of its 2024 fiscal year pursuant to Regulation 14A.

Terreno Realty Corporation

**Annual Report on Form 10-K
for the Year Ended December 31, 2024**

Table of Contents

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We caution investors that forward-looking statements are based on management's beliefs and on assumptions made by, and information currently available to, management. When used, the words "anticipate", "believe", "estimate", "expect", "intend", "may", "might", "plan", "project", "result", "should", "will", "seek", "target", "see", "likely", "position", "opportunity", "outlook", "potential", "future" and similar expressions which do not relate solely to historical matters are intended to identify forward-looking statements. These statements are subject to risks, uncertainties, and assumptions and are not guarantees of future performance, which may be affected by known and unknown risks, trends, uncertainties, and factors, that are beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, or projected. We expressly disclaim any responsibility to update our forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Accordingly, investors should use caution in relying on past forward-looking statements, which are based on results and trends at the time they are made, to anticipate future results or trends.

Some of the risks and uncertainties that may cause our actual results, performance, or achievements to differ materially from those expressed or implied by forward-looking statements include, among others, the following:

- the factors included in this Annual Report on Form 10-K, including those set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations";

- our ability to identify and acquire industrial properties on terms favorable to us;

- general volatility of the capital markets and the market price of our common stock;

- adverse economic or real estate conditions or developments in the industrial real estate sector and/or in the markets in which we own properties;

- our dependence on key personnel and our reliance on third-party property managers;

- our inability to comply with the laws, rules and regulations applicable to companies, and in particular, public companies;

- our ability to manage our growth effectively;

- tenant bankruptcies and defaults on, or non-renewal of, leases by tenants;

- decreased rental rates or increased vacancy rates;

- elevated interest rates and operating costs;

- declining real estate valuations and impairment charges;

- our expected leverage, our failure to obtain necessary outside financing, and existing and future debt service obligations;

- our ability to make distributions to our stockholders;

- our failure to successfully hedge against interest rate increases;

- our failure to successfully operate acquired properties;

- risks relating to our real estate development, redevelopment, renovation and expansion strategies and activities (including elevated inflation, supply chain disruptions and construction delays);

- the impact of any future pandemic, epidemic or outbreak of any highly infectious disease on the U.S., regional and global economies and on our business, financial condition and results of operations and that of our tenants;

- risks associated with security breaches through cyber attacks, cyber intrusions or otherwise, as well as other significant disruptions of our information technology networks and related systems;

- our failure to qualify or maintain our status as a real estate investment trust ("REIT"), and possible adverse changes to tax laws;

- uninsured or underinsured losses and costs relating to our properties or that otherwise result from future litigation;

- environmental uncertainties and risks related to natural disasters;

- financial market fluctuations; and

- changes in real estate and zoning laws and increases in real property tax rates.

PART I

Item 1.   Business.

Overview

Terreno Realty Corporation ("Terreno", and together with its subsidiaries, "we", "us", "our", "our Company" or "the Company") acquires, owns and operates industrial real estate in six major coastal U.S. markets: New York City/Northern New Jersey, Los Angeles, Miami, San Francisco Bay Area, Seattle, and Washington, D.C. We invest in several types of industrial real estate, including warehouse/distribution (approximately 79.7% of our total annualized base rent as of December 31, 2024), flex (including light industrial and research and development, or R&D) (approximately 3.4%), transshipment (approximately 6.0%) and improved land (approximately 10.9%). We target functional properties in infill locations that may be shared by multiple tenants and that cater to customer demand within the various submarkets in which we operate. Infill locations are geographic locations surrounded by high concentrations of already developed land and existing buildings. As of December 31, 2024, we owned a total of 299 buildings (including one building held for sale) aggregating approximately 19.3 million square feet, 47 improved land parcels consisting of approximately 150.6 acres, six properties under development or redevelopment and approximately 22.4 acres of land entitled for future development. As of December 31, 2024, the buildings and improved land parcels were approximately 97.4% and 95.1% leased, respectively, to 670 customers, the largest of which accounted for approximately 5.5% of our total annualized base rent.

We are an internally managed Maryland corporation and elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, or the Code, commencing with our taxable year ended December 31, 2010.

Our Investment Strategy

We acquire, own and operate industrial real estate in six major coastal U.S. markets: New York City/Northern New Jersey, Los Angeles, Miami, San Francisco Bay Area, Seattle, and Washington, D.C.

As described in more detail below, we invest in several types of industrial real estate, including warehouse/distribution, flex (including light industrial and R&D), transshipment and improved land. We target functional properties in infill locations that may be shared by multiple tenants and that cater to customer demand within the various submarkets in which we operate.

Industrial Facility General Characteristics

Warehouse / distribution (approximately 79.7% of our total annualized base rent as of December 31, 2024)

- Single and multiple tenant facilities that typically serve tenants greater than 10,000 square feet of space

- Generally less than 20% office space

- Typical clear height from 18 feet to 36 feet

- May include production/manufacturing areas

- Interior access via dock-high and/or grade-level doors

- Truck court for large and small truck distribution options, possibly including staging for a high volume of truck activity and/or trailer storage

Flex (including light industrial and R&D, approximately 3.4% of our total annualized base rent as of December 31, 2024)

- Single and multiple tenant facilities that typically serve tenants less than 10,000 square feet of space

- Facilities generally accommodate both office and warehouse/manufacturing activities

- Typically has a larger amount of office space and shallower bay depths than warehouse/distribution facilities

- Parking consistent with increased office use

- Interior access via grade-level and/or dock-high doors

- Staging for moderate truck activity

- May include a showroom, service center, or assembly/light manufacturing component

- Enhanced landscaping

Transshipment (approximately 6.0% of our total annualized base rent as of December 31, 2024)

- Includes truck terminals and other transshipment facilities, which serve both single and multiple tenants

- Typically has a high number of dock-high doors, shallow bay depth and lower clear height

- Staging for a high volume of truck activity and trailer storage

Improved land (approximately 10.9% of our total annualized base rent as of December 31, 2024)

- Used for industrial outdoor storage, including truck, trailer and car parking

- May be redeveloped in the future

We selected our target markets by drawing upon the experience of our executive management investing and operating in over 50 global industrial markets located in North America, Europe and Asia, the fundamentals of supply and demand, and in anticipation of trends in logistics patterns resulting from population changes, regulatory, geopolitical and physical constraints, changes in technology, e-commerce, the economic and environmental benefits of reducing vehicle miles traveled and other factors. We believe that our target markets have attractive long-term investment attributes. We target assets with characteristics that include, but are not limited to, the following:

- Located in high population coastal markets;

- Close proximity to transportation infrastructure (such as sea ports, airports, highways and railways);

- Situated in supply-constrained submarkets with barriers to new industrial development, as a result of physical and/or regulatory constraints;

- Functional and flexible layout that can be modified to accommodate single and multiple tenants;

- Acquisition price at a discount to the replacement cost of the property;

- Potential for enhanced return through re-tenanting or operational or physical improvements; and

- Opportunity for higher and better use of the property over time.

In general, we prefer to utilize local third-party property managers for day-to-day property management. We believe outsourcing property management is cost effective, provides us with operational flexibility and is a source of acquisition opportunities. We have directly managed certain of our properties in the past and may do so in the future if we determine such direct property management is in our best interest.

We have no current intention to acquire undeveloped or unimproved industrial land or to pursue greenfield ground-up development. Nevertheless, we pursue development, redevelopment, renovation and expansion opportunities of properties that we own, acquire properties and improved land parcels with the intent to redevelop in the near-term, and acquire adjacent land to expand our existing facilities.

We expect that we will continue to acquire the significant majority of our investments as equity interests in individual properties or portfolios of properties. We may acquire industrial properties through the acquisition of other corporations or entities that own industrial real estate. We will opportunistically make investments in debt secured by industrial real estate that would otherwise meet our investment criteria with the intention of ultimately acquiring the underlying real estate. We currently do not intend to target specific percentages of holdings of particular types of industrial properties. This expectation is based upon prevailing market conditions and may change over time in response to different prevailing market conditions.

The properties we acquire may be stabilized (fully leased) or unstabilized (have near term lease expirations or be partially or fully vacant). Since inception in 2010, we have stabilized 128 properties.

We sell properties from time to time when we believe the prospective total return from a property is particularly low relative to its market value or the market value of the property is significantly greater than its estimated replacement cost. Capital from such sales is reinvested into properties that are expected to provide better prospective returns or returned to shareholders. We have disposed of 37 properties since inception in 2010 for an aggregate sales price of approximately $727.6 million and a total gain of approximately $332.3 million.

Competitive Strengths

We believe we distinguish ourselves from our competitors through the following competitive advantages:

- *Focused Investment Strategy.* We invest exclusively in six major coastal U.S. markets and focus on infill locations. We selected our six target markets based upon the experience of our executive management investing and operating in over 50 global industrial markets located in North America, Europe and Asia, the fundamentals of supply and demand, and in anticipation of trends in logistics patterns resulting from population changes, regulatory, geopolitical and physical constraints, changes in technology, e-commerce, the economic and environmental benefits of reducing vehicle miles traveled and other factors. We have no current intention to acquire undeveloped or unimproved land or pursue greenfield ground-up development, but we pursue development, redevelopment, renovation and expansion activities.

- *Highly Aligned Compensation Structure.* We believe that executive compensation should be closely aligned with long-term stockholder value creation. As a result, the long-term performance-based equity incentive compensation of our executive officers is based exclusively on our total shareholder return exceeding the total shareholder return of the MSCI U.S. REIT Index (RMS) or the FTSE National Association of Real Estate Investment Trusts ("Nareit") Equity Industrial Index.

- ***Commitment to Strong Corporate Governance.*** We are committed to strong corporate governance, as demonstrated by the following:
    - all members of our board of directors serve annual terms;
    - we have adopted a majority voting standard in non-contested director elections;
    - we have opted out of three Maryland anti-takeover provisions and, in the future, we cannot opt back in to these provisions without stockholder approval;
    - we designed our ownership limits solely to protect our status as a REIT and not for the purpose of serving as an anti-takeover device; and
    - we have no stockholder rights plan. In the future, we will not adopt a stockholder rights plan unless our stockholders approve in advance the adoption of such a plan or, if adopted by our board of directors, we will submit the stockholder rights plan to our stockholders for a ratification vote within 12 months of adoption or the plan will terminate.

Our Financing Strategy

The primary objective of our financing strategy is to maintain financial flexibility with a conservative capital structure using retained cash flows, proceeds from dispositions of properties, long-term debt and the issuance of common and perpetual preferred stock to finance our growth. Over the long term, we intend to:

- limit the sum of the outstanding principal amount of our consolidated indebtedness and the liquidation preference of any outstanding perpetual preferred stock to less than 35% of our total enterprise value;
- maintain a fixed charge coverage ratio in excess of 2.0x;
- maintain a net debt-to-adjusted EBITDA ratio below 5.0x;
- limit the principal amount of our outstanding floating rate debt to less than 20% of our total consolidated indebtedness; and
- have staggered debt maturities that are aligned to our expected average lease term (5-7 years), positioning us to re-price parts of our capital structure as our rental rates change with market conditions.

We intend to preserve a flexible capital structure with a long-term goal to maintain our investment grade rating and be in a position to issue additional unsecured debt and perpetual preferred stock. Fitch Ratings assigned us an issuer rating of BBB+ with a stable outlook. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating agency. There can be no assurance that we will be able to maintain our current credit rating. Our credit rating can affect the amount and type of capital we can access, as well as the terms of any financings we may obtain. In the event our current credit rating is downgraded, it may become difficult or expensive to obtain additional financing or refinance existing obligations and commitments. We intend to primarily utilize senior unsecured notes, term loans, credit facilities, dispositions of properties, and proceeds from the issuance of common stock and perpetual preferred stock. We may also assume debt in connection with property acquisitions which may have a higher loan-to-value ratio.

Our Corporate Structure

We are a Maryland corporation formed on November 6, 2009 and have been publicly held and subject to U.S. Securities and Exchange Commission ("SEC") reporting obligations since 2010. We are not structured as an Umbrella Partnership Real Estate Investment Trust, or UPREIT, although we could put in place a similar structure to facilitate an acquisition if needed. We currently own our properties indirectly through subsidiaries, including through taxable REIT subsidiaries and subsidiaries that intend to qualify as REITs for U.S. federal income tax purposes.

Our Tax Status

We elected to be taxed as a REIT under Sections 856 through 860 of the Code commencing with our taxable year ended December 31, 2010. We believe that our organization and method of operation has enabled and will continue to enable us to meet the requirements for qualification and taxation as a REIT for U.S. federal income tax purposes. To maintain REIT status we must meet a number of organizational and operational requirements, including a requirement that we annually distribute at least 90% of our net taxable income to our stockholders, excluding net capital gains. As a REIT, we generally will not be subject to U.S. federal income tax on REIT taxable income we currently distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to some U.S. federal, state and local taxes on our income or property and the income of our taxable REIT subsidiaries will be subject to taxation at regular corporate rates.

Competition

We believe the current market for industrial real estate acquisitions to be highly competitive. We compete for real property investments with pension funds and their advisors, bank and insurance company investment accounts, other public and private real estate investment companies, including other REITs, real estate limited partnerships, owner-users, individuals and other entities engaged in real estate investment activities, some of which have greater financial resources than we do. We believe the leasing of real estate to be competitive. We experience competition for customers from owners and managers of competing properties. As a result, we may have to provide free rental periods, incur charges for tenant improvements or offer other inducements, all of which may have an adverse impact on our results of operations.

Governmental Regulations

Compliance with various governmental regulations has an impact on our business, including our capital expenditures, earnings and competitive position, which can be material. We incur costs to monitor and take actions to comply with governmental regulations that are applicable to our business, which include, among others, federal securities laws and regulations, applicable stock exchange requirements, REIT and other tax laws and regulations, environmental and health and safety laws and regulations, local zoning, usage and other regulations relating to real property and the Americans with Disabilities Act of 1990.

In addition to the discussion below, see "Item 1A. Risk Factors" for a discussion of material risks to us, including, to the extent material, to our competitive position, relating to governmental regulations, and see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" together with our audited consolidated financial statements and the related notes thereto for a discussion of material information relevant to an assessment of our financial condition and results of operations, including, to the extent material, the effects that compliance with governmental regulations may have upon our capital expenditures and earnings.

Environmental Matters

The industrial properties that we own and will acquire are subject to various federal, state and local environmental laws. Under these laws, courts and government agencies have the authority to require us, as owner of a contaminated property, to clean up the property, even if we did not know of or were not responsible for the contamination. These laws also apply to persons who owned a property at the time it became contaminated, and therefore it is possible we could incur these costs even after we sell some of our properties. In addition to the costs of cleanup, environmental contamination can affect the value of a property and, therefore, an owner's ability to borrow using the property as collateral or to sell the property. Under applicable environmental laws, courts and government agencies also have the authority to require that a person who sent waste to a waste disposal facility, such as a landfill or an incinerator, pay for the clean up of that facility if it becomes contaminated and threatens human health or the environment.

Furthermore, various court decisions have established that third parties may recover damages for injury caused by property contamination. For instance, a person exposed to asbestos at one of our properties may seek to recover damages if he or she suffers injury from the asbestos. Lastly, some of these environmental laws restrict the use of a property or place conditions on various activities. An example would be laws that require a business using chemicals to manage them carefully and to notify local officials that the chemicals are being used.

We could be responsible for any of the costs discussed above. The costs to clean up a contaminated property, to defend against a claim, or to comply with environmental laws could be material and could adversely affect the funds available for distribution to our stockholders. We generally obtain "Phase I environmental site assessments", or ESAs, on each property prior to acquiring it. However, these ESAs may not reveal all environmental costs that might have a material adverse effect on our business, assets, results of operations or liquidity and may not identify all potential environmental liabilities.

In general, we utilize local third-party property managers for day-to-day property management and will rely on these third parties to operate our industrial properties in compliance with applicable federal, state and local environmental laws in their daily operation of the respective properties and to promptly notify us of any environmental contaminations or similar issues. As a result, we may become subject to material environmental liabilities of which we are unaware. We can make no assurances that (i) future laws or regulations will not impose material environmental liabilities on us, or (ii) the environmental condition of our industrial properties will not be affected by the condition of the properties in the vicinity of our industrial properties (such as the presence of leaking underground storage tanks) or by third parties unrelated to us. We were not aware of any significant or material exposures as of December 31, 2024 or 2023.

General Uninsured Losses

We carry property and rental loss, liability and terrorism insurance. We believe that the policy terms, conditions, limits and deductibles are adequate and appropriate under the circumstances, given the relative risk of loss, the cost of such coverage and current industry practice. In addition, our properties are located, or may in the future be located, in areas that are subject to earthquake, flood and fire activity. As a result, we have obtained, as applicable, limited earthquake, flood and fire insurance on those properties. There are, however, certain types of extraordinary losses, such as those due to acts of war that may be either uninsurable or not economically insurable. Although we have obtained coverage for certain acts of terrorism, with policy specifications and insured limits that we believe are commercially reasonable, there can be no assurance that we will be able to collect under such policies. Should an uninsured loss occur, we could lose our investment in, and anticipated profits and cash flows from, a property. We were not aware of any significant or material exposures as of December 31, 2024 or 2023.

Employees and Human Capital

As of February 4, 2025, we had 49 employees. None of our employees is a member of any union or is subject to a collective bargaining agreement.

We recognize that our success is linked to the talent and expertise of our people. We invest in our employees and are committed to growing individual skills and leadership qualities across our business. Our human capital objectives include, as applicable, identifying, recruiting, retaining, developing, incenting and integrating our existing and prospective employees. We also emphasize external community engagement by encouraging volunteer work, providing paid time off to participate in charitable activities and matching a portion of employee donations to qualifying nonprofit organizations.

As an equal opportunity employer, we reward our employees based on merit and their contributions. Since 2019, we have continued to increase our board diversity in terms of gender, underrepresented communities and work experience. We have designed an executive compensation program intended to (i) align the interests of our executives and stockholders, (ii) motivate our executives to manage our business to meet our near, medium and long-term objectives, (iii) assist in attracting and retaining talented and well-qualified executives, (iv) be competitive with other industrial REITs and (v) encourage and provide the opportunity for our executives to obtain meaningful ownership levels of our stock.

The health and safety of our employees, third-party property managers, tenants and communities where our properties are located are of primary concern. Our employees are encouraged to make healthy lifestyle decisions that can ultimately benefit the company by reducing insurance claims and boosting productivity. We also provide our employees with highly competitive health and wellness benefits, including medical, dental, vision, life and short-term disability insurance, and also offer a wellness reimbursement program, a program to pay commuting and office parking costs with pre-tax income and a competitive vacation policy, including paid holidays and personal time off.

Available Information

We maintain an internet website at the following address: http://terreno.com. The information on our website is neither part of nor incorporated by reference in this Annual Report on Form 10-K. We make available, free of charge, on or through our website certain reports and amendments to those reports that we file with or furnish to the SEC in accordance with the Exchange Act. These include our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and exhibits and amendments to these reports, and Section 16 filings. We make this information available on our website free of charge as soon as reasonably practicable after we electronically file the information with, or furnish it to, the SEC. You may also obtain our reports by accessing the EDGAR database at the SEC's website at http://www.sec.gov.

Item 1A.   Risk Factors.

Set forth below are the risks that we believe are material to our investors and they should be carefully considered. If any of the following risks occur, our business, financial condition, results of operations and cash flows, our ability to satisfy our debt service obligations and our ability to pay distributions on, and the per share trading price of, our common stock could be adversely affected. These risks are not all of the risks we face and other factors not presently known to us or that we currently believe are immaterial may also affect our business if they occur. Investors should refer to the explanation of the qualifications and limitations on forward-looking statements beginning on page 2 and should also refer to our quarterly reports on Form 10-Q and current reports on Form 8-K for any material updates to these risk factors.

Risks Related to Our Business and Our Properties

Our long-term growth will depend, in part, upon future acquisitions of properties, and we may acquire properties that pose integration and other risks that could harm our business.

We intend to continue to acquire industrial properties in our six target markets. The acquisition of properties entails various risks, including the risks that our investments may not perform as well as we had expected, that we may be unable to quickly and efficiently integrate our new acquisitions into our existing operations and that our cost estimates for bringing an acquired property up to market standards may prove inaccurate. We may also own or acquire properties that are subject to contingent or pre-existing undisclosed liabilities including, but not limited to, liabilities for adverse environmental conditions, accrued but unpaid liabilities incurred in the ordinary course of business or tax liabilities. We may have no recourse, or only limited recourse, with respect to such unknown liabilities or may be unable to secure insurance coverage on the property in a sufficient amount to cover the liability, or at all. As a result, if a liability were asserted against us based upon ownership of any of these entities or properties, we might have to pay substantial sums to settle it, which could adversely affect our cash flows. There is no assurance we would successfully overcome these risks or any other problems encountered with these acquisitions.

In addition, we cannot assure you of the availability of investment opportunities in our targeted markets at attractive pricing levels, or at all. As a result of competition in our targeted markets, we may be unable to acquire properties as we desire or the purchase price may be significantly elevated. In the event that such opportunities are not available in our targeted markets as we expect, our ability to execute our business plan and realize our projections for growth may be materially adversely affected.

The availability and timing of cash distributions is uncertain and is limited by the requirements of Maryland law.

We have made regular quarterly cash distributions (which we also refer to as dividends) to our stockholders, and we intend to continue to pay regular quarterly cash distributions. Our corporate strategy is to fund the payment of quarterly distributions entirely from distributable cash flows. However, our board of directors has the sole discretion to determine the timing, form and amount of any cash distributions and may fund our quarterly distributions from a combination of available cash flows, net of recurring capital expenditures and/or proceeds from borrowings and property dispositions or may retain any portion of our distributable cash flows for working capital. We cannot assure our stockholders that sufficient funds will be available to pay distributions or that the level of any distributions we do make will increase or even be maintained over time, any of which could materially and adversely affect the market price of our shares of common stock.

Our ability to pay distributions on our stock is also limited by applicable Maryland law, under which we generally may not make a distribution on our stock if, after giving effect to the distribution, we would not be able to pay our debts as they become due in the usual course of business or our total assets would be less than the sum of our total liabilities plus, unless the terms of such class or series provide otherwise, the amount that would be needed to satisfy the preferential rights upon dissolution of the holders of shares of any class or series of preferred stock then outstanding, if any, with preferences senior to those of our outstanding stock.

Our investments are concentrated in the industrial real estate sector, and our business would be adversely affected by an economic downturn in that sector.

Our investments in real estate assets are concentrated in the industrial real estate sector. This concentration may expose us to the risk of economic downturns in this sector to a greater extent than if our business activities included a more significant portion of other sectors of the real estate industry.

Any future pandemic, epidemic or outbreak of any highly infectious disease could have an adverse effect on our business, financial condition, results of operations and cash flows and the business, financial condition, results of operations and cash flows of our tenants.

The extent to which any future pandemic, epidemic or outbreak of any highly infectious disease, impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted accurately, including the scope, severity and duration of such pandemic, the actions taken to contain the pandemic or mitigate its impact, and the direct and indirect economic effects of the pandemic and containment measures, among others. Any future pandemic, epidemic or outbreak of any highly infectious disease may materially and adversely affect our businesses, financial condition, results of operations and cash flows and may also have the effect of heightening many of the risks described below and within this "Risk Factors" section, including:

- the complete or partial closure of, or other operational restrictions or other issues at, one or more of our properties resulting from government or tenant action could have a material adverse impact on our operations and those of our tenants and third-party property managers;

- reduced economic activity impacting the businesses, financial condition and liquidity of our tenants could cause one or more of our tenants, including certain significant tenants, or one or more of our third-party managers, to be unable to meet their rent payment or other obligations to us in full, or at all, to otherwise seek modifications of such obligations, including rent payment deferrals, or to file for bankruptcy protection;

- our inability to renew leases, lease vacant space, including vacant space from tenant defaults, or re-lease space as leases expire on favorable terms, or at all, which could result in lower rental revenues or cause interruptions or delays in the receipt, or non-receipt, of rental payments;

- severe disruption and instability in the U.S. and global financial markets or deteriorations in credit and financing conditions could make it difficult for us to access debt and equity capital on attractive terms, or at all, and impact our ability to fund business activities and repay debt on a timely basis; and

- disruptions in the supply of materials or products or the inability of contractors to perform on a timely basis, or at all, including as a result of restrictions on construction activity, could cause delays in completing ongoing or future construction or re-development projects.

Events or occurrences that affect areas in which our properties are located may materially adversely impact our financial results.

In addition to general regional, national and international economic conditions that may materially adversely affect our business and financial results, our operating performance may be materially adversely impacted by adverse economic conditions in the specific markets in which we operate and particularly in the markets in which we have significant concentrations of properties. For example, as of December 31, 2024, approximately 19.9% of our rentable square feet and approximately 41.4% of our improved land parcels were located in New York City/ Northern New Jersey, representing a combined percentage of approximately 27.9% of our total annualized base rent. See "Item 2 — Properties" in this Annual Report on Form 10-K for additional information regarding our ownership of properties in our markets. Any downturn in the economy in the real estate market or any of the markets in which we own properties and any failure to accurately predict the timing of any economic improvement in these markets could cause our operations and our revenue and cash available for distribution to our stockholders to be materially adversely affected.

We may be unable to renew leases, lease vacant space, including vacant space resulting from tenant defaults, or re-lease space as leases expire.

We cannot assure you that leases at our properties will be renewed or that such properties will be re-leased at net effective rental rates equal to or above the then current average net effective rental rates, or at all. In addition, we may be required to grant concessions or fund improvements. If the rental rates for our properties decrease, our tenants do not renew their leases or we do not re-lease a significant portion of our available space, including vacant space resulting from tenant defaults, and space for which leases are scheduled to expire, our financial condition, results of operations, cash flows, cash available for distribution to stockholders, per share trading price of our common stock and our ability to satisfy our debt service obligations could be materially adversely affected. In addition, if we are unable to renew leases or re-lease a property, the resale value of that property could be diminished because the market value of a particular property will depend in part upon the value of the leases of such property.

We may be required to fund future tenant improvements, and we may not have funding for those improvements.

When a tenant at one of our properties does not renew its lease or otherwise vacates its space in one of our buildings in the future, it is likely that, in order to attract one or more new tenants, we will be required to expend funds to construct new tenant improvements in the vacated space. We may also be required to fund tenant improvements to retain tenants. Although we intend to manage our cash position or financing availability to pay for any improvements required for re-leasing, we cannot assure our stockholders that we will have adequate sources of funding available to us for such purposes in the future.

We face potential adverse effects from the bankruptcies or insolvencies of tenants or from tenant defaults generally.

We are dependent on tenants for our revenues, including certain significant tenants and single tenants that occupy entire properties. As a result, the bankruptcy or insolvency of our tenants, or tenant defaults generally, may adversely affect the income produced by our properties. In the event of a tenant default, we may experience delays in enforcing our rights as landlord and may incur substantial costs, including litigation and related expenses, in protecting our investment and re-leasing our property.

Our tenants, particularly those that are highly leveraged, could file for bankruptcy protection or become insolvent in the future. Under bankruptcy law, a tenant cannot be evicted solely because of its bankruptcy but the bankrupt tenant may be authorized to reject and terminate its lease with us. In such case, our claim against the bankrupt tenant for unpaid and future rent would be subject to a statutory cap that might be substantially less than the remaining rent actually owed under the lease, and, even so, our claim for unpaid rent would likely not be paid in full. This shortfall could force us to find an alternative source of revenues to pay any mortgage loan or operating expenses on the property, adversely affect our cash flows and results of operations and could cause us to reduce the amount of distributions to stockholders.

Declining real estate valuations and impairment charges could adversely affect our earnings and financial condition.

We review the carrying value of our properties when circumstances, such as adverse market conditions, indicate potential impairment may exist. We base our review on an estimate of the future cash flows (excluding interest charges) expected to result from the real estate investment's use and eventual disposition. We consider factors such as future operating income, trends and prospects, as well as the effects of leasing demand, competition and other factors. If our evaluation indicates that we may be unable to recover the carrying value of a real estate investment, an impairment loss will be recorded to the extent that the carrying value exceeds the estimated fair value of the property. These losses would have a direct impact on our net income because recording an impairment loss results in an immediate negative adjustment to net income. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods. A worsening real estate market may cause us to reevaluate the assumptions used in our impairment analysis. Impairment charges could adversely affect our financial condition, results of operations, cash available for distribution, including cash available for us to pay distributions to our stockholders and per share trading price of our common stock.

We utilize local third-party managers for day-to-day property management for substantially all of our properties.

In general, we prefer to utilize local third-party managers for day-to-day property management, although we may directly manage other properties in the future. To the extent we utilize third-party managers, our cash flows from our industrial properties may be adversely affected if our managers fail to provide quality services. In addition, our managers or their affiliates may manage, and in some cases may own, invest in or provide credit support or operating guarantees to industrial properties that compete with our industrial properties, which may result in conflicts of interest and decisions regarding the operation of our industrial properties that are not in our best interests.

Our development, redevelopment, renovation or expansion strategies may not be successful.

We may pursue development or redevelopment opportunities or construct expansions or improvements of industrial properties that we own. These activities are subject to risks, including, but not limited to, the risks that: we will expend money and time on projects that do not perform as expected; the actual construction or operating costs, including labor and material costs, will be higher than originally estimated; we may experience delays in obtaining construction materials; we may fail to obtain, or experience delays in obtaining, any necessary permits and authorizations; permits and authorizations may be subject to stringent conditions that could impede or delay our progress; we are unable to complete construction on the timeframe we expect, or at all; occupancy and rental rates may not meet expectations; and we may be unable to obtain financing on favorable terms, or at all, for such projects.

We may not acquire the industrial properties that we have entered into agreements or non-binding letters of intent to acquire.

We have entered, and may in the future enter, into agreements and non-binding letters of intent with third-party sellers to acquire properties as more fully described under the heading "Material Cash Commitments" in this Annual Report on Form 10-K. There is no assurance that we will acquire the properties under contract and non-binding letters of intent because the proposed acquisitions are subject to the completion of satisfactory due diligence and various closing conditions, and in the case of properties under non-binding letters of intent, our entry into purchase and sale agreements with respect to the properties. There is no assurance that such proposed acquisitions, if completed, will be completed on the timeframe or terms we expect. If we do not complete the acquisition of the properties under contract or non-binding letters of intent, we will have incurred expenses without our stockholders realizing any benefit from the acquisition of such properties.

We depend on key personnel.

Our success depends to a significant degree upon the contributions of our senior management team whose continued service is not guaranteed. The loss of services from our senior management team or our inability to find suitable replacements could adversely impact our financial condition and cash flows. Further, such a loss could be negatively perceived in the capital markets, which may also adversely impact our financial condition and cash flows.

We face risks associated with security breaches through cyber-attacks, cyber intrusions or otherwise, as well as other significant disruptions of our information technology ("IT") networks and related systems.

Our IT networks and related systems are essential to the operation of our business and our ability to perform day-to-day operations and, in some cases, may be critical to the operations of certain of our tenants. We face risks associated with security breaches, whether through cyber-attacks or intrusions, malware, computer viruses, attachments to e-mails, people with access or who gain access to our systems and other significant disruptions of our IT networks and related systems. The risk of a security breach or disruption, particularly through cyber-attack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased, which, in turn, may lead to increased costs to protect our network and systems. Additionally, third-party security events at our vendors or other service providers could impact our data and operations via unauthorized access to, or loss or other compromise of information or disruption of services. Although we make efforts to maintain the security and integrity of our IT networks and related systems, and we have implemented various measures to manage the risk of a security breach or disruption, including but not limited to password protection, ongoing training modules throughout the year, frequent backups and a redundant data system, there can be no assurance that our security efforts and measures will be effective or that attempted security breaches or disruptions would not be successful or damaging. A security breach or other significant disruption involving our IT networks and related systems could significantly disrupt the proper functioning of our networks and systems and, as a result, disrupt our operations, which could have a material adverse effect on our cash flow, financial condition and results of operations.

We may from time to time be subject to litigation that may negatively impact our cash flow, financial condition, results of operations and market price of our common stock.

We may from time to time be a defendant in lawsuits and regulatory proceedings relating to our business. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the ultimate outcome of any such litigation or proceedings. An unfavorable outcome could negatively impact our cash flow, financial condition, results of operations and trading price of our common stock.

Risks Related to Financing and Capital

If we cannot obtain additional financing, our growth will be limited.

If adverse conditions in the credit markets, in particular with respect to real estate, materially deteriorate, our business could be materially and adversely affected. Our long-term ability to grow through investments in industrial properties, including our ability to realize our projections for growth, will be limited if we cannot obtain additional financing on favorable terms, or at all. In the future, we will rely on equity and debt financing, including issuances of common and perpetual preferred stock, borrowings under our revolving credit facility, term loans, issuances of unsecured debt securities and debt secured by individual properties or pools of properties, and recycling of capital to finance our acquisition, development, redevelopment, renovation and expansion activities and for working capital. If we are unable to obtain equity or debt financing from these or other sources, or to refinance existing indebtedness upon maturity, our financial condition and results of operations would likely be adversely affected. Any additional debt we incur will increase our leverage and likelihood of default. Market conditions may make it difficult to obtain additional financing, and we cannot assure you that we will be able to obtain additional debt or equity financing or that we will be able to obtain it on favorable terms.

In addition, to qualify as a REIT, we are required to distribute at least 90% of our taxable income (determined before the deduction for dividends paid and excluding any net capital gains) each year to our stockholders, and we generally expect to make distributions in excess of such amount. As a result, our ability to retain earnings to fund acquisitions, development, redevelopment, renovation and expansion, if any, or other capital expenditures will be limited.

Debt service obligations could adversely affect our overall operating results, may require us to sell industrial properties and could adversely affect our ability to make distributions to our stockholders and the market price of our shares of common stock.

Our business strategy contemplates the use of both non-recourse secured debt and unsecured debt to finance long-term growth. As of December 31, 2024, we had total debt, net of deferred financing costs and unamortized fair value adjustment, of approximately $823.4 million, which consisted of revolving credit facility borrowings, term loan borrowings, senior unsecured note borrowings and a mortgage loan payable. While over the long term we intend to limit the sum of the outstanding principal amount of our consolidated indebtedness and the liquidation preference of any outstanding shares of preferred stock to less than 35% of our total enterprise value, our governing documents contain no limitations on the amount of debt that we may incur, and our board of directors may change our financing policy at any time without stockholder approval. We also intend to maintain a fixed charge coverage ratio in excess of 2.0x and a net debt-to-adjusted EBITDA ratio below 5.0x and limit the principal amount of our outstanding floating rate debt to less than 20% of our total consolidated indebtedness but our board of directors may modify or eliminate these limitations at any time without the approval of our stockholders. As a result, we may be able to incur substantial additional debt, including secured debt, in the future. Our existing debt, and the incurrence of additional debt, could subject us to many risks, including the risks that:

- our cash flows from operations will be insufficient to make required payments of principal and interest;

- our debt may increase our vulnerability to adverse economic and industry conditions;

- we may be required to dedicate a substantial portion of our cash flows from operations to payments on our debt, thereby reducing cash available for distribution to our stockholders, funds available for operations and capital expenditures, future business opportunities or other purposes;

- the terms of any refinancing may not be as favorable as the terms of the debt being refinanced; and

- the use of leverage could adversely affect our ability to make distributions to our stockholders and the market price of our shares of common stock.

Certain of our debt, such as our term loans, senior unsecured notes and mortgage loan, require that the principal be repaid at the maturity of the loan in a "balloon payment." As of December 31, 2024, the financing arrangements of our outstanding indebtedness could require us to make lump-sum or "balloon" payments of approximately $829.9 million at maturity dates that range from 2026 to 2031. If we do not have sufficient funds to repay existing or future debt at maturity, including debt under our credit facility, term loans and senior unsecured notes, it may be necessary to refinance the debt through additional debt or raise additional funds through equity financings. If the credit environment is constrained at the time of any refinancing, we could have a very difficult time refinancing debt on acceptable terms, or at all. For example, if prevailing interest rates or other factors result in higher interest rates on refinancings, the increase in interest expense would adversely affect our cash flows, and, consequently, cash available for distribution to our stockholders. If we are unable to refinance our debt on acceptable terms, we may be forced to choose from a number of unfavorable options, including agreeing to otherwise unfavorable financing terms on new debt or disposing of one or more of our industrial properties on disadvantageous terms, potentially resulting in losses. We may also place mortgages on our properties that we own to secure a revolving credit facility or other debt. To the extent we cannot meet any future debt service obligations, we will risk losing some or all of our industrial properties that may be pledged to secure our obligations to foreclosure.

Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies. Higher interest rates could increase debt service requirements on any floating rate debt that we incur, which could reduce the amounts available for distribution to our stockholders, as well as reduce funds available for our operations, future business opportunities, or other purposes. In addition, an increase in interest rates could decrease the amount third parties are willing to pay for our assets, thereby limiting our ability to implement our business strategy, recycle capital and/or change our portfolio promptly in response to changes in economic or other conditions.

The agreements relating to our existing debt contain, and we expect that agreements relating to our future indebtedness will contain, covenants that could limit our operations and our ability to make distributions to our stockholders.

We have a credit facility, which consists of a $100.0 million term loan that matures in January 2027, a $100.0 million term loan that matures in January 2028 and a revolving credit facility with $600.0 million in borrowing capacity that matures in January 2029. As of December 31, 2024, the revolving credit facility had an outstanding balance of approximately $82.0 million. We also have $475.0 million of senior unsecured notes outstanding as well as an outstanding mortgage loan with a total contractual principal amount of approximately $72.9 million. We have agreed to guarantee the obligations of the borrower (a wholly-owned subsidiary) under our revolving credit facility, our term loans and our senior unsecured notes. Our revolving credit facility, our term loans and our senior unsecured notes contain, and we expect that our agreements for future indebtedness will contain, financial and operating covenants, such as fixed charge coverage and debt ratios and other limitations that will limit or restrict our ability to make distributions or other payments to our stockholders and may restrict our investment activities. For example, our credit facility restricts distributions if we are in default. These covenants may limit our operating and financial flexibility and our ability to respond to changes in our business or competitive activities in the future and may also restrict our ability to engage in transactions that we believe would otherwise be in the best interests of our stockholders or obtain necessary funds.

Failure to meet our financial covenants could result from, among other things, changes in our results of operations, the incurrence of additional debt or changes in general economic conditions. If we violate covenants or if there is an event of default under our credit facility, our term loans, our senior unsecured notes, or in our future agreements, we could be required to repay all or a portion of our indebtedness before maturity and might be unable to arrange financing for such repayment on attractive terms, if at all. In addition, the note purchase agreements with respect to our existing senior unsecured notes contain, and any unsecured debt agreements we enter into in the future may contain, specific cross-default provisions with respect to specified other indebtedness, giving the unsecured lenders the right to declare a default if we are in default under other loans in some circumstances. Defaults under our debt agreements could materially and adversely affect our cash flows, financial condition and results of operations.

We may acquire outstanding debt or provide a loan, in each case secured by an industrial property, which will expose us to risks.

We may acquire outstanding debt secured by an industrial property from lenders and investors or provide a loan secured by industrial property if we believe we can acquire ownership of the underlying property through foreclosure, deed-in-lieu of foreclosure or other means. If we acquire such debt or provide such a loan, borrowers may seek to assert various defenses to our foreclosure or other actions, and we may not be successful in acquiring the underlying property on a timely basis, or at all, in which event we could incur significant costs and experience significant delays in acquiring such properties, all of which could adversely affect our financial performance and reduce our expected returns from such investments. In addition, we may not earn a current return on such investments particularly if the loan that we acquire or provide is in, or goes into, default.

If we provide debtor-in-possession financing or provide a loan, a default by the borrower could adversely affect our cash flows.

We may on a limited basis provide debtor-in-possession financing to a property owner that has filed for bankruptcy or make a loan secured by real estate that we might otherwise purchase directly. We expect that any such loans would be secured by one or more properties that we intend to acquire and that we would have the option to acquire such property in lieu of the repayment of such loan. Any default by the borrower under any such loan could negatively impact our cash flows and our ability to make cash distributions to our stockholders and result in litigation and related expenses. Although we would expect to acquire the secured property upon a borrower's default, there is no assurance that we will successfully foreclose on a property, and any such foreclosure could result in significant expenses.

Adverse changes in our credit rating could negatively affect our financing activity.

Fitch Ratings assigned us an issuer rating of BBB+ with a stable outlook. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating agency. Our credit rating can affect the amount of capital we can access, as well as the terms and pricing of any debt we may incur. There can be no assurance that we will be able to maintain our current credit rating, and in the event our credit rating is downgraded, we would likely incur higher borrowing costs and may encounter difficulty in obtaining additional financing. Also, a downgrade in our credit rating may trigger additional payments or other negative consequences under our existing and future credit facilities and debt instruments. For example, if our credit rating is downgraded to below investment grade levels, we may not be able to obtain or maintain extensions on certain of our existing debt. Adverse changes in our credit rating could negatively impact our refinancing activities, our ability to manage our debt maturities, our future growth, our financial condition, the market price of our stock and our acquisition activities.

Failure to hedge effectively against interest rate changes may adversely affect results of operations.

We may seek to manage our exposure to interest rate volatility by using interest rate hedging arrangements, such as cap contracts and swap agreements. We do not currently have any hedging arrangements in place but have previously used interest rate caps to hedge the variable cash flows associated with our term loans. Any future hedging arrangements we enter into may not be effective in reducing our exposure to interest rate changes and a court could rule that such arrangements are not legally enforceable. Hedging may reduce overall returns on our investments and the failure to hedge effectively against interest rate changes may materially adversely affect our results of operations.

Our existing stockholders may experience dilution if we issue additional common stock.

Sales of substantial amounts of shares of our common stock in the public market, including the issuance of our common stock in connection with property, portfolio or business acquisitions, the issuance and vesting of any restricted stock granted to employees under our 2019 Equity Incentive Plan and the issuance of our common stock upon the vesting of awards under our Amended and Restated Long-Term Incentive Plan, may be dilutive to existing stockholders and could have an adverse effect on the market price of our common stock.

We may issue preferred stock or debt securities and may also incur other future indebtedness which would rank senior to our common stock upon liquidation and may adversely affect the market price of our common stock.

Holders of our common stock are not entitled to preemptive rights or other protections against dilution. Upon liquidation, holders of our debt securities and any shares of preferred stock, and lenders with respect to other borrowings, including our existing credit facility and mortgage loans payable, will receive distributions of our available assets prior to the holders of our common stock. In addition, future offerings of debt securities or the incurrence of additional indebtedness may reduce the market price of our common stock. Shares of our preferred stock, if issued in the future, could have a preference on liquidating distributions and a preference on dividend payments that could limit our ability to pay a dividend or make another distribution to the holders of our common stock and, as a result, may reduce the market price of our common stock.

Volatility in the capital and credit markets could materially and adversely impact us.

The capital and credit markets have experienced, and may continue to experience, extreme volatility and disruption from time to time, which may make it more difficult for us to raise equity capital, hinder our ability to borrow money, obtain new debt financing or refinance our maturing debt on favorable terms, or at all. Market turmoil and tightening of credit, which have occurred in the past, can also lead to an increased lack of consumer confidence and widespread reduction of business activity generally, which also could materially and adversely impact us, including our ability to acquire and dispose of assets on favorable terms or at all. Volatility in capital and credit markets may also have a material adverse effect on the market price of our common stock.

Risks Related to the Real Estate Industry

Investments in real estate properties are subject to risks that could adversely affect our business.

Investments in real estate properties are subject to varying degrees of risk and our performance and value are subject to general economic conditions and risks associated with our properties. While we seek to minimize these risks through geographic diversification of our portfolio, market research and our asset management capabilities, these risks cannot be eliminated. Factors that may affect real estate values and cash flows include:

- downturns in national, regional and local economic conditions (particularly increases in unemployment);
- the attractiveness of our properties to potential tenants and competition from other industrial properties;
- changes in supply of, or demand for, similar or competing properties in an area;
- bankruptcies, financial difficulties or lease defaults by the tenants of our properties;
- adverse capital and credit market conditions, which may restrict our operating activities;

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- changes in interest rates, availability and terms of debt financing, including periods of high or rising interest rates;

- changes in operating costs and expenses and our ability to control rents, including periods of high and persistent inflation;

- changes in, or increased costs of compliance with, governmental rules, regulations and fiscal policies, including changes in tax, tariff, real estate, environmental and zoning laws, and our potential liability thereunder;

- increasing costs of maintaining, insuring, renovating and making improvements to our properties;

- unanticipated changes in costs associated with known adverse environmental conditions or retained liabilities for such conditions;

- tenant turnover;

- re-leasing that may require concessions or reduced rental rates under the new leases due to reduced demand;

- our ability to renovate and reposition our properties due to changes in the business and logistical needs of our tenants;

- technological changes, such as reconfiguration of supply chains, autonomous vehicles, robotics, 3D printing or other technologies;

- disruptions in the global supply chain caused by political, regulatory or other factors, including terrorism and domestic terrorist attacks;

- disruptions to political, governmental or regulatory systems, including shutdowns of the government and its agencies; and

- the effects of deflation, including credit market dislocation, weakened consumer demand and a decline in general price levels.

In addition, throughout 2023 and 2024, we observed economic and geopolitical uncertainty in the United States and abroad. If such uncertainty continues or is heightened, it could lead to sustained periods of economic slowdown or recession, continued inflation and higher interest rates or declining demand for real estate, and the occurrence of such events or public perception that any of these events may occur, would result in a general decrease in rents or an increased occurrence of defaults under existing leases, which would materially adversely affect our financial condition and results of operations. Future terrorist attacks or wars may also result in declining economic activity, which could reduce the demand for, and the value of, our properties and adversely impact our tenants, including their ability to meet obligations under their leases. For these and other reasons, we cannot assure our stockholders that we will be profitable or that we will realize growth in the value of our properties.

Actions by our competitors may decrease or prevent increases in the occupancy and rental rates of our properties.

We compete with other developers, owners and operators of real estate, some of which own properties similar to our properties in the same markets in which the properties we own are located. If our competitors offer space at rental rates below current market rates or below the rental rates we will charge the tenants of our properties, we may lose existing or potential tenants, and we may be pressured to reduce our rental rates or offer tenant concessions or favorable lease terms in order to retain tenants when such tenants' leases expire or attract new tenants. As a result of these actions by our competitors, our financial condition, cash flows, cash available for distribution, trading price of our common stock and ability to satisfy our debt service obligations could be materially adversely affected.

Real estate investments are not as liquid as other types of assets, which may reduce economic returns to investors.

Real estate investments are not as liquid as other types of investments and significant expenditures associated with real estate investments, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in income from the investments. In addition, we intend to comply with the safe harbor rules relating to the number of properties that can be disposed of in a year, the tax bases and the costs of improvements made to these properties, and meet other tests which enable a REIT to avoid punitive taxation on the sale of assets. Thus, our ability at any time to sell assets may be restricted. This lack of liquidity may limit our ability to vary our portfolio promptly in response to changes in economic, financial, investment or other conditions and, as a result, could adversely affect our financial condition, results of operations, cash flows and our ability to pay distributions on, and the market price of, our common stock.

Uninsured or underinsured losses relating to real property may adversely affect our returns.

We will attempt to ensure that all of our properties are adequately insured to cover casualty losses. We carry property and rental loss, liability and terrorism insurance resulting from certain perils such as fire, windstorm, flood, earthquake and terrorism; commercial general liability insurance; and environmental insurance, as appropriate where each of our properties are located. However, there are certain losses, including losses from floods, hurricanes, fires, earthquakes and other natural disasters, acts of war, acts of terrorism or riots, that are not generally insured against or that are not generally fully insured against because it is not deemed economically feasible or prudent to do so. In addition, changes in the cost or availability of insurance could expose us to uninsured casualty losses. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed property and we may not have access to an alternative source of funding to repair or reconstruct the damaged property. In the event that any of our properties incurs a casualty loss that is not fully covered by insurance, the value of our assets will be reduced by the amount of any such uninsured loss, and we could experience a significant loss of capital invested and potential revenues in these properties and could potentially remain obligated under any recourse debt associated with the property. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate a property after it has been damaged or destroyed. Any such losses could adversely affect our financial condition, results of operations, cash flows and ability to pay distributions on, and the market price of, our common stock.

We own properties in Los Angeles, the San Francisco Bay Area and Seattle, which are located in areas that are known to be subject to earthquake activity. Although we carry replacement-cost earthquake insurance on all of our properties located in areas historically subject to seismic activity, subject to coverage limitations and deductibles that we believe are commercially reasonable, we may not be able to obtain coverage to cover all losses with respect to such properties on economically favorable terms, which could expose us to uninsured casualty losses. We intend to evaluate our earthquake insurance coverage annually in light of current industry practice.

Environmentally hazardous conditions may adversely affect our operating results.

Under various federal, state and local environmental laws, a current or previous owner or operator of real property may be liable for the cost of investigating, removing or remediating hazardous or toxic substances on such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Even if more than one person may have been responsible for the contamination, each person covered by applicable environmental laws may be held responsible for all of the clean-up costs incurred. In addition, third parties may sue the owner or operator of a site for damages based on personal injury, natural resource or property damage or other costs, including investigation and clean-up costs, resulting from the environmental contamination. The presence of hazardous or toxic substances on one of our properties, or the failure to properly remediate a contaminated property, could give rise to a lien in favor of the government for costs it may incur to address the contamination, or otherwise adversely affect our ability to sell or lease the property or borrow using the property as collateral. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated. A property owner who violates environmental laws may be subject to sanctions which may be enforced by governmental agencies or, in certain circumstances, private parties. In connection with the acquisition and ownership of our properties, we may be exposed to such costs. The cost of defending against environmental claims, of compliance with environmental regulatory requirements or of remediating any contaminated property could materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to our stockholders.

Environmental laws in the U.S. also require that owners or operators of buildings containing asbestos properly manage and maintain the asbestos, adequately inform or train those who may come into contact with asbestos and undertake special precautions, including removal or other abatement, in the event that asbestos is disturbed during building renovation or demolition. These laws may impose fines and penalties on building owners or operators who fail to comply with these requirements and may allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos. Some of our properties may contain asbestos-containing building materials.

We invest in properties historically used for industrial, manufacturing and commercial purposes. Some of these properties contain, or may have contained, underground storage tanks for the storage of petroleum products and other hazardous or toxic substances. All of these operations create a potential for the release of petroleum products or other hazardous or toxic substances. Some of our properties may be adjacent to or near other properties that have contained or currently contain underground storage tanks used to store petroleum products or other hazardous or toxic substances. In addition, certain of our properties may be on or are adjacent to or near other properties upon which others, including former owners or tenants of such properties, have engaged, or may in the future engage, in activities that may release petroleum products or other hazardous or toxic substances. As needed, we may obtain environmental insurance policies on commercially reasonable terms that provide coverage for potential environmental liabilities, subject to the policy's coverage conditions and limitations. From time to time, we may acquire properties, or interests in properties, with known adverse environmental conditions where we believe that the environmental liabilities associated with these conditions are quantifiable and that the acquisition will yield a superior risk- adjusted return. In such an instance, we underwrite the costs of environmental investigation, clean-up and monitoring into the cost. Further, in connection with property dispositions, we may agree to remain responsible for, and to bear the cost of, remediating or monitoring certain environmental conditions on the properties.

We generally obtain Phase I environmental site assessments on each property prior to acquiring it and we generally anticipate that the properties that we may acquire in the future may be subject to a Phase I or similar environmental assessment by independent environmental consultants at the time of acquisition. Phase I assessments are intended to discover and evaluate information regarding the environmental condition of the surveyed property and surrounding properties. Phase I assessments generally include a historical review, a public records review, an investigation of the surveyed site and surrounding properties, and preparation and issuance of a written report, but do not include soil sampling or subsurface investigations and typically do not include an asbestos survey. Even if none of our environmental assessments of our properties reveal an environmental liability that we believe would have a material adverse effect on our business, financial condition or results of operations taken as a whole, we cannot give any assurance that such conditions do not exist or may not arise in the future. Material environmental conditions, liabilities or compliance concerns may go undetected by the environmental assessment or arise after the environmental assessment has been completed. Moreover, there can be no assurance that (i) future laws, ordinances or regulations will not impose any material environmental liability or (ii) the environmental condition of our properties will not be affected by tenants, by the condition of land or operations in the vicinity of such properties (such as releases from underground storage tanks), or by third parties unrelated to us.

Costs of complying with governmental laws and regulations with respect to our properties may adversely affect our income and the cash available for any distributions.

All real property and the operations conducted on real property are subject to various federal, state and local laws and regulations. Tenants' ability to operate and to generate income to pay their lease obligations may be affected by permitting and compliance obligations arising under such laws and regulations. Some of these laws and regulations may impose joint and several liability on tenants, owners or operators for the costs to investigate or remediate contaminated properties, regardless of fault or whether the acts causing the contamination were legal. Leasing our properties to tenants that engage in industrial, manufacturing and commercial activities will cause us to be subject to the risk of liabilities under environmental laws and regulations.

Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures. In addition, there are various local, state and federal fire, health, life-safety and similar regulations with which we may be required to comply and which may subject us to liability in the form of fines or damages for noncompliance. Any material expenditures, fines or damages we must pay will reduce our ability to make distributions and may reduce the value of our common stock. In addition, changes in these laws and governmental regulations, or their interpretation by agencies or the courts, could occur.

Furthermore, while leases with our tenants generally include provisions to obligate the tenants to comply with all laws and operate within a defined use, there is no guaranty that the tenants will comply with the terms of their leases. Moreover, our tenants may disregard the use restrictions contained in their leases and conduct operations not contemplated by the lease, including highly hazardous uses, despite our efforts to prohibit certain uses. We may also incur costs to bring a property into legal compliance even though the tenant may have been contractually required to comply and pay for the cost of compliance.

We are exposed to the potential impacts of climate change and climate-change related risks, which may result in unanticipated losses that could affect our business and financial condition.

Government authorities and various interest groups are promoting laws and regulations relating to climate change, including regulations aimed at limiting greenhouse gas emissions and the implementation of "green" building codes, due to concerns over contributions to climate change. In addition, laws and regulations at the federal, state and local level aimed at increasing climate-related disclosures, including the rules proposed by the SEC and the legislation recently enacted in the state of California, may increase compliance and data collection costs if, and when, such laws and regulations become effective. Further, such laws and regulations may require us to make improvements to our existing properties or result in increased capital expenditures in order to comply with such regulations, as well as increased operating costs that we may not be able to effectively pass on to our tenants. In addition, such laws and regulations could impose substantial costs on our tenants, including, for example, an increase in the cost of the fuel and other energy purchased by our tenants. Any such increased costs could impact the financial condition of our tenants and their ability to meet their lease obligations and also affect our ability to lease or re-lease our properties.

We may be exposed to physical risks from possible future changes in climate, which could increase our operating costs, impact our tenants' ability to pay rent and adversely affect our ability to lease, develop or dispose of our properties. Our properties may be exposed to rare catastrophic weather events, such as severe storms, wildfires or floods, which may result in uninsured or underinsured losses. If the frequency of extreme weather events increases, our exposure to these events could increase. Some of our properties may also be subject to risks from rising sea levels. In addition, many state and local governments are adopting or considering adopting regulations requiring that property owners and developers include in their development or redevelopment plans resiliency measures to address climate-change related risks. If such regulations apply to any of our properties, we may be required to incur substantial costs to address such regulations.

Compliance or failure to comply with regulatory requirements could result in substantial costs.

We are required to comply with many regulations made by various regulatory entities, including (but not limited to) the Americans with Disabilities Act, The Fair Housing Amendment of 1988, various California energy efficiency standards such as The Energy Efficiency Standards for Residential and Nonresidential Buildings, Title 24, and/or other similar regulations. Noncompliance could result in the imposition of fines or the award of damages to private litigants. If we are required to incur additional costs and make unanticipated expenditures or substantial modifications to our properties to comply with such regulatory requirements, our financial condition, cash flows, results of operations, the market price of our shares of common stock and our ability to make distributions to our stockholders could be adversely affected.

We may be unable to sell a property if or when we decide to do so, including as a result of uncertain market conditions, which could adversely affect the return on an investment in our common stock.

We expect to hold the various real properties in which we invest until such time as we decide that a sale or other disposition is appropriate given our investment objectives. Our ability to dispose of properties on advantageous terms or at all depends on factors beyond our control, including competition from other sellers that are divesting similar assets in the same markets and/or at valuations below our valuations for comparable assets and the availability of attractive financing for potential buyers of our properties. Due to the uncertainty of market conditions which may affect the future disposition of our properties, we cannot assure our stockholders that we will be able to sell such properties at a profit, or at all, in the future.

Furthermore, we may be required to expend funds to correct defects or to make improvements before a property can be sold and may not have the funds available to correct such defects or to make such improvements. In acquiring a property, we may agree to restrictions that prohibit the sale of that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These provisions would restrict our ability to sell a property.

Risks Related to Our Organizational Structure

Our board of directors may change significant corporate policies without stockholder approval.

Our investment, financing, borrowing and distribution policies and our policies with respect to all other activities, including growth, debt, capitalization and operations, are determined by our board of directors. These policies may be amended or revised at any time and from time to time at the discretion of the board of directors without notice to, or a vote of, our stockholders. In addition, the board of directors may change our governance policies, including our conflict of interest policies, provided that such changes are consistent with applicable legal and regulatory requirements, including the listing standards of the New York Stock Exchange. A change in these policies could have an adverse effect on our financial condition, results of operations, cash flows, per share trading price of our common stock and ability to satisfy our debt service obligations and to pay distributions to our stockholders.

We could increase the number of authorized shares of stock and issue stock without stockholder approval.

Subject to applicable legal and regulatory requirements, our charter authorizes our board of directors, without stockholder approval, to increase the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series, to issue authorized but unissued shares of our common stock or preferred stock and to classify or reclassify any unissued shares of our common stock or preferred stock and to set the preferences, rights and other terms of such classified or unclassified shares. Our board of directors could establish a series of preferred stock that could, depending on the terms of such series, delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Certain provisions of Maryland law could inhibit changes in control.

Certain provisions of the Maryland General Corporation Law, or MGCL, may have the effect of inhibiting or deterring a third-party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

- "*Business Combination*" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" (as defined under the MGCL) or an affiliate of an interested stockholder for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter may impose special stockholder voting requirements unless certain minimum price conditions are satisfied; and

- "*Control Share*" provisions that provide that "control shares" of our company acquired in a "control share acquisition" (each as defined under the MGCL) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

We have opted out of the business combination and control share provisions of the MGCL by resolution of our board of directors and pursuant to a provision in our bylaws, respectively. However, in the future, only upon the approval of our stockholders, our board of directors may by resolution elect to opt-in to the business combination provisions of the MGCL and we may, only upon the approval of our stockholders, by amendment to our bylaws, opt-in to the control share provisions of the MGCL. Our board of directors has also adopted a resolution prohibiting us from electing to be subject to the provisions of Title 3, Subtitle 8 of the MGCL, without the approval of our stockholders, that would permit our board of directors to classify the board without stockholder approval. Such provisions of Title 3, Subtitle 8 of the MGCL could have an anti-takeover effect.

In addition, the provisions of our charter on removal of directors and the advance notice provisions of our bylaws could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interest. Likewise, if our board of directors, with stockholder approval, as applicable, were to opt in to the business combination or control share provisions of the MGCL or the provisions of Title 3, Subtitle 8 of the MGCL, these provisions of the MGCL could have similar anti-takeover effects.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Maryland law provides that a director or officer has no liability in that capacity if he or she satisfies his or her duties to us and our stockholders. Our charter limits the liability of our directors and officers to us and our stockholders for monetary damages, except for liability resulting from:

- actual receipt of an improper benefit or profit in money, property or services; or

- a final judgment based upon a finding of active and deliberate dishonesty by the director or officer that was material to the cause of action adjudicated.

In addition, our charter authorizes us, and our bylaws require us, to indemnify our directors and officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. Accordingly, in the event that actions taken in good faith by any of our directors or officers impede the performance of our company, your ability to recover damages from such director or officer will be limited. In addition, we may be obligated to advance the defense costs incurred by our directors and executive officers, and may, in the discretion of our board of directors, advance the defense costs incurred by our employees and other agents in connection with legal proceedings.

Risks Related to Our Status as a REIT

Failure to qualify as a REIT would cause us to be taxed as a regular C corporation, which would substantially reduce funds available for distributions to stockholders.

We believe that our organization and method of operation have enabled and will continue to enable us to meet the requirements for qualification and taxation as a REIT. However, we cannot assure you that we will qualify as such. This is because qualification as a REIT involves the application of highly technical and complex provisions of the Code as to which there are only limited judicial and administrative interpretations and involves the determination of facts and circumstances not entirely within our control. Future legislation, new regulations, administrative interpretations or court decisions may significantly change the tax laws or the application of the tax laws with respect to qualification as a REIT for U.S. federal income tax purposes or the U.S. federal income tax consequences of such qualification.

If we fail to qualify as a REIT in any taxable year, and are unable to obtain relief under certain statutory provisions, we will face serious tax consequences that will substantially reduce the funds available for distributions to our stockholders because:

- we would not be allowed a deduction for dividends paid to stockholders in computing our taxable income and would be subject to federal and state income tax at regular corporate rates; and

- we could not elect to qualify as a REIT for four taxable years following the year during which we were disqualified.

In addition, we would no longer be required to pay distributions. As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it could adversely affect the value of our common stock.

In addition, we currently hold certain of our properties indirectly through subsidiaries that intend to qualify as REITs for federal income tax purposes, and we may in the future hold other properties through REIT subsidiaries. Failure of any of these REIT subsidiaries to qualify as a REIT for U.S. federal income tax purposes could jeopardize our status as a REIT for U.S. federal income tax purposes.

Even if we qualify as a REIT, we may face other tax liabilities that reduce our cash flows.

Even if we qualify as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. Our tax liabilities may increase as a result of changes in state and local tax laws or regulations, or, in the case of property taxes, as our properties are assessed or reassessed by taxing authorities. Any of these taxes would decrease cash available for distributions to stockholders.

We may be subject to a 100% penalty tax on any prohibited transactions that we enter into, or may be required to forego certain otherwise beneficial opportunities in order to avoid the penalty tax on prohibited transactions.

If we have acquired or held property primarily for sale to customers in the ordinary course of business, we may be subject to a 100% prohibited transactions tax under U.S. federal tax laws on the gain from disposition of the property unless the disposition qualifies for one or more safe harbor exceptions for properties that have been held by us for at least two years and satisfies certain additional requirements.

The potential application of the prohibited transactions tax could cause us to forego potential dispositions of property or to forego other opportunities that might otherwise be attractive to us, or to hold investments or undertake such dispositions or other opportunities through a taxable REIT subsidiary ("TRS"), which would generally result in such TRS incurring corporate income taxes.

REIT distribution requirements could adversely affect our liquidity and may force us to borrow funds or sell assets during unfavorable market conditions.

In order to maintain our REIT status and to meet the REIT distribution requirements, we may need to borrow funds on a short-term basis or sell assets, even if the then-prevailing market conditions are not favorable for these borrowings or sales. To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our net taxable income each year, excluding capital gains. In addition, we will be subject to corporate income tax to the extent we distribute less than 100% of our net taxable income including any net capital gain. We intend to make distributions to our stockholders to comply with the requirements of the Code for REITs and to minimize or eliminate our corporate income tax obligation to the extent consistent with our business objectives. Our cash flows from operations may be insufficient to fund required distributions as a result of differences in timing between the actual receipt of income and the recognition of income for U.S. federal income tax purposes, the effect of non-deductible capital expenditures, the creation of reserves, required debt service or amortization payments. The insufficiency of our cash flows to cover our distribution requirements could have an adverse impact on our ability to raise short- and long-term debt or sell equity securities in order to fund distributions required to maintain our REIT status. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years.

Dividends payable by REITs generally do not qualify for reduced tax rates.

Currently, the maximum tax rate for certain qualified dividends payable to U.S. stockholders that are individuals, trusts and estates generally is 20%. Ordinary dividends payable by REITs, however, are generally not eligible for such reduced rates and therefore are taxable as ordinary income when paid to such stockholders. However, for taxable years beginning before January 1, 2026, a deduction of up to 20% (subject to certain limitations) is available on most ordinary REIT dividends and certain trade or business income of non-corporate taxpayers. Additionally, to the extent such dividends are attributable to certain dividends that we receive from a TRS, such dividends generally will be eligible for the reduced rates that apply to qualified dividend income. The more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates or are otherwise sensitive to these lower rates to perceive investments in REITs to be relatively less attractive than investments in the stock of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common stock.

We may choose to pay dividends in our stock instead of cash, in which case stockholders may be required to pay income taxes in excess of any cash dividends they receive.

We may distribute taxable dividends that are payable in stock. Taxable stockholders receiving taxable stock dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, stockholders may be required to pay income taxes with respect to such dividends in excess of any cash dividends received. If a U.S. stockholder sells the stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, we may be required to withhold U.S. federal income tax with respect to such dividends. In addition, if a significant number of our stockholders sell common stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our common stock.

Complying with the REIT requirements may cause us to forego otherwise attractive opportunities or to liquidate otherwise attractive investments.

To qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our capital stock. In order to meet these tests, we may be required to forego investments we might otherwise make. Thus, compliance with the REIT requirements may hinder our performance.

In particular, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified real estate assets. The remainder of our investments in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the total voting power or more than 10% of the total value, in each case, of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, no more than 20% of the value of our total assets can be represented by the securities of one or more TRSs and no more than 25% of the value of our total assets can be represented by unsecured debt of publicly offered REITs, in each case, at the close of each calendar quarter. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of such quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

A failure to comply with the limits relating to TRSs would jeopardize our REIT qualification and may result in the imposition of certain taxes.

As a REIT, we are subject to a variety of limitations on our ownership of TRSs and operations with respect to any TRSs that we own, and failure to comply with these limitations may subject us to additional taxes, the amount of which could be substantial, or, potentially, loss of REIT status. While we anticipate that we will comply with these limitations, we can provide no assurances in this regard.

The ability of our board of directors to revoke our REIT qualification without stockholder approval may subject us to U.S. federal income tax and reduce distributions to our stockholders.

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to be qualified as a REIT. If we cease to be a REIT, we would become subject to U.S. federal and state corporate income tax on our taxable income and would no longer be required to distribute most of our taxable income to our stockholders, which may have adverse consequences on our total return to our stockholders and on the market price of our common stock.

We may face risks in connection with Section 1031 Exchanges.

We may engage in one or more real estate transactions intended to qualify for U.S. federal income tax deferral as a "like-kind exchange" under Section 1031 of the Code. If a transaction that is intended to qualify for deferral under Section 1031 is later determined to have been taxable, we may face adverse consequences. Additionally, if the laws applicable to such transactions are amended or repealed, we may not be able to dispose of properties on a tax-deferred basis.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our common stock.

At any time, the U.S. federal income tax laws governing REITs (or otherwise affecting our business or affecting our stockholders) or the administrative interpretations of those laws may be amended. We cannot predict when or if any new U.S. federal income tax law, regulation, or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation, or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in, or any new, U.S. federal income tax law, regulation or administrative interpretation.

General Risks

Our business could be adversely impacted if we have deficiencies in our disclosure controls and procedures or internal controls over financial reporting.

The design and effectiveness of our disclosure controls and procedures and internal controls over financial reporting may not prevent all errors, misstatements or misrepresentations. While management will continue to review the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, there can be no guarantee that our internal controls over financial reporting will be effective in accomplishing all control objectives all of the time. Deficiencies, including any material weakness, in our internal controls over financial reporting which may occur in the future could result in misstatements or restatements of our financial statements or a decline in our stock price.

The market price and trading volume of our common stock may be volatile and may trade at prices that are higher or lower than our net asset value per share.

The market price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate and cause significant price variations. If the market price of our common stock declines, you may be unable to resell your shares at or above the price you paid for such shares. We cannot assure you that the market price of our common stock will not fluctuate or decline in the future.

Additionally, the market value of the equity securities of a REIT is based upon the market's perception of the REIT's growth potential and its current and potential future cash distributions, whether from operations, sales or refinancings, and upon the real estate market value of the underlying assets. Our common stock may trade at prices that are higher or lower than our net asset value per share. To the extent we retain operating cash flows for investment purposes, working capital reserves or other purposes, these retained funds, while increasing the value of our underlying assets, may not correspondingly increase the market price of our common stock.

Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include: our financial condition, performance, liquidity and prospects; actual or anticipated variations in our quarterly operating results or distributions; changes in our funds from operations, or FFO, or earnings; publication of research reports about us or the real estate industry; changes in earnings estimates by analysts and our ability to meet analysts' earnings estimates; increases in market interest rates that lead purchasers of our shares to demand a higher yield; the market for similar securities issued by REITs; the attractiveness of REIT securities in comparison to the securities of other companies, taking into account, among other things, the higher tax rates imposed on dividends paid by REITs; government legislation, action or regulation; our issuance of debt or preferred equity securities; the realization of any of the other risk factors presented in this Annual Report on Form 10-K; and general market, including capital market and real estate market, and economic conditions.

Item 1B.   Unresolved Staff Comments.

None.

Item 1C.   Cybersecurity.

Cyber Risk Management and Strategy

We rely on information technology in our operations, and any material failures, inadequacies, interruptions, security failures, social engineering attacks or cyber-attacks could harm our business. Management of cybersecurity risks is a component of our overall risk management strategy, which is overseen by our senior management team and our board of directors. We rely on a managed IT service provider with a longstanding relationship with the Company to help manage cybersecurity risks. Our managed IT service provider conducts testing of our controls and environment, including penetration testing, to identify and remediate cybersecurity risks.

We have an employee education program that is designed to raise awareness of cybersecurity threats to reduce our vulnerability as well as to encourage consideration of cybersecurity risks across functions. Before contracting with certain third parties, such as our local property managers, or purchasing third party technology or other solutions that involve exposure to sensitive company or tenant information, we conduct diligence on those third parties, which includes a security review. We maintain back-ups and disaster recovery plans to restore our information in the event of an incident.

Additionally, as a public company, we are subject to Sarbanes-Oxley Act ("SOX") requirements and must undergo independent audits of information technology general controls in support of internal control over financial reporting.

Governance Related to Cybersecurity Risks

Our third-party managed IT service provider reports to our Chief Financial Officer, Chief Accounting Officer, and Chief Operating Officer on cybersecurity matters, including cybersecurity risks. These senior executives are involved in management of information security procedures and periodically brief the board of directors on information security matters.

Our board of directors plays an important role in our risk oversight and discharges its duties both as a full board and through its committees. Our board is involved in risk oversight through its direct decision-making authority with respect to certain significant matters and review of our overall business strategy, as well as indirectly through the further oversight of management delegated to each of the board's committees. Our board of directors relies on management to bring significant matters impacting our company to its attention but has processes for receiving information regarding such matters and providing oversight.

As reflected in the audit committee charter, the audit committee oversees our processes and policies relating to certain risk assessment and risk management matters, including with respect to cybersecurity risks. The audit committee administers its risk oversight function by receiving periodic reports from members of senior management on areas of material risk to our company. Our audit committee discusses our cybersecurity program at least annually, receives updates on relevant developments and considers steps that our management has taken to monitor and seek to mitigate any risk exposures.

Item 2.   Properties.

As of December 31, 2024, we owned a total of 299 buildings (including one building held for sale) aggregating approximately 19.3 million square feet, 47 improved land parcels consisting of approximately 150.6 acres, six properties under development or redevelopment and approximately 22.4 acres of land entitled for future development. As of December 31, 2024, the buildings and improved land parcels were approximately 97.4% and 95.1% leased, respectively, to 670 customers, the largest of which accounted for approximately 5.5% of our total annualized base rent. The properties are located in New York City/Northern New Jersey, Los Angeles, Miami, San Francisco Bay Area, Seattle, and Washington, D.C. We invest in several types of industrial real estate, including warehouse/distribution buildings, flex buildings (including light industrial and research and development, or R&D), transshipment buildings and improved land parcels. See "Item 1 – Our Investment Strategy – Industrial Facility General Characteristics" in this Annual Report on Form 10-K for a general description of these types of industrial real estate. We target functional buildings in infill locations that may be shared by multiple tenants and that cater to customer demand within the various submarkets in which we operate.

Infill locations are geographic locations surrounded by high concentrations of already developed land and existing buildings. See our "Consolidated Financial Statements, Schedule III-Real Estate Investments and Accumulated Depreciation" in this Annual Report on Form 10-K for a detailed listing of our properties.

The following table summarizes by type our investments in real estate as of December 31, 2024:

Type	Number of Buildings or Improved Land Parcels	Annualized Base Rent (in thousands) [1]	% of Total
Warehouse/distribution	263	$255,722	79.7%
Flex	15	10,771	3.4%
Transshipment	21	19,312	6.0%
Improved land	47	34,891	10.9%
Total	346	$320,696	100.0%

[1] Annualized base rent is calculated as contractual monthly base rent per the leases, excluding any partial or full rent abatements, as of December 31, 2024, multiplied by 12.

The following table summarizes by market our investments in real estate as of December 31, 2024:

	New York City/ Northern New Jersey	Los Angeles	Miami	San Francisco Bay Area	Seattle	Washington, D.C.	Total/Weighted Average
Investments in Real Estate							
Number of Buildings	65	61	44	57	44	28	299
Rentable Square Feet	3,833,186	2,811,980	4,458,701	3,240,494	2,731,666	2,180,643	19,256,670
% of Total	19.9%	14.6%	23.2%	16.8%	14.2%	11.3%	100.0%
Occupancy % as of December 31, 2024 [4]	97.1%	98.5%	95.8%	99.7%	97.1%	97.1%	97.4%
Annualized Base Rent (in thousands) [1]	$ 75,947	$ 40,612	$ 51,098	$ 51,362	$ 36,025	$ 30,761	$ 285,805
% of Total	26.5%	14.2%	17.9%	18.0%	12.6%	10.8%	100.0%
Annualized Base Rent [1] Per Occupied Square Foot	$ 20.42	$ 14.66	$ 11.97	$ 15.90	$ 13.58	$ 14.52	$ 15.23
Weighted Average Remaining Lease Term (Years) [2]	4.1	4.9	5.7	3.1	3.2	2.6	4.1
Investments in Improved Land							
Number of Land Parcels	13	15	3	4	10	2	47
Acres	62.3	30.9	9.9	14.3	25.9	7.3	150.6
% of Total	41.4%	20.5%	6.6%	9.5%	17.2%	4.8%	100.0%
Occupancy % as of December 31, 2024	100.0%	96.4%	100.0%	100.0%	75.7%	100.0%	95.1%
Annualized Base Rent (in thousands) [1]	$ 13,480	$ 9,966	$ 2,153	$ 2,896	$ 4,984	$ 1,412	$ 34,891
% of Total	38.6%	28.6%	6.2%	8.3%	14.3%	4.0%	100.0%
Annualized Base Rent [1] Per Occupied Square Foot	$ 4.96	$ 7.68	$ 5.00	$ 4.66	$ 5.83	$ 4.45	$ 5.57
Weighted Average Remaining Lease Term (Years) [2]	3.7	2.4	8.2	5.5	3.2	8.5	4.1
Total Investments in Real Estate and Improved Land							
Annualized Base Rent (in thousands) [1]	$ 89,427	$ 50,578	$ 53,251	$ 54,258	$ 41,009	$ 32,173	$ 320,696
% of Total Annualized Base Rent [1]	27.9%	15.8%	16.6%	16.9%	12.8%	10.0%	100.0%
Gross Book Value (in thousands) [3]	$ 1,337,642	$ 822,049	$ 1,081,104	$ 842,953	$ 617,045	$ 428,832	$ 5,129,625
% of Total Gross Book Value	26.1%	16.0%	21.1%	16.4%	12.0%	8.4%	100.0%

[1] Annualized base rent is calculated as contractual monthly base rent per the leases, excluding any partial or full rent abatements, as of December 31, 2024, multiplied by 12. Annualized base rent for our New York City assets was $38.0 million as of December 31, 2024.

[2] Weighted average remaining lease term is calculated by summing the remaining lease term of each lease as of December 31, 2024, weighted by the respective square footage.

[3] Includes six properties under development or redevelopment that, upon completion, will consist of nine buildings aggregating approximately 0.9 million square feet and approximately 22.4 acres of land entitled for future development.

[4] Occupancy decreased from 98.5% at December 31, 2023 to 97.4% at December 31, 2024 due, in part, to approximately 176,000 square feet of acquired vacancy, 42,000 square feet of which have leases that commence in January 2025.

As of December 31, 2024, we owned six properties under development or redevelopment that, upon completion, will consist of nine buildings aggregating approximately 0.9 million square feet and approximately 22.4 acres of land entitled for future development, with a total expected investment of approximately $432.9 million, including redevelopment costs, capitalized interest and other costs.

The following table summarizes our capital expenditures incurred during the three months and years ended December 31, 2024 and 2023 (dollars in thousands):

	For the Three Months Ended December 31,		For the Year Ended December 31,	
	2024	**2023**	**2024**	**2023**
Operating Portfolio:				
Building and tenant improvements	$10,476	$ 8,826	$ 37,853	$ 33,475
Leasing commissions	3,056	2,454	12,927	11,821
Total [1]	$13,532	$11,280	$ 50,780	$ 45,296
Properties under development and redevelopment:				
Development, redevelopment, renovation and expansion	$18,949	$51,098	$129,564	$139,974

[1] Includes approximately $4.8 million and $3.6 million for the three months ended December 31, 2024 and 2023, respectively, and approximately $15.8 million and $17.4 million for the years ended December 31, 2024 and 2023, respectively, of costs incurred related to leasing acquired vacancy, renovation and expansion projects (stabilization capital).

Our industrial properties are typically subject to leases on a "triple net basis," in which tenants pay their proportionate share of real estate taxes, insurance and operating costs, or are subject to leases on a "modified gross basis," in which tenants pay expenses over certain threshold levels. In addition, approximately 97.3% of our leased space includes fixed rental increases or Consumer Price Index-based rental increases. Lease terms typically range from three to ten years. We monitor the liquidity and creditworthiness of our tenants on an ongoing basis by reviewing outstanding accounts receivable balances, and as provided under the respective lease agreements, review the tenant's financial condition periodically as appropriate. As needed, we hold discussions with the tenant's management about their business and we conduct site visits of the tenant's operations.

Our top 20 customers based on annualized base rent as of December 31, 2024 are as follows:

	Customer	Leases	Rentable Square Feet	% of Total Rentable Square Feet	Improved Land Acreage	Annualized Base Rent (in thousands)[1]	% of Total Annualized Base Rent[2]
1	Amazon.com	6	783,880	4.1%	2.8	$17,673	5.5%
2	FedEx Corporation	6	308,889	1.6%	7.7	6,677	2.1%
3	Imperial Bag & Paper Co LLC	1	505,729	2.6%	—	4,729	1.5%
4	United States Government	8	316,796	1.6%	—	4,620	1.4%
5	O'Neill Logistics	2	429,692	2.2%	—	4,546	1.4%
6	Meta Platforms, Inc.	2	299,775	1.6%	—	4,496	1.4%
7	Danaher	3	171,707	0.9%	—	4,201	1.3%
8	District of Columbia	8	245,888	1.3%	—	3,692	1.2%
9	MD Turbines Inc.	2	284,161	1.5%	—	3,580	1.1%
10	International Cargo Terminals Inc.	1	31,601	0.2%	—	3,399	1.1%
11	Motivate LLC	3	101,234	0.5%	—	3,070	1.0%
12	Sentury Tire USA Inc.	1	161,787	0.8%	—	2,710	0.8%
13	Lucid USA, Inc.	1	161,680	0.8%	—	2,676	0.8%
14	Northrop Grumman Systems Corporation	2	148,458	0.8%	—	2,489	0.8%
15	Port Kearny Security, Inc.	1	—	— %	16.9	2,460	0.8%
16	Sarcona Management Corporation	2	28,124	0.1%	4.9	2,383	0.7%
17	Triton Logistics Inc.	1	190,907	1.0%	—	2,349	0.7%
18	B&B Granite Block Sales, LLC	1	—	— %	7.2	2,246	0.7%
19	JAM'N Logistics Inc.	1	110,336	0.6%	—	2,231	0.7%
20	Fisica Inc. (previously L3 Harris Applied Technologies, Inc.)	1	170,114	0.9%	—	2,230	0.7%
	Total	53	4,450,758	23.1%	39.5	$82,457	25.7%

[1] Annualized base rent is calculated as contractual monthly base rent per the leases, excluding any partial or full rent abatements, as of December 31, 2024, multiplied by 12.

[2] Total annualized base rent is calculated as contractual monthly base rent per the leases, for all buildings and improved land parcels, excluding any partial or full rent abatements, as of December 31, 2024, multiplied by 12.

As of December 31, 2024, one of our properties with a net book value of approximately $179.1 million was encumbered by a mortgage loan payable with a total contractual principal amount of approximately $72.9 million which bears interest at a contractual fixed interest rate of 3.9% and matures in March 2028. The mortgage was assumed in an acquisition and was recorded at fair value in the amount of $69.2 million using an effective interest rate of 5.6%. The unamortized fair value adjustment as of December 31, 2024 was approximately $3.6 million.

The following tables summarize the anticipated lease expirations for leases in place as of December 31, 2024, without giving effect to the exercise of unexercised renewal options or termination rights, if any, at or prior to the scheduled expirations:

Buildings:

Year	Rentable Square Feet	% of Total Rentable Square Feet	Annualized Base Rent (in thousands) [2]	% of Total Annualized Base Rent [3]
2025 [1]	2,384,048	12.4%	$ 39,774	10.9%
2026	3,558,714	18.5%	54,744	15.0%
2027	2,969,391	15.4%	49,972	13.7%
2028	2,493,684	12.9%	49,031	13.4%
2029	2,120,147	11.0%	42,295	11.6%
Thereafter	5,235,127	27.2%	90,042	24.5%
Total	18,761,111	97.4%	$325,858	89.1%

Improved Land Parcels:

Year	Improved Land Acreage	% of Total Improved Land Acreage	Annualized Base Rent (in thousands) [2]	% of Total Annualized Base Rent [3]
2025 [4]	20.0	13.3%	$ 5,234	1.4%
2026	23.7	15.7%	6,766	1.8%
2027	15.8	10.5%	5,175	1.4%
2028	21.2	14.1%	5,628	1.5%
2029	14.2	9.4%	3,366	0.9%
Thereafter	48.3	32.1%	13,759	3.9%
Total	143.2	95.1%	$39,928	10.9%

Total Buildings and Improved Land Parcels:

Year	Total Annualized Base Rent (in thousands) [3]	% of Total Annualized Base Rent [3]
2025 [5]	$ 45,008	12.3%
2026	61,510	16.8%
2027	55,147	15.1%
2028	54,660	14.9%
2029	45,660	12.5%
Thereafter	103,801	28.4%
Total	$365,786	100.0%

[1] Includes leases that expire on or after December 31, 2024 and month-to-month leases totaling approximately 42,876 square feet.

[2] Annualized base rent is calculated as contractual monthly base rent per the leases at expiration, excluding any partial or full rent abatements, as of December 31, 2024, multiplied by 12.

[3] Total annualized base rent is calculated as contractual monthly base rent per the leases at expiration, for all buildings and/or improved land parcels, excluding any partial or full rent abatements, as of December 31, 2024, multiplied by 12.

[4] Includes leases that expire on or after December 31, 2024 and month-to-month leases totaling approximately 2.4 acres.

[5] Includes leases that expire on or after December 31, 2024 and month-to-month leases disclosed in footnotes 1 and 4 of the table.

Our ability to re-lease or renew expiring space at rental rates equal to or in excess of current rental rates will impact our results of operations. As of December 31, 2024, leases representing approximately 12.3% of the total annualized base rent of our portfolio are scheduled to expire during the year ending December 31, 2025. We currently expect that, on average, the rental rates we are likely to achieve on new (re-leased) or renewed leases for our 2025 expirations will be above the rates currently being paid for the same space. Cash rent changes on new and renewed leases totaling approximately 0.7 million square feet commencing during the three months ended December 31, 2024 were approximately 26.7% higher as compared to the previous rental rates for that same space, and cash rent changes on new and renewed leases totaling approximately 2.3 million square feet and 22.5 acres of improved land commencing during the year ended December 31, 2024 were approximately 36.5% higher as compared to the previous rental rates for that same space. We had a tenant retention ratio for the operating portfolio of 82.4% and 61.6%, respectively, for the three months and year ended December 31, 2024. We had a tenant retention ratio for the improved land portfolio of 0% and 54.7%, respectively, for the three months and year ended December 31, 2024. We define tenant retention ratio as the square footage or acreage of all leases commenced during the period that are rented by existing tenants divided by the square footage or acreage of all expiring leases during the reporting period. The square footage or acreage of tenants that default or buy-out prior to expiration of their lease and short-term leases of less than one year are not included in the calculation.

Our past performance may not be indicative of future results, and we cannot assure you that leases will be renewed or that our properties will be re-leased at all or at rental rates equal to or above the current average rental rates. Further, re-leased/renewed rental rates in a particular market may not be consistent with rental rates across our portfolio as a whole and re-leased/renewed rental rates for particular properties within a market may not be consistent with rental rates across our portfolio within a particular market, in each case due to a number of factors, including local real estate conditions, local supply and demand for industrial space, the condition of the property, the impact of leasing incentives, including free rent and tenant improvements, and whether the property, or space within the property, has been redeveloped.

Item 3. Legal Proceedings.

We are not involved in any material litigation nor, to our knowledge, is any material litigation threatened against us.

Item 4. Mine Safety Disclosures.

Not Applicable.

PART II

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock is listed on the New York Stock Exchange under the symbol "TRNO". As of January 28, 2025, there were approximately 144,652 holders of record of shares of our common stock. This number does not include stockholders for which shares are held in "nominee" or "street" name.

Distribution Policy

We intend to pay regular quarterly distributions when, as and if authorized by our board of directors and declared by us. Our ability to make distributions to our stockholders also will depend on our levels of retained cash flows, which we intend to use as a source of investment capital. In order to qualify for taxation as a REIT, we must distribute to our stockholders an amount at least equal to:

(i)   90% of our REIT taxable income (determined before the deduction for dividends paid and excluding any net capital gain); plus

(ii) 90% of the excess of our after-tax net income, if any, from foreclosure property over the tax imposed on such income by the Code; less

(iii) the sum of certain items of non-cash income.

Generally, we expect to distribute 100% of our REIT taxable income so as to avoid the income and excise tax on undistributed REIT taxable income. However, we cannot assure you as to our ability to sustain those distributions.

The timing and frequency of distributions will be authorized by our board of directors and declared by us based upon a variety of factors, including:

- actual results of operations;

- our level of retained cash flows;

- any debt service requirements;

- capital expenditure requirements for our properties;

- our property dispositions;

- our taxable income;

- the annual distribution requirement under the REIT provisions of the Code;

- our operating expenses;

- restrictions on the availability of funds under Maryland law; and

- other factors that our board of directors may deem relevant.

To the extent that, in respect of any calendar year, cash available for distribution is less than our REIT taxable income, we could be required to sell assets or borrow funds to make cash distributions or make a portion of the required distribution in the form of a taxable share distribution or distribution of debt securities. Income as computed for purposes of the tax rules described above will not necessarily correspond to our income as determined for financial reporting purposes.

Distributions to our stockholders generally are taxable to our stockholders as ordinary income; however, because a significant portion of our investments are equity ownership interests in industrial properties, which generate depreciation and other non-cash charges against our income, a portion of our distributions may constitute a tax-free return of capital, although our current intention is to limit the level of such return of capital.

Performance Graph

The following graph compares the change in the cumulative total stockholder return on our common stock during the period from December 31, 2019 to December 31, 2024 with the cumulative total return of the Standard and Poor's 500 Stock Index, the MSCI U.S. REIT Index and the FTSE Nareit Equity Industrial Index. The return shown on the graph is not necessarily indicative of future performance. The comparison assumes that $100 was invested on December 31, 2019 in our common stock and in each of the foregoing indices and assumes reinvestment of dividends, if any.



The performance graph and related information shall not be deemed "soliciting material" or be deemed to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing, except to the extent that the company specifically incorporates it by reference into such filing.

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

None.

Item 6.   Reserved.

Not applicable.

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion in conjunction with the sections of this Annual Report on Form 10-K entitled "Risk Factors", "Forward-Looking Statements", "Business" and our audited consolidated financial statements and the related notes thereto included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements reflecting current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Annual Report on Form 10-K.

Overview

We acquire, own and operate industrial real estate in six major coastal U.S. markets: New York City/ Northern New Jersey, Los Angeles, Miami, San Francisco Bay Area, Seattle, and Washington, D.C. We invest in several types of industrial real estate, including warehouse/distribution (approximately 79.7% of our total annualized base rent as of December 31, 2024), flex (including light industrial and research and development, or R&D) (approximately 3.4%), transshipment (approximately 6.0%) and improved land (approximately 10.9%). We target functional properties in infill locations that may be shared by multiple tenants and that cater to customer demand within the various submarkets in which we operate. Infill locations are geographic locations surrounded by high concentrations of already developed land and existing buildings. As of December 31, 2024, we owned a total of 299 buildings (including one building held for sale) aggregating approximately 19.3 million square feet, 47 improved land parcels consisting of approximately 150.6 acres, six properties under development or redevelopment and approximately 22.4 acres of land entitled for future development. As of December 31, 2024, our buildings and improved land parcels were approximately 97.4% and 95.1% leased, respectively, to 670 customers, the largest of which accounted for approximately 5.5% of our total annualized base rent.

We are an internally managed Maryland corporation and elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ended December 31, 2010.

Our Investment Strategy

We acquire, own and operate industrial real estate in six major coastal U.S. markets: New York City/ Northern New Jersey, Los Angeles, Miami, San Francisco Bay Area, Seattle, and Washington, D.C. We invest in several types of industrial real estate, including warehouse/distribution, flex (including light industrial and R&D), transshipment and improved land. We target functional properties in infill locations that may be shared by multiple tenants and that cater to customer demand within the various submarkets in which we operate.

We selected our target markets by drawing upon the experience of our executive management investing and operating in over 50 global industrial markets located in North America, Europe and Asia, the fundamentals of supply and demand, and in anticipation of trends in logistics patterns resulting from population changes, regulatory, geopolitical and physical constraints, changes in technology, e-commerce, the economic and environmental benefits of reducing vehicle miles traveled and other factors. We believe that our target markets have attractive long term investment attributes. We target assets with characteristics that include, but are not limited to, the following:

- Located in high population coastal markets;

- Close proximity to transportation infrastructure (such as sea ports, airports, highways and railways);

- Situated in supply-constrained submarkets with barriers to new industrial development, as a result of physical and/or regulatory constraints;

- Functional and flexible layout that can be modified to accommodate single and multiple tenants;

- Acquisition price at a discount to the replacement cost of the property;

- Potential for enhanced return through re-tenanting or operational and physical improvements; and

- Opportunity for higher and better use of the property over time.

In general, we prefer to utilize local third-party property managers for day-to-day property management and as a source of acquisition opportunities. We believe outsourcing property management is cost effective and provides us with operational flexibility. We may directly manage properties in the future if we determine such direct property management is in our best interest.

We have no current intention to acquire undeveloped or unimproved industrial land or to pursue greenfield ground up development. Nevertheless, we pursue development, redevelopment, renovation and expansion opportunities of properties that we own, acquire properties and improved land parcels with the intent to redevelop in the near-term, and acquire adjacent land to expand our existing facilities.

We expect that we will continue to acquire the significant majority of our investments as equity interests in individual properties or portfolios of properties. We may acquire industrial properties through the acquisition of other corporations or entities that own industrial real estate. We will opportunistically make investments in debt secured by industrial real estate that would otherwise meet our investment criteria with the intention of ultimately acquiring the underlying real estate. We currently do not intend to target specific percentages of holdings of particular types of industrial properties. This expectation is based upon prevailing market conditions and may change over time in response to different prevailing market conditions.

The properties we acquire may be stabilized (fully leased) or unstabilized (have near term lease expirations, be partially or fully vacant and may require physical repositioning).

We sell properties from time to time when we believe the prospective total return from a property is particularly low relative to its market value and/or the market value of the property is significantly greater than its estimated replacement cost. Capital from such sales is reinvested into properties that are expected to provide better prospective returns or returned to shareholders. We have disposed of 37 properties since inception in 2010 for an aggregate sales price of approximately $727.6 million and a total gain of approximately $332.3 million.

2024 Developments

Acquisition Activity

During 2024, we acquired eight industrial properties and one portfolio of industrial properties for a total purchase price of approximately $884.5 million. The properties were acquired from unrelated third parties using existing cash on hand, net proceeds from dispositions, net proceeds from the issuance of common stock, debt, and net of an assumed mortgage loan payable. The following table sets forth the industrial properties we acquired during 2024:

Property Name	Location	Acquisition Date	Number of Buildings	Square Feet	Purchase Price (in thousands) [1]	Stabilized Cap Rate [2]
13045 SE 32nd Street	Bellevue, WA	January 5, 2024	1	16,000	$ 6,500	5.8%
181 Lombardy	Brooklyn, NY	March 22, 2024	1	24,000	12,000	5.7%
Fleet	Alexandria, VA	April 15, 2024	4	357,000	84,300	5.3%
Multi-market portfolio of industrial properties [4]	Various	May 2, 2024	28	1,237,600	364,500	5.0%
3000 V Street NE	Washington, D.C.	August 1, 2024	1	26,000	7,600	5.6%
48-29 31st Pl	Queens, NY	December 5, 2024	1	17,000	7,600	5.7%
280 Richards Street [3]	Brooklyn, NY	December 11, 2024	1	312,000	156,300	4.8%
Doral Air Logistics	Doral, FL	December 27, 2024	3	495,000	195,600	4.6%
49-15 Maspeth Avenue	Queens, NY	December 27, 2024	1	33,000	50,100	4.5%
Total/Weighted Average			41	2,517,600	$884,500	4.9%

[1] Excludes intangible liabilities and unamortized mortgage fair value adjustments, if any. The total aggregate initial investment was approximately $937.9 million, including $11.2 million in capitalized closing costs and acquisition costs and $49.5 million in assumed intangible liabilities, $3.7 million in assumed unamortized fair value adjustment and $3.6 million in other credits related to near term capital expenditures, free rent and tenant improvements at multiple properties.

[2] Stabilized capitalization rates, referred to herein as stabilized cap rates, are calculated, at the time of acquisition, as annualized cash basis net operating income for the property stabilized to market occupancy (generally 95%) divided by the total acquisition cost for the property. Total acquisition cost basis for the property includes the initial purchase price, the effects of marking assumed debt to market, buyer's due

diligence and closing costs, estimated near-term capital expenditures and leasing costs necessary to achieve stabilization. We define cash basis net operating income for the property as net operating income excluding straight-line rents and amortization of lease intangibles. These stabilized cap rates are subject to risks, uncertainties, and assumptions and are not guarantees of future performance, which may be affected by known and unknown risks, trends, uncertainties, and factors that are beyond our control, including risks related to our ability to meet our estimated forecasts related to stabilized cap rates and those risk factors contained in this Annual Report on Form 10-K and in our other public filings.

[3] 280 Richards Street is encumbered by a mortgage loan payable with a total contractual principal amount of approximately $72.9 million which bears interest at a contractual fixed interest rate of 3.9% and matures in March 2028. The mortgage was assumed in an acquisition and was recorded at fair value in the amount of $69.2 million using an effective interest rate of 5.6%. The unamortized fair value adjustment as of December 31, 2024 was approximately $3.6 million.

[4] Includes 28 properties, including 12 buildings located in New York City aggregating approximately 481,500 square feet, 6 buildings located in Northern New Jersey aggregating approximately 343,200 square feet, 3 buildings located in the San Francisco Bay Area aggregating approximately 237,900 square feet and 7 buildings located in Los Angeles aggregating approximately 175,000 square feet.

Development and Redevelopment Activity

As of December 31, 2024, we had six properties under development or redevelopment that, upon completion, will consist of nine buildings aggregating approximately 0.9 million square feet. Additionally, we owned approximately 22.4 acres of land entitled for future development that, upon completion, will consist of two buildings aggregating approximately 0.4 million square feet. The following table summarizes certain information with respect to the properties under development or redevelopment and the land entitled for future development as of December 31, 2024:

Property Name	Total Expected Investment (in thousands) [1]	Amount Spent to Date (in thousands) [2]	Estimated Stabilized Cap Rate [3]	Estimated Post-Development Square Feet	Estimated Stabilization Quarter	% Pre-leased December 31, 2024
Properties under development or redevelopment:						
Countyline Phase IV [4]						
Countyline Building 32	$ 40,100	$ 33,000	6.0%	164,300	Q4 2025	50.0%
Countyline Building 33	39,000	34,600	5.9%	158,000	Q4 2025	66.6%
Countyline Building 34	55,900	23,900	5.7%	219,900	Q4 2025	69.5%
East Garry Avenue	41,000	32,300	5.1%	91,500	Q1 2025	100.0%
Paterson Plank III	35,200	34,200	3.8%	47,300	Q2 2025	—%
139th Street [5]	104,600	41,200	6.1%	223,000	Q4 2027	—%
Total/Weighted Average	$ 315,800	$199,200	5.6%	904,000		47.8%
Land entitled for future development:						
Countyline Phase IV [4]						
Countyline Phase IV Land	$117,100	$ 38,100	6.0%	433,200	2026-2027	n/a
Total	$ 117,100	$ 38,100	6.0%	433,200		n/a

[1] Excludes below-market lease adjustments recorded at acquisition. Total expected investment for the properties includes the initial purchase price, buyer's due diligence and closing costs, estimated near-term redevelopment expenditures, capitalized interest and leasing costs necessary to achieve stabilization.

[2] Excludes below-market lease adjustments recorded at acquisition.

[3] Estimated stabilized cap rates are calculated as estimated annualized cash basis net operating income for the properties stabilized to market occupancy (generally 95%) divided by the total acquisition cost for the property. We define cash basis net operating income for the property as net operating income excluding straight-line rents and amortization of lease intangibles. These estimated stabilized cap rates are subject to

risks, uncertainties, and assumptions and are not guarantees of future performance, which may be affected by known and unknown risks, trends, uncertainties, and factors that are beyond our control, including risks related to our ability to meet our estimated forecasts related to stabilized cap rates and those risk factors contained in this Annual Report on Form 10-K and in our other public filings.

[4] "Countyline Phase IV" is a 121-acre project entitled for 2.2 million square feet of industrial distribution buildings located in Miami's Countyline Corporate Park ("Countyline"), immediately adjacent to our seven buildings within Countyline. Countyline Phase IV, a landfill redevelopment adjacent to Florida's Turnpike and the southern terminus of I-75, is expected to contain ten LEED-certified industrial distribution buildings at completion.

[5] This redevelopment property was initially acquired in 2017 for a total initial investment, including closing costs and acquisition costs, of approximately $39.9 million. The property was in the operating portfolio until January 2024 when redevelopment commenced. The amount spent to date includes the total initial investment and capital expenditures incurred prior to redevelopment and excludes accumulated depreciation recorded since acquisition. The Company expects a total incremental investment of approximately $64.0 million.

During 2024, we completed development and redevelopment of six properties. The following table summarizes certain information with respect to the completed development and redevelopment properties during the year ended December 31, 2024:

Property Name	Location	Total Investment (in thousands) [1]	Estimated Stabilized Cap Rate [2]	Post-Development Square Feet	Post-Development Acreage	Completion Quarter
Countyline Building 31	Hialeah, FL	$ 42,100	6.0%	161,787	—	Q4 2024
Countyline Building 38	Hialeah, FL	88,500	5.0%	506,215	—	Q2 2024
Countyline Building 39	Hialeah, FL	43,800	5.8%	178,201	—	Q3 2024
Countyline Building 40	Hialeah, FL	43,800	6.3%	186,107	—	Q2 2024
147th Street	Hawthorne, CA	15,600	5.6%	31,378	—	Q4 2024
Maple III	Rancho Dominguez, CA	28,300	2.3%	—	2.8	Q4 2024
Total/Weighted Average		$262,100	5.3%	1,063,688	2.8	

[1] Total investment for the properties includes the initial purchase price, buyer's due diligence and closing costs, redevelopment expenditures, capitalized interest and leasing costs necessary to achieve stabilization.

[2] Estimated stabilized cap rates are calculated as estimated annualized cash basis net operating income for the properties stabilized to market occupancy (generally 95%) divided by the total acquisition cost for the property. We define cash basis net operating income for the property as net operating income excluding straight-line rents and amortization of lease intangibles. These stabilized cap rates are subject to risks, uncertainties, and assumptions and are not guarantees of future performance, which may be affected by known and unknown risks, trends, uncertainties, and factors that are beyond our control, including risks related to our ability to meet our estimated forecasts related to stabilized cap rates and those risk factors contained in this Annual Report on Form 10-K and in our other public filings.

We capitalized interest associated with development, redevelopment and expansion activities of approximately $11.0 million, $8.5 million and $2.6 million during the years ended December 31, 2024, 2023 and 2022, respectively.

Disposition Activity

During the year ended December 31, 2024, we sold four properties for a total aggregate sales price of approximately $74.4 million, resulting in a total aggregate gain of approximately $45.4 million. The following table sets forth the markets in which the industrial properties were sold during 2024:

Market	Number of Properties	Total Sales Price	Total Gain
New York City/Northern New Jersey	1	$29,800	$17,200
Miami	1	20,600	14,500
San Francisco Bay Area	1	13,000	8,000
Seattle	1	11,000	5,700
Total	4	$74,400	$45,400

The following summarizes the condensed results of operations of the properties sold during the year ended December 31, 2024 for the years ended December 31, 2024, 2023 and 2022 (dollars in thousands):

	For the Year Ended December 31,		
	2024	**2023**	**2022**
Rental revenues	$ 2,304	$ 2,923	$ 2,851
Tenant expense reimbursements	731	820	822
Property operating expenses	(1,250)	(1,079)	(1,008)
Depreciation and amortization	(494)	(616)	(645)
Income from operations	$ 1,291	$ 2,048	$ 2,020

Public Equity Offering

On March 27, 2024, we completed a public offering of 6,325,000 shares of common stock at a price per share of $62.00, which included the underwriters' full exercise of their option to purchase an additional 825,000 shares. The net proceeds of the offering were approximately $387.1 million after deducting the underwriting discount and offering costs of approximately $5.0 million. We used the net proceeds for acquisitions.

Credit Facility

On September 24, 2024, we entered into the Third Amendment to the Sixth Amended and Restated Senior Credit Agreement (as amended, the "Amended Facility") in order to, among other things, (i) increase the borrowing capacity of the revolving credit facility by $200.0 million to $600.0 million and (ii) extend the maturity date of the revolving credit facility from August 2025 to January 2029. See "Note 6 — Debt" in our notes to consolidated financial statements for more information regarding the Amended Facility.

Senior Unsecured Notes

In July 2024, we repaid the $100.0 million tranche of our 7-year senior unsecured notes using existing cash on hand. The notes bore interest at 3.8% and had an original maturity date of July 14, 2024.

ATM Program

We have an at-the-market equity offering program (the "$500 Million ATM Program") pursuant to which we may issue and sell shares of our common stock having an aggregate offering price of up to $500.0 million (approximately $438.3 million remaining as of December 31, 2024) in amounts and at times as we determine from time to time. Prior to the implementation of the $500 Million ATM Program, we had a previous at-the-market equity offering program (the "Previous $500 Million ATM Program"), which was substantially utilized as of August 27, 2024 and which is no longer active. We intend to use the net proceeds from the offering of the shares under the $500 Million ATM Program, if any, for general corporate purposes, which may include future acquisitions, developments and redevelopments and repayment of indebtedness, including borrowings under our revolving credit facility. During the three months ended December 31, 2024, we did not issue any common stock under the $500 Million ATM Program. During the year ended December 31, 2024, we issued an aggregate of 5,329,544 shares of common stock at a weighted average offering price of $66.62 per share under the $500 Million ATM Program and Previous $500 Million ATM Program, resulting in net proceeds of approximately $349.9 million and paying total compensation to the applicable sales agents of approximately $5.1 million.

Share Repurchase Program

We have a share repurchase program authorizing us to repurchase up to 3,000,000 shares of our outstanding common stock from time to time through December 31, 2026. Purchases made pursuant to this program, if any, will be made in either the open market or in privately negotiated transactions as permitted by federal securities laws and other legal requirements. The timing, manner, price and amount of any repurchases will be determined by us in our discretion and will be subject to economic and market conditions, stock price, applicable legal requirements and other factors. The program may be suspended or discontinued at any time. As of December 31, 2024, we had not repurchased any shares of our common stock pursuant to our share repurchase program.

Dividend and Distribution Activity

On February 4, 2025, our board of directors declared a cash dividend in the amount of $0.49 per share of our common stock payable on April 4, 2025 to the stockholders of record as of the close of business on March 27, 2025.

The following table sets forth the cash dividends paid or payable per share during the year ended December 31, 2024:

For the Three Months Ended	Security	Dividend per Share	Declaration Date	Record Date	Date Paid
March 31, 2024	Common Stock	$0.45	February 6, 2024	March 28, 2024	April 5, 2024
June 30, 2024	Common Stock	$0.45	May 7, 2024	June 28, 2024	July 12, 2024
September 30, 2024	Common Stock	$0.49	August 6, 2024	September 30, 2024	October 11, 2024
December 31, 2024	Common Stock	$0.49	November 5, 2024	December 13, 2024	January 7, 2025

Contractual Commitments

As of February 4, 2025, we had no outstanding contracts or non-binding letters of intent to acquire industrial properties as described under the heading "Material Cash Commitments" in this Annual Report on Form 10-K.

Outlook

Current operating conditions in our six markets for our business have slowed over the last two years yet there are reasons for optimism within our submarkets. We believe that on average, the rental rates we are likely to achieve on new or renewed leases for our 2025 expirations will be above the rates currently paid for the same space. Notwithstanding, new speculative development continues which will slow potential rent growth from what it would be without such new development.

We see attractive acquisition opportunities. Nevertheless, our acquisition volume will be dependent on both the quality and pricing of the opportunity set and the price of our stock relative to net asset value ("NAV"). Those conditions, not knowable in advance, will determine our results. We will continue to sell assets and redeploy the capital to enhance NAV per share growth or return the capital to shareholders. We entered 2025 with our balance sheet exceedingly well positioned for growth as we have $82.0 million outstanding on our $600.0 million revolving credit facility and a cash balance of approximately $18.1 million.

Within our six markets we have increasingly focused on urban infill locations. While our net growth will remain limited to a size where we can make directly informed operational decisions, we feel more strongly today than we did fifteen years ago about the long-term investment merits of our strategy and the growth opportunities ahead. We are mindful, always, that it is per share rather than aggregate results that matter.

We believe in the long-term prospects of our functional, extremely infill coastal assets. We believe in sound balance sheet management. We believe in the benefits of our market-leading corporate governance and exceptionally aligned executive management compensation. As a result, we are enthusiastic about the future and our ability to produce superior results for our shareholders over time.

Our outlook is subject to the risks set forth in this Annual Report on Form 10-K, including the risks set form in "Item 1A — Risk Factors".

Inflation

The U.S. economy experienced a significant increase in inflation rates in recent years. While inflation levels began to decrease in 2024, they remain elevated relative to the years preceding 2021. A wide variety of industries and sectors have been, and will continue to be, affected by recently increasing commodity prices. Elevated inflation has, and may continue to, result in increased construction costs, including tenant improvements and capital projects, goods and labor, and operating costs. Most of our leases require the tenants to pay their share of operating expenses, including common area maintenance, real estate taxes and insurance, thereby reducing our exposure to increases in costs and operating expenses resulting from inflation. In addition, leases with respect to approximately 71.6% of our total rentable square feet and improved land acerage expire within five years which enables us to seek to replace existing leases with new leases at the then-existing market rate.

Financial Condition and Results of Operations

We derive substantially all of our revenues from rents received from tenants under existing leases on each of our properties. These revenues include fixed base rents and recoveries of certain property operating expenses that we have incurred and that we pass through to the individual tenants. Approximately 97.3% of our leased space includes fixed rental increases or Consumer Price Index-based rental increases. Lease terms typically range from three to ten years.

Our primary cash expenses consist of our property operating expenses, which include: real estate taxes, repairs and maintenance, management expenses, insurance, utilities, general and administrative expenses, which include compensation costs, office expenses, professional fees and other administrative expenses, acquisition costs, which include third-party costs paid to brokers and consultants, and interest expense, primarily on our revolving credit facility, term loans, mortgage loan and senior unsecured notes.

Our consolidated results of operations often are not comparable from period to period due to the impact of property acquisitions at various times during the course of such periods. The results of operations of any acquired property are included in our financial statements as of the date of its acquisition.

The analysis of our results below for the years ended December 31, 2024 and 2023 includes the changes attributable to same store properties. The same store pool for the comparison of the years ended December 31, 2024 and 2023 includes all properties that were owned and in operation as of December 31, 2024 and since January 1, 2023 and excludes properties that were either disposed of prior to, held for sale to a third party or in development or redevelopment as of December 31, 2024. As of December 31, 2024, the same store pool consisted of 242 buildings aggregating approximately 14.5 million square feet representing approximately 75.5% of our total square feet owned and 44 improved land parcels consisting of approximately 139.5 acres representing approximately 92.6% of our total acreage owned. As of December 31, 2024, the non-same store properties, which we acquired, developed or redeveloped, or sold during 2024 and 2023 or were held for sale or in development or redevelopment as of December 31, 2024, consisted of 57 buildings (including one building held for sale) aggregating approximately 4.7 million square feet, three improved land parcels consisting of approximately 11.1 acres, six properties under development or redevelopment and approximately 22.4 acres of land for future development. As of December 31, 2024 and 2023, our consolidated same store pool occupancy was approximately 98.3% and 98.5%, respectively.

Our future financial condition and results of operations, including rental revenues, straight-line rents and amortization of lease intangibles, may be impacted by the acquisitions of additional properties, and expenses may vary materially from historical results.

Comparison of the Year Ended December 31, 2024 to the Year Ended December 31, 2023:

	For the Year Ended December 31,		$ Change	% Change
	2024	**2023**		
	(Dollars in thousands)			
Rental revenues [1]				
Same store	$240,730	$232,947	$ 7,783	3.3%
Non-same store operating properties [2]	59,241	22,448	36,793	163.9%
Total rental revenues	299,971	255,395	44,576	17.5%
Tenant expense reimbursements [1]				
Same store	70,243	62,177	8,066	13.0%
Non-same store operating properties [2]	12,407	6,018	6,389	106.2%
Total tenant expense reimbursements	82,650	68,195	14,455	21.2%
Total revenues	382,621	323,590	59,031	18.2%
Property operating expenses				
Same store	79,665	71,653	8,012	11.2%
Non-same store operating properties [2]	18,425	7,432	10,993	147.9%
Total property operating expenses	98,090	79,085	19,005	24.0%
Net operating income [3]				
Same store	231,308	223,471	7,837	3.5%
Non-same store operating properties [2]	53,223	21,034	32,189	153.0%
Total net operating income	$284,531	$244,505	$40,026	16.4%
Other costs and expenses				
Depreciation and amortization	93,916	73,219	20,697	28.3%
General and administrative	42,587	37,935	4,652	12.3%
Acquisition costs and other	72	218	(146)	(67.0)%
Total other costs and expenses	136,575	111,372	25,203	22.6%
Other income (expense)				
Interest and other income	12,083	4,964	7,119	143.4%
Interest expense, including amortization	(20,921)	(24,796)	3,875	(15.6)%
Gain on sales of real estate investments	45,379	38,156	7,223	18.9%
Total other (expense) income	36,541	18,324	18,217	99.4%
Net income	$184,497	$151,457	$33,040	21.8%

[1] Accounting Standards Update ("ASU") No. 2018-11, Leases (Topic 842), Targeted Improvements, allows us to elect not to separate lease and non-lease rental income. All rental income earned pursuant to tenant leases is reflected as one line, "Rental revenues and tenant expense reimbursements" on our accompanying consolidated statements of operations. We believe that the above presentation of rental revenues and tenant expense reimbursements is not, and is not intended to be, a presentation in accordance with accounting

principles generally accepted in the United States of America ("GAAP"). We believe this information is frequently used by management, investors, and other interested parties to evaluate our performance. See "Note 2 — Significant Accounting Policies" in our notes to consolidated financial statements for more information regarding our adoption of this standard.

[2]   Includes 2024 and 2023 acquisitions and dispositions, three improved land parcels, six properties under development or redevelopment, approximately 22.4 acres of land entitled for future development and one building held for sale as of December 31, 2024.

[3]   Includes straight-line rents and amortization of lease intangibles. See "Non-GAAP Financial Measures" in this Annual Report on Form 10-K for a definition and reconciliation of net operating income and same store net operating income from net income and a discussion of why we believe net operating income and same store net operating income are useful supplemental measures of our operating performance.

Revenues. Total revenues increased approximately $59.0 million for the year ended December 31, 2024 compared to the prior year due primarily to increased revenue on new and renewed leases and property acquisitions during 2024 and 2023. Cash rents on new and renewed leases totaling approximately 2.3 million square feet and 22.5 acres commencing during the year ended December 31, 2024 increased approximately 36.5% compared to the previous rental rates for that same space in the prior year. For the years ended December 31, 2024 and 2023, approximately $8.3 million and $7.7 million, respectively, was recorded in straight-line rental revenues related to contractual rent abatements given to certain tenants and approximately $0.7 million and $0.6 million, respectively, was recorded in lease termination revenue. The increase in total revenues for the year ended December 31, 2024 was partially offset by a decrease in occupancy for the operating portfolio, as a result of acquired vacancy. Additionally, total revenues for the years ended December 31, 2024 and 2023 were partially offset by approximately $2.8 million and $1.1 million, respectively, of bad debt expense.

Property operating expenses. Total property operating expenses increased approximately $19.0 million during the year ended December 31, 2024 compared to the prior year. The increase in total property operating expenses was primarily due to increases in insurance premiums and real estate taxes.

Depreciation and amortization. Depreciation and amortization increased approximately $20.7 million during the year ended December 31, 2024 compared to the prior year primarily due to property acquisitions during 2024 and 2023.

General and administrative expenses. General and administrative expenses increased approximately $4.7 million for the year ended December 31, 2024 compared to the prior year primarily due to increased compensation expenses including increased restricted stock amortization, LTIP expense and bonus expense, and an increase in the number of employees and salaries compared to the prior year as well as expenses related to our New York City office which opened in 2024.

Interest and other income. Interest and other income increased approximately $7.1 million during the year ended December 31, 2024 compared to the prior year primarily due to higher cash and cash equivalent balances throughout 2024.

Interest expense, including amortization. Interest expense decreased approximately $3.9 million for the year ended December 31, 2024 compared to the prior year. This was primarily due to an increase in capitalized interest for the development and redevelopment properties, and lower outstanding debt due to the repayment of the $100 million tranche of 7-year Senior Unsecured Notes during the year ended December 31, 2024.

Gain on sales of real estate investments. Gain on sales of real estate investments increased approximately $7.2 million for the year ended December 31, 2024 compared to the prior year. We recognized an aggregate gain of approximately $45.4 million from the sale of four properties during the year ended December 31, 2024, as compared to an aggregate gain of approximately $38.2 million from the sale of four properties during the prior year.

Comparison of the Year Ended December 31, 2023 to the Year Ended December 31, 2022:

Discussion of the year ended December 31, 2023 compared to the year ended December 31, 2022 was included in our Annual Report on Form 10-K for the year ended December 31, 2023 on page 38 under Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations", which was filed with the SEC on February 7, 2024.

Liquidity and Capital Resources

The primary objective of our financing strategy is to maintain financial flexibility with a conservative capital structure using retained cash flows, proceeds from dispositions of properties, long-term debt and the issuance of common and perpetual preferred stock to finance our growth. Over the long-term, we intend to:

- limit the sum of the outstanding principal amount of our consolidated indebtedness and the liquidation preference of any outstanding perpetual preferred stock to less than 35% of our total enterprise value;

- maintain a fixed charge coverage ratio in excess of 2.0x;

- maintain a net debt-to-adjusted EBITDA ratio below 5.0x;

- limit the principal amount of our outstanding floating rate debt to less than 20% of our total consolidated indebtedness; and

- have staggered debt maturities that are aligned to our expected average lease term (five to seven years), positioning us to re-price parts of our capital structure as our rental rates change with market conditions.

We intend to preserve a flexible capital structure with a long-term goal to maintain our investment grade rating and be in a position to issue additional unsecured debt and perpetual preferred stock. Fitch Ratings assigned us an issuer rating of BBB+ with a stable outlook. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning credit agency. There can be no assurance that we will be able to maintain our current credit rating. Our credit rating can affect the amount and type of capital we can access, as well as the terms of any financings we may obtain. In the event our current credit rating is downgraded, it may become difficult or expensive to obtain additional financing or refinance existing obligations and commitments. We intend to primarily utilize senior unsecured notes, term loans, credit facilities, dispositions of properties, and proceeds from the issuance of common stock and perpetual preferred stock. We may also assume debt in connection with property acquisitions which may have a higher loan-to-value ratio.

We expect to meet our short-term liquidity requirements generally through net cash provided by operations, existing cash balances and, if necessary, short-term borrowings under our revolving credit facility. We believe that our net cash provided by operations will be adequate to fund operating requirements, pay interest on any borrowings and fund distributions in accordance with the REIT requirements of the federal income tax laws. In the near-term, we intend to fund future investments in properties, property developments and redevelopments and scheduled debt maturities with cash on hand, term loans, senior unsecured notes, borrowings under our revolving credit facility, perpetual preferred and common stock issuances and, from time to time, property dispositions. We expect to meet our long-term liquidity requirements, including with respect to other investments in industrial properties, property acquisitions, property developments and redevelopments, renovations and expansions and scheduled debt maturities, through borrowings under our revolving credit facility, periodic issuances of common stock, perpetual preferred stock, and long-term unsecured and secured debt, and, from time to time, with proceeds from the disposition of properties. The success of our acquisition strategy may depend, in part, on our ability to obtain and borrow under our revolving credit facility and to access additional capital through issuances of equity and debt securities.

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Equity Sources of Liquidity

On March 27, 2024, we completed a public offering of 6,325,000 shares of common stock at a price per share of $62.00, which included the underwriters' full exercise of their option to purchase an additional 825,000 shares. The net proceeds of the offering were approximately $387.1 million after deducting the underwriting discount and offering costs of approximately $5.0 million. We used the net proceeds for acquisitions.

The following sets forth certain information regarding our current at-the-market common stock offering program as of December 31, 2024:

ATM Stock Offering Program	Date Implemented	Maximum Aggregate Offering Price (in thousands)	Aggregate Common Stock Available (in thousands)
$500 Million ATM Program . . .	August 28, 2024	$500,000	$438,258

The table below sets forth the activity under our at-the-market common stock offering programs during the years ended December 31, 2024 and 2023:

For the Year Ended	Shares Sold	Weighted Average Price Per Share	Net Proceeds (in thousands)	Sales Commissions (in thousands)
December 31, 2024	5,329,544	$66.62	$349,919	$5,148
December 31, 2023	5,152,279	$61.15	$310,502	$4,569

Debt Sources of Liquidity

As of December 31, 2024, we had $50.0 million of senior unsecured notes that mature in July 2026, $50.0 million of senior unsecured notes that mature in October 2027, $100.0 million of senior unsecured notes that mature in July 2028, $100.0 million of senior unsecured notes that mature in December 2029, $125.0 million of senior unsecured notes that mature in August 2030, and $50.0 million of senior unsecured notes that mature in July 2031 (collectively, the "Senior Unsecured Notes").

In July 2024, we repaid the $100.0 million tranche of 7-year Senior Unsecured Notes using existing cash on hand. The notes bore interest at 3.8% and had an original maturity date of July 14, 2024.

On September 24, 2024, we entered into the Third Amendment to the Amended Facility in order to, among other things, (i) increase the borrowing capacity of the revolving credit facility by $200.0 million to $600.0 million and (ii) extend the maturity date of the revolving credit facility from August 2025 to January 2029.

The Amended Facility consists of a $600.0 million revolving credit facility that matures in January 2029, a $100.0 million term loan that matures in January 2027 and a $100.0 million term loan that matures in January 2028. As of December 31, 2024, there were $82.0 million of borrowings outstanding on the revolving credit facility and $200.0 million of borrowings outstanding on the term loans. As of December 31, 2023, there were no borrowings outstanding on the revolving credit facility and $200.0 million of borrowings outstanding on the term loans.

The aggregate amount of the Amended Facility may be increased by up to an additional $450.0 million to a maximum aggregate amount not to exceed $1.25 billion, subject to the approval of the administrative agent and the identification of lenders willing to make available additional amounts. Outstanding borrowings under the Amended Facility are limited to the lesser of (i) the sum of the $600.0 million revolving credit facility, the $100.0 million term loan maturing in January 2027 and the $100.0 million term loan maturing in January 2028, or (ii) 60.0% of the value of the unencumbered properties. Interest on the Amended Facility, including the term loans, is generally to be paid based upon, at our option, either (i) the Secured Overnight Financing Rate ("SOFR") plus the applicable SOFR margin or (ii) the applicable base rate, which is the greatest of the administrative agent's prime rate, 0.50% above the federal funds effective rate, thirty-day SOFR plus the applicable SOFR margin for SOFR rate loans under the Amended Facility plus 1.25%, or 1.25% per annum. The applicable SOFR margin will range from 1.10% to 1.55% (1.10% as of December 31, 2024) for the revolving credit facility and 1.25% to 1.75% (1.25% as of December 31, 2024) for the term loans, depending on the ratio of our outstanding consolidated indebtedness to the value of our consolidated gross asset value and includes a 10 basis points SOFR credit adjustment. The Amended Facility requires quarterly payments of an annual facility fee in an amount ranging from 0.15% to 0.30%, depending on the ratio of our outstanding consolidated indebtedness to the value of our consolidated gross asset value.

The Amended Facility and the Senior Unsecured Notes are guaranteed by us and by substantially all of the current and to-be-formed subsidiaries of the borrower that own an unencumbered property. The Amended Facility and the Senior Unsecured Notes are not secured by our properties or by interests in the subsidiaries that hold such properties. The Amended Facility and the Senior Unsecured Notes include a series of financial and other covenants with which we must comply. We were in compliance with the covenants under the Amended Facility and the Senior Unsecured Notes as of December 31, 2024 and 2023.

As of December 31, 2024, we had a mortgage loan payable with a total contractual principal amount of approximately $72.9 million which bears interest at a contractual fixed interest rate of 3.9% and matures in March 2028. The mortgage was assumed in an acquisition and was recorded at fair value in the amount of $69.2 million using an effective interest rate of 5.6%. The unamortized fair value adjustment as of December 31, 2024 was approximately $3.6 million.

As of December 31, 2024 and 2023, we held cash and cash equivalents totaling approximately $18.1 million and $165.4 million, respectively.

The following tables summarize our debt maturities and principal payments as of December 31, 2024, and market capitalization, capitalization ratios, Adjusted EBITDA, interest coverage, fixed charge coverage and debt ratios as of and for the years ended December 31, 2024 and 2023 (dollars in thousands, except per share data):

	Credit Facility	Term Loan	Senior Unsecured Notes	Mortgage Loan Payable	Total Debt
2025	$ —	$ —	$ —	$ —	$ —
2026	—	—	50,000	—	50,000
2027	—	100,000	50,000	—	150,000
2028	—	100,000	100,000	72,879	272,879
2029	82,000	—	100,000	—	182,000
Thereafter	—	—	175,000	—	175,000
Subtotal	82,000	200,000	475,000	72,879	829,879
Unamortized fair value adjustment	—	—	—	(3,590)	(3,590)
Total Debt	82,000	200,000	475,000	69,289	826,289
Deferred financing costs, net	—	(620)	(2,047)	(185)	(2,852)
Total Debt, net	$82,000	$199,380	$472,953	$69,104	$823,437
Weighted average interest rate	5.4%	5.7%	3.0%	3.9%	4.0%

	As of December 31, 2024	As of December 31, 2023
Total Debt, net	$ 823,437	$ 771,563
Less: Cash and cash equivalents	(18,070)	(165,400)
Net Debt	$ 805,367	$ 606,163
Equity		
Common Stock		
Shares Outstanding [1]	99,735,193	87,995,761
Market Price [2]	$ 59.14	$ 62.67
Total Equity	5,898,339	5,514,694
Total Market Capitalization	$ 6,721,776	$ 6,286,257
Total Debt-to-Total Investments in Properties [3]	16.1%	19.1%
Total Debt-to-Total Market Capitalization [4]	12.3%	12.3%
Floating Rate Debt as a % of Total Debt [5]	34.2%	25.8%
Net Income	$ 184,497	$ 151,457
Adjusted EBITDA [6]	$ 268,953	$ 225,000
Interest Coverage [7]	12.9 x	9.1 x
Fixed Charge Coverage [8]	8.4 x	6.8 x
Net Debt-to-Adjusted EBITDA [9]	2.8 x	2.6 x
Weighted Average Maturity of Total Debt (years)	3.8	4.3

[1] Includes 426,388 and 419,057 shares of unvested restricted stock outstanding as of December 31, 2024 and 2023, respectively. Also includes 497,190 and 508,663 shares held in the Deferred Compensation Plan as of December 31, 2024 and 2023, respectively.

[2] Closing price of a share of our common stock on the New York Stock Exchange on December 31, 2024 and December 29, 2023, respectively, in dollars per share.

[3] Total debt-to-total investments in properties is calculated as total debt, net of deferred financing costs, divided by total investments in properties, including one property consisting of one building held for sale as of December 31, 2024.

[4] Total debt-to-total market capitalization is calculated as total debt, net of deferred financing costs, divided by total market capitalization.

[5] Floating rate debt as a percentage of total debt is calculated as floating rate debt, net of deferred financing costs, divided by total debt, net of deferred financing costs.

[6] Earnings before interest, taxes, gains (losses) from sales of property, depreciation and amortization, acquisition costs and stock-based compensation ("Adjusted EBITDA") for the years ended December 31, 2024 and 2023, respectively. See "Non-GAAP Financial Measures" in this Annual Report on Form 10-K for a definition and reconciliation of Adjusted EBITDA from net income and a discussion of why we believe Adjusted EBITDA is a useful supplemental measure of our operating performance.

[7] Interest coverage is calculated as Adjusted EBITDA divided by interest expense, including amortization. See "Non-GAAP Financial Measures" in this Annual Report on Form 10-K for a definition and reconciliation of Adjusted EBITDA from net income and a discussion of why we believe Adjusted EBITDA is a useful supplemental measure of our operating performance.

[8] Fixed charge coverage is calculated as Adjusted EBITDA divided by interest expense, including amortization plus capitalized interest. See "Non-GAAP Financial Measures" in this Annual Report on Form 10-K for a definition and reconciliation of Adjusted EBITDA from net income and a discussion of why we believe Adjusted EBITDA is a useful supplemental measure of our operating performance.

[9] Net debt-to-Adjusted EBITDA is calculated as net debt divided by annualized Adjusted EBITDA. See "Non-GAAP Financial Measures" in this Annual Report on Form 10-K for the definitions of Adjusted EBITDA and net debt, a reconciliation of Adjusted EBITDA from net income and a discussion of why we believe Adjusted EBITDA and net debt are useful supplemental measures of our operating performance.

The following tables set forth the cash dividends paid or payable per share during the years ended December 31, 2024 and 2023:

For the Three Months Ended	Security	Dividend per Share	Declaration Date	Record Date	Date Paid
March 31, 2024	Common Stock	$0.45	February 6, 2024	March 28, 2024	April 5, 2024
June 30, 2024	Common Stock	$0.45	May 7, 2024	June 28, 2024	July 12, 2024
September 30, 2024	Common Stock	$0.49	August 6, 2024	September 30, 2024	October 11, 2024
December 31, 2024	Common Stock	$0.49	November 5, 2024	December 13, 2024	January 7, 2025

For the Three Months Ended	Security	Dividend per Share	Declaration Date	Record Date	Date Paid
March 31, 2023	Common Stock	$0.40	February 7, 2023	March 31, 2023	April 6, 2023
June 30, 2023	Common Stock	$0.40	May 2, 2023	June 30, 2023	July 14, 2023
September 30, 2023	Common Stock	$0.45	August 1, 2023	September 29, 2023	October 13, 2023
December 31, 2023	Common Stock	$0.45	October 31, 2023	December 15, 2023	January 5, 2024

Sources and Uses of Cash

Our principal sources of cash are cash from operations, borrowings under loans payable, draws on our Amended Facility, common and preferred stock issuances, proceeds from property dispositions and issuances of unsecured notes. Our principal uses of cash are asset acquisitions, developments and redevelopments, debt service, capital expenditures, operating costs, corporate overhead costs and common stock dividends.

Cash From Operating Activities. Net cash provided by operating activities totaled approximately $232.7 million for the year ended December 31, 2024 compared to approximately $179.7 million for the year ended December 31, 2023. This increase in cash provided by operating activities is primarily attributable to additional cash flows generated from the properties acquired during 2024 and 2023 and increased rents on new and renewed leases at our same store properties.

Cash From Investing Activities. Net cash used in investing activities was approximately $915.5 million and $570.4 million for the years ended December 31, 2024 and 2023, respectively, which consisted primarily of cash paid for property acquisitions of approximately $814.5 million and $466.8 million, respectively, additions to capital improvements of approximately $172.9 million and $176.6 million, respectively, and was partially offset by proceeds from sales of real estate investments of approximately $71.9 million and $73.1 million, respectively.

Cash From Financing Activities. Net cash provided by financing activities was approximately $534.9 million for the year ended December 31, 2024, which consisted primarily of approximately $737.0 million in net proceeds from the issuance of common stock, and $110.0 million in revolving credit facility borrowings, partially offset by approximately $175.0 million in equity dividend payments, repayment of a $100.0 million tranche of the Senior Unsecured Notes, and repayment of $28.0 million of borrowings on the revolving credit facility. Net cash provided by financing activities was approximately $528.9 million for the year ended December 31, 2023, which consisted primarily of approximately $666.3 million in net proceeds from the issuance of common stock, partially offset by approximately $135.9 million in equity dividend payments.

Critical Accounting Policies And Estimates

Below is a discussion of the accounting policies that we believe are critical. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ significantly from those estimates.

Capitalization of Costs. We capitalize costs directly related to the development, redevelopment, renovation and expansion of our investment in real estate. Costs associated with such projects are capitalized as incurred. If the project is abandoned, these costs are expensed during the period in which the development, redevelopment or expansion project is abandoned. Costs considered for capitalization include, but are not limited to, construction costs, interest, real estate taxes and insurance, if appropriate. These costs are capitalized only during the period in which activities necessary to ready an asset for its intended use are in progress. In the event that the activities to ready the asset for its intended use are suspended, the capitalization period will cease until such activities are resumed. Costs incurred for maintaining and repairing properties, which do not extend their useful lives, are expensed as incurred.

Interest is capitalized based on actual capital expenditures from the period when development, redevelopment, renovation or expansion commences until the asset is ready for its intended use, at the weighted average borrowing rate during the period.

Property Acquisitions. *Business Combinations* (Topic 805): *Clarifying the Definition of a Business* requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the integrated set of assets and activities is not considered a business. To be a business, the set of acquired activities and assets must include inputs and one or more substantive processes that together contribute to the ability to create outputs. We have determined that our real estate property acquisitions will generally be accounted for as asset acquisitions under the clarified definition. Upon acquisition of a property we estimate the fair value of acquired tangible assets (consisting generally of land, buildings and improvements) and intangible assets and liabilities (consisting generally of the above and below-market leases and the origination value of all in-place leases). We determine fair values using Level 3 inputs such as replacement cost, estimated cash flow projections and other valuation techniques and applying appropriate discount and capitalization rates based on available market information. Mortgage loans assumed in connection with acquisitions are recorded at their fair value using current market interest rates for similar debt at the date of acquisition. Acquisition-related costs associated with asset acquisitions are capitalized to individual tangible and intangible assets and liabilities assumed on a relative fair value basis and acquisition-related costs associated with business combinations are expensed as incurred.

The fair value of the tangible assets is determined by valuing the property as if it were vacant. Land values are derived from current comparative sales values, when available, or management's estimates of the fair value based on market conditions and the experience of our management team. Building and improvement values are calculated as replacement cost less depreciation, or management's estimates of the fair value of these assets using discounted cash flow analyses or similar methods. The fair value of the above and below-market leases is based on the present value of the difference between the contractual amounts to be received pursuant to the acquired leases (using a discount rate that reflects the risks associated with the acquired leases) and our estimate of the market lease rates measured over a period equal to the remaining term of the leases plus the term of any below-market fixed rate renewal options. The above and below-market lease values are amortized to rental revenues over the remaining initial term plus the term of any below-market fixed rate renewal options that are considered bargain renewal options of the respective leases. The origination value of in-place leases is based on costs to execute similar leases, including commissions and other related costs. The origination value of in-place leases also includes real estate taxes, insurance and an estimate of lost rental revenue at market rates during the estimated time required to lease up the property from vacant to the occupancy level at the date of acquisition.

Impairment. Carrying values for financial reporting purposes are reviewed for impairment on a property-by-property basis whenever events or changes in circumstances indicate that the carrying value of a property may not be fully recoverable. Examples of such events or changes in circumstances may include classifying an asset to be held for sale, changing the intended hold period or when an asset remains vacant significantly longer than expected. The intended use of an asset either held for sale or held for use can significantly impact how impairment is measured. If an asset is intended to be held for the long-term, the recoverability is based on the undiscounted future cash flows. If the asset carrying value is not supported on an undiscounted future cash flow basis, then the asset carrying value is measured against the lower of cost or the present value of expected cash flows over the expected hold period. An impairment charge to earnings is recognized for the excess of the asset's carrying value over the lower of cost or the present values of expected cash flows over the expected hold period. If an asset is intended to be sold, impairment is determined using the estimated fair value less costs to sell. The estimation of expected future net cash flows is inherently uncertain and relies on assumptions, among other things, regarding current and future economic and market conditions and the availability of capital. We determine the estimated fair values based on its assumptions regarding rental rates, lease-up and holding periods, as well as sales prices. When available, current market information is used to determine capitalization and rental growth rates. If available, current comparative sales values may also be used to establish fair value. When market information is not readily available, the inputs are based on our understanding of market conditions and the experience of our management team. Actual results could differ significantly from our estimates. The discount rates used in the fair value estimates represent a rate commensurate with the indicated holding period with a premium layered on for risk.

Revenue Recognition. We record rental revenue from operating leases on a straight-line basis over the term of the leases and maintain an allowance for estimated losses that may result from the inability of our tenants to make required payments. If tenants fail to make contractual lease payments that are greater than our allowance for doubtful accounts, security deposits and letters of credit, then we may have to recognize additional doubtful account charges in future periods. We monitor the liquidity and creditworthiness of our tenants on an on-going basis by reviewing their financial condition periodically as appropriate. Each period we review our outstanding accounts receivable, including straight-line rents, for doubtful accounts and provide allowances as needed. We also record lease termination fees when a tenant has executed a definitive termination agreement with us and the payment of the termination fee is not subject to any conditions that must be met or waived before the fee is due to us. If a tenant remains in the leased space following the execution of a definitive termination agreement, the applicable termination will be deferred and recognized over the term of such tenant's occupancy.

Tenant expense reimbursement income includes payments and amounts due from tenants pursuant to their leases for real estate taxes, insurance and other recoverable property operating expenses and is recognized as revenues during the same period the related expenses are incurred.

Material Cash Commitments

As of February 4, 2025, we had no outstanding contracts or non-binding letters of intent to acquire industrial properties. The following table summarizes our material cash commitments due by period as of December 31, 2024 (dollars in thousands):

Material Cash Commitments	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Debt	$ —	$200,000	$454,879	$175,000	$829,879
Debt interest payments	17,071	32,147	17,948	4,328	71,494
Operating lease commitments	955	1,998	1,304	—	4,257
Material construction contracts	29,155	—	—	—	29,155
Purchase obligations [1]	—	—	—	—	—
Total	$47,181	$234,145	$474,131	$179,328	$934,785

[1] As of February 4, 2025.

Non-GAAP Financial Measures

We use the following non-GAAP financial measures that we believe are useful to investors as key supplemental measures of our operating performance: funds from operations, or FFO, Adjusted EBITDA, net operating income, or NOI, same store NOI, cash-basis same store NOI and net debt. FFO, Adjusted EBITDA, NOI, same store NOI, cash-basis same store NOI and net debt should not be considered in isolation or as a substitute for measures of performance in accordance with GAAP. Further, our computation of FFO, Adjusted

EBITDA, NOI, same store NOI, cash-basis same store NOI and net debt may not be comparable to FFO, Adjusted EBITDA, NOI, same store NOI, cash-basis same store NOI and net debt reported by other companies.

We compute FFO in accordance with standards established by the National Association of Real Estate Investment Trusts ("Nareit"), which defines FFO as net income (loss) (determined in accordance with GAAP), excluding gains (losses) from sales of property and impairment write-downs of depreciable real estate, plus depreciation and amortization on real estate assets and after adjustments for unconsolidated partnerships and joint ventures (which are calculated to reflect FFO on the same basis). We believe that presenting FFO provides useful information to investors regarding our operating performance because it is a measure of our operations without regard to specified non-cash items, such as real estate depreciation and amortization and gain or loss on sale of assets.

We believe that FFO is a meaningful supplemental measure of our operating performance because historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting alone to be insufficient. As a result, we believe that the use of FFO, together with the required GAAP presentations, provide a more complete understanding of our operating performance.

The following table reflects the calculation of FFO reconciled from net income for the three months and years ended December 31, 2024, 2023 and 2022 (dollars in thousands except per share data):

	For the Three Months Ended December 31,				For the Three Months Ended December 31,			
	2024	**2023**	**$ Change**	**% Change**	**2023**	**2022**	**$ Change**	**% Change**
Net income	$ 76,103	$ 57,557	$ 18,546	32.2%	$ 57,557	$ 58,880	$ (1,323)	(2.2)%
Gain on sales of real estate investments	(39,664)	(25,899)	(13,765)	53.1%	(25,899)	(36,118)	10,219	(28.3)%
Depreciation and amortization	25,907	18,583	7,324	39.4%	18,583	18,536	47	0.3%
Non-real estate depreciation	(35)	(40)	5	(12.5)%	(40)	(16)	(24)	150.0%
Allocation to participating securities [1]	(266)	(243)	(23)	9.5%	(243)	(192)	(51)	26.6%
FFO attributable to common stockholders	$ 62,045	$ 49,958	$ 12,087	24.2%	$ 49,958	$ 41,090	$ 8,868	21.6%
Basic FFO per common share	$ 0.62	$ 0.58	$ 0.04	6.9%	$ 0.58	$ 0.54	$ 0.04	7.4%
Diluted FFO per common share	$ 0.62	$ 0.58	$ 0.04	6.9%	$ 0.58	$ 0.54	$ 0.04	7.4%
Basic weighted average common shares outstanding	99,308,805	85,550,842			85,550,842	76,048,579		
Diluted weighted average common shares outstanding	99,539,305	85,647,463			85,647,463	76,145,382		

	For the Year Ended December 31,				For the Year Ended December 31,			
	2024	**2023**	**$ Change**	**% Change**	**2023**	**2022**	**$ Change**	**% Change**
Net income	$ 184,497	$ 151,457	$33,040	21.8%	$ 151,457	$ 198,014	$(46,557)	(23.5)%
Gain on sales of real estate investments	(45,379)	(38,156)	(7,223)	18.9%	(38,156)	(112,166)	74,010	(66.0)%
Depreciation and amortization	93,916	73,219	20,697	28.3%	73,219	65,763	7,456	11.3%
Non-real estate depreciation	(148)	(147)	(1)	0.7%	(147)	(72)	(75)	104.2%
Allocation to participating securities [1]	(1,016)	(876)	(140)	16.0%	(876)	(656)	(220)	33.5%
FFO attributable to common stockholders	$ 231,870	$ 185,497	$46,373	25.0%	$ 185,497	$ 150,883	$ 34,614	22.9%
Basic FFO per common share	$ 2.43	$ 2.23	$ 0.20	9.0%	$ 2.23	$ 2.00	$ 0.23	11.5%
Diluted FFO per common share	$ 2.42	$ 2.22	$ 0.20	9.0%	$ 2.22	$ 2.00	$ 0.22	11.0%
Basic weighted average common shares outstanding	95,524,549	83,169,028			83,169,028	75,498,107		
Diluted weighted average common shares outstanding	95,842,137	83,371,099			83,371,099	75,586,480		

[1] To be consistent with our policies of determining whether instruments granted in share-based payment transactions are participating securities and accounting for earnings per share, the FFO per common share is adjusted for FFO distributed through declared dividends (if any) and allocated to all participating securities (weighted average common shares outstanding and unvested restricted shares outstanding) under the two-class method. Under this method, allocations were made to 426,670, 419,230 and 356,796 of weighted average unvested restricted shares outstanding for the three months ended December 31, 2024, 2023 and 2022, respectively, and 429,748, 393,059 and 322,866 of weighted average unvested restricted shares outstanding for the years ended December 31, 2024, 2023 and 2022, respectively.

FFO increased by approximately $12.1 million and $46.4 million for the three months and year ended December 31, 2024, respectively, compared to the same periods from the prior year due primarily to property acquisitions during 2023 and 2024 as well as same store NOI growth of approximately $0.6 million and $7.8 million for the three months and year ended December 31, 2024, respectively, compared to the same periods from the prior year. The FFO increase was partially offset by increased weighted average common shares outstanding and increased general and administrative expenses due to increased restricted stock amortization and other compensation expenses, including an increase in bonus expense and an increase in the number of employees and salaries for the three months and year ended December 31, 2024 compared to the same periods from the prior year.

We compute Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, gain on sales of real estate investments, acquisition costs and stock-based compensation. We believe that presenting Adjusted EBITDA provides useful information to investors regarding our operating performance because it is a measure of our operations on an unleveraged basis before the effects of tax, gain (loss) on sales of real estate investments, non-cash depreciation and amortization expense, acquisition costs and stock-based compensation. By excluding interest expense, Adjusted EBITDA allows investors to measure our operating performance independent of our capital structure and indebtedness and, therefore, allows for more meaningful comparison of our operating performance between quarters and other interim periods as well as annual periods and for the comparison of our operating performance to that of other companies, both in the real estate industry and in other industries. As we are currently in a growth phase, acquisition costs are excluded from Adjusted EBITDA to allow for the comparison of our operating performance to that of stabilized companies.

The following table reflects the calculation of Adjusted EBITDA reconciled from net income for the three months and years ended December 31, 2024, 2023 and 2022 (dollars in thousands):

	For the Three Months Ended December 31,				For the Three Months Ended December 31,			
	2024	2023	$ Change	% Change	2023	2022	$ Change	% Change
Net income	$ 76,103	$ 57,557	$ 18,546	32.2%	$ 57,557	$ 58,880	$ (1,323)	(2.2)%
Gain on sales of real estate investments	(39,664)	(25,899)	(13,765)	53.1%	(25,899)	(36,118)	10,219	(28.3)%
Depreciation and amortization	25,907	18,583	7,324	39.4%	18,583	18,536	47	0.3%
Interest expense, including amortization	5,261	5,707	(446)	(7.8)%	5,707	7,457	(1,750)	(23.5)%
Stock-based compensation	3,805	3,343	462	13.8%	3,343	2,653	690	26.0%
Acquisition costs and other	25	92	(67)	(72.8)%	92	374	(282)	(75.4)%
Adjusted EBITDA	$ 71,437	$ 59,383	$ 12,054	20.3%	$ 59,383	$ 51,782	$ 7,601	14.7%

	For the Year Ended December 31,				For the Year Ended December 31,			
	2024	2023	$ Change	% Change	2023	2022	$ Change	% Change
Net income	$184,497	$151,457	$ 33,040	21.8%	$151,457	$ 198,014	$(46,557)	(23.5)%
Gain on sales of real estate investments	(45,379)	(38,156)	(7,223)	18.9%	(38,156)	(112,166)	74,010	(66.0)%
Depreciation and amortization	93,916	73,219	20,697	28.3%	73,219	65,763	7,456	11.3%
Interest expense, including amortization	20,921	24,796	(3,875)	(15.6)%	24,796	23,850	946	4.0%
Stock-based compensation	14,926	13,466	1,460	10.8%	13,466	10,171	3,295	32.4%
Acquisition costs	72	218	(146)	(67.0)%	218	1,465	(1,247)	(85.1)%
Adjusted EBITDA	$268,953	$225,000	$ 43,953	19.5%	$225,000	$ 187,097	$ 37,903	20.3%

We compute NOI as rental revenues, including tenant expense reimbursements, less property operating expenses. We compute same store NOI as rental revenues, including tenant expense reimbursements, less property operating expenses on a same store basis. NOI excludes depreciation, amortization, general and administrative expenses, acquisition costs and interest expense, including amortization. We compute cash-basis same store NOI as same store NOI excluding straight-line rents and amortization of lease intangibles. The same store pool includes all properties that were owned and in operation as of December 31, 2024 and since January 1, 2023 and excludes properties that were either disposed of prior to, held for sale to a third party or in development or redevelopment as of December 31, 2024. As of December 31, 2024, the same store pool consisted of 242 buildings aggregating approximately 14.5 million square feet representing approximately 75.5% of our total square feet owned and 44 improved land parcels containing approximately 139.5 acres representing approximately 92.6% of our total acreage owned. The same store pool for the comparison of the three months and years ended December 31, 2023 and 2022 includes all properties that were owned and in operation as of December 31, 2023 and since January 1, 2022 and excludes properties that were either disposed of prior to, held for sale to a third-party or in development or redevelopment as of December 31, 2023. As of December 31, 2023, the same store pool consisted of 224 buildings aggregating approximately 13.1 million square feet representing approximately 81.5% of our total square feet owned and 36 improved land parcels containing approximately 113.7 acres representing approximately 74.6% of our total acreage owned. We believe that presenting NOI, same store NOI and cash-basis same store NOI provides useful information to investors regarding the operating performance of our properties because NOI excludes certain items that are not considered to be controllable in connection with the management of the properties, such as depreciation, amortization, general and administrative expenses, acquisition costs and interest expense. By presenting same store NOI and cash-basis same store NOI, the operating results on a same store basis are directly comparable from period to period.

The following table reflects the calculation of NOI, same store NOI and cash-basis same store NOI reconciled from net income for the three months and years ended December 31, 2024, 2023 and 2022 (dollars in thousands):

	For the Three Months Ended December 31,				For the Three Months Ended December 31,			
	2024	2023	$ Change	% Change	2023	2022	$ Change	% Change
Net income [1]	$ 76,103	$ 57,557	$ 18,546	32.2%	$ 57,557	$ 58,880	$(1,323)	(2.2)%
Depreciation and amortization	25,907	18,583	7,324	39.4%	18,583	18,536	47	0.3%
General and administrative	10,759	9,730	1,029	10.6%	9,730	8,193	1,537	18.8%
Acquisition costs and other	25	92	(67)	(72.8)%	92	374	(282)	(75.4)%
Total other income and expenses	(36,914)	(21,127)	(15,787)	74.7%	(21,127)	(29,059)	7,932	(27.3)
Net operating income	75,880	64,835	11,045	17.0%	64,835	56,924	7,911	13.9%
Less non-same store NOI	(17,356)[2]	(6,919)[2]	(10,437)	150.8%	(12,675)[3]	(7,807)[3]	(4,868)	62.4%
Same store NOI	$ 58,524[4]	$ 57,916[4]	$ 608	1.0%	$ 52,160[5]	$ 49,117[5]	$ 3,043	6.2%
Less straight-line rents and amortization of lease intangibles [6]	(2,390)	(3,569)	1,179	(33.0)%	(2,021)	(4,254)	2,233	(52.5)%
Cash-basis same store NOI	$ 56,134	$ 54,347	$ 1,787	3.3%	$ 50,139	$ 44,863	$ 5,276	11.8%
Less termination fee income	(168)	(247)	79	(32.0)%	(155)	(551)	396	(71.9)%
Cash-basis same store NOI excluding termination fees	$ 55,966	$ 54,100	$ 1,866	3.4%	$ 49,984	$ 44,312	$ 5,672	12.8%

[1] Includes approximately $0.2 million, $0.2 million and $0.6 million of lease termination income for the three months ended December 31, 2024, 2023 and 2022, respectively.

[2] Includes 2024 and 2023 acquisitions and dispositions, three improved land parcels consisting of approximately 11.1 acres, six properties under development or redevelopment, approximately 22.4 acres of land for future development and one building held for sale as of December 31, 2024.

[3] Includes 2023 and 2022 acquisitions and dispositions, eleven improved land parcels consisting of approximately 37.3 acres and one property under redevelopment as of December 31, 2023.

[4] Includes $0.2 million of lease termination income for both the three months ended December 31, 2024 and 2023.

[5] Includes $0.2 million and $0.6 million of lease termination income for the three months ended December 31, 2023 and 2022, respectively.

[6] Includes straight-line rents and amortization of lease intangibles for the same store pool only.

	For the Year Ended December 31,				For the Year Ended December 31,			
	2024	2023	$ Change	% Change	2023	2022	$ Change	% Change
Net income [1]	$184,497	$151,457	$ 33,040	21.8%	$151,457	$198,014	$(46,557)	(23.5)%
Depreciation and amortization	93,916	73,219	20,697	28.3%	73,219	65,763	7,456	11.3%
General and administrative	42,587	37,935	4,652	12.3%	37,935	31,192	6,743	21.6%
Acquisition costs and other	72	218	(146)	(67.0)%	218	1,465	(1,247)	(85.1)%
Total other income and expenses	(36,541)	(18,324)	(18,217)	99.4%	(18,324)	(89,125)	70,801	(79.4)
Net operating income	284,531	244,505	40,026	16.4%	244,505	207,309	37,196	17.9%
Less non-same store NOI	(53,223)[2]	(21,034)[2]	(32,189)	153.0%	(43,578)[3]	(22,209)[3]	(21,369)	96.2%
Same store NOI	$231,308[4]	$223,471[4]	$ 7,837	3.5%	$200,927[5]	$185,100[5]	$ 15,827	8.6%
Less straight-line rents and amortization of lease intangibles [6]	(10,200)	(18,365)	8,165	(44.5)%	(10,009)	(16,564)	6,555	(39.6)%
Cash-basis same store NOI	$221,108	$205,106	$ 16,002	7.8%	$190,918	$168,536	$ 22,382	13.3%
Less termination fee income	(679)	(416)	(263)	63.2%	(293)	(896)	603	(67.3)%
Cash-basis same store NOI excluding termination fees	$220,429	$204,690	$ 15,739	7.7%	$190,625	$167,640	$ 22,985	13.7%

[1] Includes approximately $0.7 million, $0.6 million and $0.9 million of lease termination income for the years ended December 31, 2024, 2023 and 2022, respectively.

[2] Includes 2024 and 2023 acquisitions and dispositions, three improved land parcels consisting of approximately 11.1 acres, six properties under development or redevelopment, approximately 22.4 acres of land for future development and one building held for sale as of December 31, 2024.

[3] Includes 2023 and 2022 acquisitions and dispositions, eleven improved land parcels consisting of approximately 37.3 acres and one property under redevelopment as of December 31, 2023.

[4] Includes approximately $0.7 million and $0.4 million of lease termination income for the years ended December 31, 2024 and 2023, respectively.

[5] Includes approximately $0.3 million and $0.9 million of lease termination income for the years ended December 31, 2023 and 2022, respectively.

[6] Includes straight-line rents and amortization of lease intangibles for the same store pool only.

Cash-basis same store NOI increased by approximately $1.8 million for the three months ended December 31, 2024 compared to the prior year primarily due to increased rental revenue on new and renewed leases and contractual rent increases on pre-existing leases. The increase in cash-basis same store NOI was partially offset by lower average same store occupancy for the three months ended December 31, 2024 compared to the prior year. For the three months ended December 31, 2024 and 2023, total contractual rent abatements of approximately $1.1 million and $0.3 million, respectively, were given to certain tenants in the same store pool and approximately $0.2 million and $0.2 million, respectively, in lease termination income was received from certain tenants in the same store pool. In addition, approximately $0.6 million of the increase in cash-basis same store NOI for the three months ended December 31, 2024 related to properties that were acquired vacant or with near term expirations in 2022.

Cash-basis same store NOI increased by approximately $16.0 million for the year ended December 31, 2024 compared to the prior year primarily due to increased rental revenue on new and renewed leases. The increase in cash-basis same store NOI was partially offset by a decrease in same store occupancy for the year ended December 31, 2024 compared to the prior year. For the years ended December 31, 2024 and 2023, total contractual rent abatements of approximately $2.2 million and $4.4 million, respectively, were given to certain tenants in the same-store pool and approximately $0.7 million and $0.4 million, respectively, in lease termination income was received from certain tenants in the same store pool. In addition, approximately $3.2 million of the increase in cash-basis same store NOI for the year ended December 31, 2024 related to properties that were acquired vacant or with near term expirations in 2023.

We compute net debt as total debt, less deferred financing costs and cash and cash equivalents. We believe that presenting net debt provides useful information to investors regarding our ability to repay our outstanding consolidated indebtedness. See "Debt Sources of Liquidity" in this Annual Report on Form 10-K for a reconciliation of net debt from total debt.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk.

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market sensitive instruments. In pursuing our business strategies, the primary market risk which we are exposed to is interest rate risk. We are exposed to interest rate changes primarily as a result of debt used to maintain liquidity, fund capital expenditures and expand our investment portfolio and operations. We seek to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. As described below, some of our outstanding debt bears interest at variable rates, and we expect that some of our future outstanding debt will have variable interest rates. We may use interest rate caps and/or swap agreements to manage our interest rate risks relating to our variable rate debt. We expect to replace variable rate debt on a regular basis with fixed rate, long-term debt to finance our assets and operations.

As of December 31, 2024, we had $282.0 million of borrowings outstanding under our Amended Facility, none of which were subject to interest rate caps. Amounts borrowed under our Amended Facility bear interest at a variable rate based on SOFR plus an applicable SOFR margin. The weighted average interest rate on borrowings outstanding under our Amended Facility was 5.6% as of December 31, 2024. If the SOFR rate were to fluctuate by 0.25%, interest expense would increase or decrease, depending on rate movement, future earnings and cash flows by approximately $0.7 million annually on the total of the outstanding balances on our Amended Facility as of December 31, 2024.

Item 8.   Financial Statements And Supplementary Data.

See Part IV, Item 15 – "Exhibits and Financial Statement Schedules" beginning on page F-1 of this Annual Report on Form 10-K.

Item 9.   Changes In And Disagreements With Accountants On Accounting And Financial Disclosure.

None.

Item 9A.   Controls And Procedures.

Evaluation of Disclosure Controls and Procedures

Our management has evaluated, under the supervision and with the participation of our Chief Executive Officer, President and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), and has concluded that as of the end of the period covered by this report, our disclosure controls and procedures were effective to give reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and is accumulated and communicated to our management, including our Chief Executive Officer, President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

Management's Annual Report on Internal Control Over Financial Reporting

Terreno Realty Corporation's management is responsible for establishing and maintaining adequate internal control over financial reporting. This internal control system was designed to provide reasonable assurance to the company's management and board of directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Terreno Realty Corporation's management assessed the effectiveness of its internal control over financial reporting as of December 31, 2024. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 framework). Based on its assessment, management of Terreno Realty Corporation determined that, as of December 31, 2024, the company's internal control over financial reporting is effective based on those criteria. Terreno Realty Corporation's independent auditors have issued an audit report on the effectiveness of the company's internal control over financial reporting, as stated in their report included in this Annual Report on Form 10-K (which expresses an unqualified opinion on the effectiveness of the company's internal control over financial reporting as of December 31, 2024).

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Terreno Realty Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Terreno Realty Corporation's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Terreno Realty Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and financial statement schedule listed in the Index at Item 15 and our report dated February 5, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Seattle, Washington
February 5, 2025

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   Other Information.

During the three months ended December 31, 2024, none of the Company's directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted, terminated or modified a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K).

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Part III

Item 10.   Directors, Executive Officers and Corporate Governance.

The Company has an insider trading policy governing the purchase, sale and other dispositions of the Company's securities that applies to all of the Company's directors, officers, employees and other covered persons. The Company believes that its insider trading policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company. It is also the policy of the Company to comply with all insider trading laws and regulations. A copy of the Company's insider trading policy is filed as Exhibit 19 to this Annual Report on Form 10-K.

The other information required by Item 10 will be contained in a definitive proxy statement for our Annual Meeting of Stockholders, which we anticipate will be filed no later than 120 days after the end of our fiscal year ended December 31, 2024 and is incorporated herein by reference.

Item 11.   Executive Compensation.

The information required by Item 11 will be contained in a definitive proxy statement for our Annual Meeting of Stockholders, which we anticipate will be filed no later than 120 days after the end of our fiscal year ended December 31, 2024 and is incorporated herein by reference.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by Item 12 will be contained in a definitive proxy statement for our Annual Meeting of Stockholders, which we anticipate will be filed no later than 120 days after the end of our fiscal year ended December 31, 2024 and is incorporated herein by reference.

Item 13.   Certain Relationships and Related Transactions, and Director Independence.

The information required by Item 13 will be contained in a definitive proxy statement for our Annual Meeting of Stockholders, which we anticipate will be filed no later than 120 days after the end of our fiscal year ended December 31, 2024 and is incorporated herein by reference.

Item 14.   Principal Accountant Fees and Services.

The information required by Item 14 will be contained in a definitive proxy statement for our Annual Meeting of Stockholders, which we anticipate will be filed no later than 120 days after the end of our fiscal year ended December 31, 2024 and is incorporated herein by reference.

Part IV

Item 15.   Exhibits and Financial Statement Schedules.

(a)

1. and 2. *Financial Statements and Schedules*

The following consolidated financial information is included as a separate section of this Annual Report on Form 10-K beginning on page F-1 as follows:

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted, or the required information is included in the consolidated financial statements and notes thereto.

3. *Exhibits*

The exhibits required to be filed by Item 601 of Regulation S-K are listed in the Exhibit Index at the end of this Annual Report on Form 10-K immediately preceding the signature page, which is incorporated by reference herein.

Item 16.   Form 10-K Summary.

None.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Terreno Realty Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Terreno Realty Corporation (the Company) as of December 31, 2024 and 2023 the related consolidated statements of operations, equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and financial statement schedule listed in the Index at Item 15 (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 5, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

	Valuation of acquired properties
Description of the Matter	During the year ended December 31, 2024, the Company completed nine real estate acquisitions for a total purchase price of $884 million. The properties were acquired from unrelated third parties. As further

discussed in Notes 2 and 4 of the consolidated financial statements, the transactions were accounted for as asset acquisitions. The purchase price for each acquisition was allocated to the individual acquired assets and liabilities based on their relative fair values.

Auditing the Company's real estate acquisitions is complex and required the involvement of a valuation specialist due to the judgments and estimates in determining the fair value of the components of each acquisition. The fair value of the tangible assets is determined by valuing the property as if it were vacant. Land values are derived from current comparative sales values, when available, or management's estimates of the fair value based on market conditions and the experience of the Company's management team. Building and improvement values are calculated as replacement cost less depreciation, or management's estimates of the fair value of these assets using discounted cash flow analyses or similar methods. Fair value of the mortgage loan assumed is based on current market interest rates for similar debt at the date of acquisition. The fair value of the above and below-market leases is based on the present value of the difference between the contractual amounts to be received pursuant to the acquired leases (using a discount rate that reflects the risks associated with the acquired leases) and the Company's estimate of the market lease rates measured over a period equal to the remaining term of the leases.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's accounting for real estate acquisitions relative to purchase accounting, including controls over the review of the valuation models and related significant assumptions underlying the valuation of the acquired assets and liabilities.

To test the purchase price allocations to the assets and liabilities acquired, our audit procedures included, among others, review of the purchase agreements, assessing the methodologies and testing the significant assumptions discussed above used to value the components of the acquired properties. We compared, on a sample basis, land comparative sales values, building replacement cost and depreciation estimates, market rental rates, discount rate and market rental growth rates with external market data, and the incorporation of these assumptions in the cash flow projections and overall valuation conclusions. We also tested the completeness and accuracy of the underlying data. We involved our valuation specialists to assist in the assessment of the methodology utilized by the Company and to test on a sample basis certain of the assumptions used in the valuation of land, building, mortgage loan and above and below market intangibles.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2012.

Seattle, Washington
February 5, 2025

Item 1. Financial Statements of Terreno Realty Corporation

Terreno Realty Corporation

Consolidated Balance Sheets
(in thousands – except share and per share data)

	December 31, 2024	December 31, 2023
ASSETS		
Investments in real estate		
Land	$2,586,471	$1,995,494
Buildings and improvements	2,107,312	1,561,532
Construction in progress	219,652	343,485
Intangible assets	208,475	147,329
Total investments in properties	5,121,910	4,047,840
Accumulated depreciation and amortization	(466,553)	(384,480)
Net investments in properties	4,655,357	3,663,360
Properties held for sale, net	6,258	—
Net investments in real estate	4,661,615	3,663,360
Cash and cash equivalents	18,070	165,400
Restricted cash	282	836
Other assets, net	90,189	75,081
Total assets	$4,770,156	$3,904,677
LIABILITIES AND EQUITY		
Liabilities		
Credit facility	$ 82,000	$ —
Term loans payable, net	199,380	199,145
Senior unsecured notes, net	472,953	572,418
Mortgage loan payable, net	69,104	—
Security deposits	39,758	32,934
Intangible liabilities, net	116,542	84,718
Dividends payable	48,871	39,052
Accounts payable and other liabilities	79,216	61,783
Total liabilities	1,107,824	990,050
Commitments and contingencies (Note 11)		
Equity		
Stockholders' equity		
Common stock: $0.01 par value, 400,000,000 shares authorized, and 99,238,003 and 87,487,098 shares issued and outstanding at December 31, 2024 and December 31, 2023, respectively.	994	876
Additional paid-in capital	3,597,148	2,849,961
Common stock held in deferred compensation plan: 497,190 and 508,663 shares at December 31, 2024 and December 31, 2023, respectively.	(31,097)	(31,788)
Retained earnings	95,287	95,578
Total stockholders' equity	3,662,332	2,914,627
Total liabilities and equity	$4,770,156	$3,904,677

The accompanying notes are an integral part of these consolidated financial statements.

Terreno Realty Corporation

Consolidated Statements of Operations
(in thousands – except share and per share data)

	For the Year Ended December 31,		
	2024	2023	2022
REVENUES			
Rental revenues and tenant expense reimbursements	$ 382,621	$ 323,590	$ 276,212
Total revenues	382,621	323,590	276,212
COSTS AND EXPENSES			
Property operating expenses	98,090	79,085	68,903
Depreciation and amortization	93,916	73,219	65,763
General and administrative	42,587	37,935	31,192
Acquisition costs and other	72	218	1,465
Total costs and expenses	234,665	190,457	167,323
OTHER INCOME (EXPENSE)			
Interest and other income	12,083	4,964	809
Interest expense, including amortization	(20,921)	(24,796)	(23,850)
Gain on sales of real estate investments	45,379	38,156	112,166
Total other income	36,541	18,324	89,125
Net income	184,497	151,457	198,014
Allocation to participating securities	(791)	(712)	(854)
Net income available to common stockholders	$ 183,706	$ 150,745	$ 197,160
EARNINGS PER COMMON SHARE – BASIC AND DILUTED:			
Net income available to common stockholders – basic	$ 1.92	$ 1.81	$ 2.61
Net income available to common stockholders – diluted	$ 1.92	$ 1.81	$ 2.61
BASIC WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	95,524,549	83,169,028	75,498,107
DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	95,842,137	83,371,099	75,586,480

The accompanying notes are an integral part of these consolidated financial statements.

Terreno Realty Corporation

Consolidated Statements of Equity
(in thousands – except share data)

	Common Stock		Additional Paid-in Capital	Common Shares Held in Deferred Compensation Plan	Deferred Compensation Plan	Retained Earnings	Total
	Number of Shares	Amount					
Balance as of December 31, 2021	75,068,575	$752	$2,069,604	275,727	$(15,197)	$ 2,804	$2,057,963
Net income	—	—	—	—	—	198,014	198,014
Issuance of common stock, net of issuance costs of $1,557	1,444,156	13	77,281	—	—	—	77,294
Forfeiture of common stock related to employee awards	(29,391)	—	—	—	—	—	—
Common shares acquired related to employee awards	(14,823)	—	(1,045)	—	—	—	(1,045)
Issuance of restricted stock	136,903	—	—	—	—	—	—
Stock-based compensation	—	—	10,171	—	—	—	10,171
Common stock dividends ($1.48 per share)	—	—	—	—	—	(112,546)	(112,546)
Deposits to deferred compensation plan, net of withdrawals	(141,938)	—	11,265	141,938	(11,265)	—	—
Balance as of December 31, 2022	76,463,482	765	2,167,276	417,665	(26,462)	88,272	2,229,851
Net income	—	—	—	—	—	151,457	151,457
Issuance of common stock, net of issuance costs of $5,830	11,012,883	111	665,406	—	—	—	665,517
Forfeiture of common stock related to employee awards	(6,989)	—	—	—	—	—	—
Common shares acquired related to employee awards	(23,854)	—	(1,513)	—	—	—	(1,513)
Issuance of restricted stock	132,574	—	—	—	—	—	—
Stock-based compensation	—	—	13,466	—	—	—	13,466
Common stock dividends ($1.70 per share)	—	—	—	—	—	(144,151)	(144,151)
Deposits to deferred compensation plan, net of withdrawals	(90,998)	—	5,326	90,998	(5,326)	—	—
Balance as of December 31, 2023	87,487,098	876	2,849,961	508,663	(31,788)	95,578	2,914,627
Net income	—	—	—	—	—	184,497	184,497
Issuance of common stock, net of issuance costs of $6,314	11,665,929	118	736,296	—	—	—	736,414
Forfeiture of common stock related to employee awards	(16,836)	—	—	—	—	—	—
Common shares acquired related to employee awards	(48,041)	—	(3,344)	—	—	—	(3,344)
Issuance of restricted stock	138,380	—	—	—	—	—	—
Stock-based compensation	—	—	14,926	—	—	—	14,926
Common stock dividends ($1.88 per share)	—	—	—	—	—	(184,788)	(184,788)
Withdrawals from deferred compensation plan	11,473	—	(691)	(11,473)	691	—	—
Balance as of December 31, 2024	99,238,003	$994	$3,597,148	497,190	$(31,097)	$ 95,287	$3,662,332

The accompanying notes are an integral part of these consolidated financial statements.

Terreno Realty Corporation

Consolidated Statements of Cash Flows
(in thousands)

	For the Year Ended December 31,		
	2024	**2023**	**2022**
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 184,497	$ 151,457	$ 198,014
Adjustments to reconcile net income to net cash provided by operating activities			
Straight-line rents	(9,306)	(8,469)	(9,353)
Amortization of lease intangibles	(17,284)	(13,922)	(16,271)
Depreciation and amortization	93,916	73,219	65,763
Gain on sales of real estate investments	(45,379)	(38,156)	(112,166)
Deferred financing cost and mortgage fair value adjustment amortization	1,762	1,545	1,371
Stock-based compensation	14,926	13,466	10,171
Changes in assets and liabilities			
Other assets	(2,331)	(6,599)	(1,368)
Accounts payable and other liabilities	11,886	7,136	7,049
Net cash provided by operating activities	232,687	179,677	143,210
CASH FLOWS FROM INVESTING ACTIVITIES			
Cash paid for property acquisitions	(814,515)	(466,840)	(407,558)
Proceeds from sales of real estate investments, net	71,899	73,077	162,145
Additions to construction in progress	(126,428)	(123,570)	(25,638)
Additions to buildings, improvements and leasing costs	(46,433)	(53,055)	(66,611)
Net cash used in investing activities	(915,477)	(570,388)	(337,662)
CASH FLOWS FROM FINANCING ACTIVITIES			
Issuance of common stock	742,728	671,347	78,851
Issuance costs on issuance of common stock	(5,704)	(5,038)	(1,163)
Repurchase of common stock related to employee awards	(3,344)	(1,513)	(1,045)
Borrowings on credit facility	110,000	82,000	208,000
Payments on credit facility	(28,000)	(82,000)	(208,000)
Borrowings on term loans payable	—	—	100,000
Payments on senior unsecured notes	(100,000)	—	(50,000)
Payment of deferred financing costs	(5,805)	(80)	(1,498)
Dividends paid to common stockholders	(174,969)	(135,852)	(107,411)
Net cash provided by financing activities	534,906	528,864	17,734
Net decrease in cash and cash equivalents and restricted cash	(147,884)	138,153	(176,718)
Cash and cash equivalents and restricted cash at beginning of year	166,236	28,083	204,801
Cash and cash equivalents and restricted cash at end of year	$ 18,352	$ 166,236	$ 28,083
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash paid for interest, net of capitalized interest	$ 20,898	$ 31,713	$ 25,219
Supplemental disclosures of non-cash transactions			
Accounts payable related to capital improvements	34,509	26,912	18,158
Non-cash issuance of common stock to the deferred compensation plan	691	(5,326)	(11,265)
Lease liability arising from recognition of right-of-use asset	2,264	—	1,192
Reconciliation of cash paid for property acquisitions			
Acquisition of properties	$ 937,908	$ 512,531	$ 422,298
Assumption of mortgage loans payable	(72,879)	—	—
Unamortized mortgage fair value adjustment	3,650	—	—
Assumption of other assets and liabilities	(54,164)	(45,691)	(14,740)
Net cash paid for property acquisitions	$ 814,515	$ 466,840	$ 407,558

The accompanying notes are an integral part of these consolidated financial statements.

Note 1. Organization

Terreno Realty Corporation ("Terreno", and together with its subsidiaries, the "Company") acquires, owns and operates industrial real estate in six major coastal U.S. markets: New York City/Northern New Jersey, Los Angeles, Miami, San Francisco Bay Area, Seattle, and Washington, D.C. All square feet, acres, occupancy and number of properties disclosed in these notes to the consolidated financial statements are unaudited. As of December 31, 2024, the Company owned 299 buildings (including one building held for sale) aggregating approximately 19.3 million square feet, 47 improved land parcels consisting of approximately 150.6 acres, six properties under development or redevelopment and approximately 22.4 acres of land for future development.

The Company is an internally managed Maryland corporation and elected to be taxed as a real estate investment trust ("REIT") under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"), commencing with its taxable year ended December 31, 2010.

Note 2. Significant Accounting Policies

Basis of Presentation. The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The accompanying consolidated financial statements include all of the Company's accounts and its subsidiaries and all intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates. The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Capitalization of Costs. The Company capitalizes costs directly related to the development, redevelopment, renovation and expansion of its investment in real estate. Costs associated with such projects are capitalized as incurred. If the project is abandoned, these costs are expensed during the period in which the development, redevelopment, renovation or expansion project is abandoned. Costs considered for capitalization include, but are not limited to, construction costs, interest, real estate taxes and insurance, if appropriate. These costs are capitalized only during the period in which activities necessary to ready an asset for its intended use are in progress. In the event that the activities to ready the asset for its intended use are suspended, the capitalization period will cease until such activities are resumed. Costs incurred for maintaining and repairing properties, which do not extend their useful lives, are expensed as incurred.

Interest is capitalized based on actual capital expenditures from the period when development, redevelopment, renovation or expansion commences until the asset is ready for its intended use, at the weighted average borrowing rate during the period.

Investments in Real Estate. Investments in real estate, including tenant improvements, leasehold improvements and leasing costs, are stated at cost, less accumulated depreciation, unless circumstances indicate that the cost cannot be recovered, in which case, an adjustment to the carrying value of the property is made to reduce it to its estimated fair value. The Company also reviews the impact of above and below-market leases, in-place leases and lease origination costs for acquisitions and records an intangible asset or liability accordingly.

Impairment. Carrying values for financial reporting purposes are reviewed for impairment on a property-by-property basis whenever events or changes in circumstances indicate that the carrying value of a property may not be fully recoverable. Examples of such events or changes in circumstances may include classifying an asset to be held for sale, changing the intended hold period or when an asset remains vacant significantly longer than expected. The intended use of an asset either held for sale or held for use can significantly impact how impairment is measured. If an asset is intended to be held for the long-term, the recoverability is based on the undiscounted future cash flows. If the asset carrying value is not supported on an undiscounted future cash flow basis, then the asset carrying value is measured against the lower of cost or the present value of expected cash flows over the expected hold period. An impairment charge to earnings is recognized for the excess of the asset's carrying value over the lower of cost or the present values of expected cash flows over the expected hold period. If an asset is intended to be sold, impairment is determined using the estimated fair value less costs to sell. The estimation of expected future net cash flows is inherently uncertain and relies on assumptions, among other things, regarding current and future economic and market conditions and the availability of capital. The Company determines the estimated fair values based on its assumptions regarding rental rates, lease-up and holding periods, as well as sales prices. When available, current market information is used to determine capitalization and rental growth rates. If available, current comparative sales values may also be used to establish fair value. When market information is not readily available, the inputs are based on the Company's understanding of market conditions and the experience of the Company's management team. Actual results could differ significantly from the Company's estimates. The discount rates used in the fair value estimates represent a rate commensurate with the indicated holding period with a premium layered on for risk. There were no impairment charges recorded to the carrying values of the Company's properties during the years ended December 31, 2024, 2023 or 2022.

Property Acquisitions. In accordance with Accounting Standards Update ("ASU") 2017-01, *Business Combinations* (Topic 805): *Clarifying the Definition of a Business,* when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the integrated set of assets and activities is not considered a business. To be a business, the set of acquired activities and assets must include inputs and one or more substantive processes that together contribute to the ability to create outputs. The Company has determined that its real estate property acquisitions will generally be accounted for as asset acquisitions under the clarified definition. Upon acquisition of a property the Company estimates the fair value of acquired tangible assets (consisting generally of land, buildings and improvements) and intangible assets and liabilities (consisting generally of the above and below-market leases and the origination value of all in-place leases). The Company determines fair values using Level 3 inputs such as replacement cost, estimated cash flow projections and other valuation techniques and applying appropriate discount and capitalization rates based on available market information. Mortgage loans assumed in connection with acquisitions are recorded at their fair value using current market interest rates for similar debt at the date of acquisition. Acquisition-related costs associated with asset acquisitions are capitalized to individual tangible and intangible assets and liabilities assumed on a relative fair value basis and acquisition-related costs associated with business combinations are expensed as incurred.

The fair value of the tangible assets is determined by valuing the property as if it were vacant. Land values are derived from current comparative sales values, when available, or management's estimates of the fair value based on market conditions and the experience of the Company's management team. Building and improvement values are calculated as replacement cost less depreciation, or management's estimates of the fair value of these assets using discounted cash flow analyses or similar methods. The fair value of the above and below-market leases is based on the present value of the difference between the contractual amounts to be received pursuant to the acquired leases (using a discount rate that reflects the risks associated with the acquired leases) and the Company's estimate of the market lease rates measured over a period equal to the remaining term of the leases plus the term of any below-market fixed rate renewal options. The above and below-market lease values are amortized to rental revenues over the remaining initial term plus the term of any below-market fixed rate renewal options that are considered bargain renewal options of the respective leases. The total net impact to rental revenues due to the amortization of above and below-market leases was a net increase of approximately $17.3 million, $13.9 million and $16.3 million for the years ended December 31, 2024, 2023 and 2022, respectively. The origination value of in-place leases is based on costs to execute similar leases, including commissions and other related costs. The origination value of in-place leases also includes real estate taxes, insurance and an estimate of lost rental revenue at market rates during the estimated time required to lease up the property from vacant to the occupancy level at the date of acquisition. The remaining weighted average lease term related to these intangible assets and liabilities as of December 31, 2024 was 7.0 years. As of December 31, 2024 and 2023, the Company's intangible assets and liabilities, including properties held for sale (if any), consisted of the following (dollars in thousands):

	December 31, 2024			December 31, 2023		
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
In-place leases	$ 203,386	$(111,927)	$ 91,459	$ 143,444	$(93,476)	$ 49,968
Above-market leases	5,089	(3,723)	1,366	3,885	(3,463)	422
Below-market leases	(185,995)	69,453	(116,542)	(137,047)	52,329	(84,718)
Total	$ 22,480	$ (46,197)	$ (23,717)	$ 10,282	$(44,610)	$(34,328)

Projected net amortization of the intangible assets and liabilities for the next five years and thereafter as of December 31, 2024 is as follows (dollars in thousands):

2025	$ 3,339
2026	807
2027	(1,039)
2028	(1,626)
2029	(2,947)
Thereafter	(22,251)
Total	$(23,717)

Depreciation and Useful Lives of Real Estate and Intangible Assets. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the related assets or liabilities. The following table reflects the standard depreciable lives typically used to compute depreciation and amortization. However, such depreciable lives may be different based on the estimated useful life of such assets or liabilities.

Description	Standard Depreciable Life
Land	Not depreciated
Building	40 years
Building Improvements	5-40 years
Tenant Improvements	Shorter of lease term or useful life
Leasing Costs	Lease term
In-place Leases	Lease term
Above/Below-Market Leases	Lease term

Held for Sale Assets. The Company considers a property to be held for sale when it meets the criteria established under Accounting Standards Codification ("ASC") 360, *Property, Plant and Equipment* (See "Note 5 - Held for Sale/Disposed Assets"). Properties held for sale are reported at the lower of the carrying amount or fair value less estimated costs to sell and are not depreciated while they are held for sale.

Cash and Cash Equivalents. Cash and cash equivalents consists of cash held in a major banking institution and other highly liquid short-term investments with original maturities of three months or less. Cash equivalents are generally invested in U.S. government securities, government agency securities or money market accounts.

Restricted Cash. Restricted cash includes cash held in escrow in connection with property acquisitions and reserves for certain capital improvements, leasing, interest and real estate tax and insurance payments as required by certain mortgage loan obligations.

The following summarizes the reconciliation of cash and cash equivalents and restricted cash as presented in the accompanying consolidated statements of cash flows (dollars in thousands):

	For the Year Ended December 31,		
	2024	2023	2022
Beginning			
Cash and cash equivalents at beginning of year	$ 165,400	$ 26,393	$ 204,404
Restricted cash	836	1,690	397
Cash and cash equivalents and restricted cash	166,236	28,083	204,801
Ending			
Cash and cash equivalents at end of year	18,070	165,400	26,393
Restricted cash	282	836	1,690
Cash and cash equivalents and restricted cash	18,352	166,236	28,083
Net (decrease) increase in cash and cash equivalents and restricted cash	$(147,884)	$138,153	$(176,718)

Revenue Recognition. The Company records rental revenue from operating leases on a straight-line basis over the term of the leases and maintains an allowance for estimated losses that may result from the inability of its tenants to make required payments. If tenants fail to make contractual lease payments that are greater than the Company's allowance for doubtful accounts, security deposits and letters of credit, then the Company may have to recognize additional doubtful account charges in future periods. The Company monitors the liquidity and creditworthiness of its tenants on an ongoing basis by reviewing their financial condition periodically as appropriate. Each period the Company reviews its outstanding accounts receivable, including straight-line rents, for doubtful accounts and provides allowances as needed. The Company also records lease termination fees when a tenant has executed a definitive termination agreement with the Company and the payment of the termination fee is not subject to any conditions that must be met or waived before the fee is due to the Company. If a tenant remains in the leased space following the execution of a definitive termination agreement, the applicable termination will be deferred and recognized over the term of such tenant's occupancy. Tenant expense reimbursement income includes payments and amounts due from tenants pursuant to their leases for real estate taxes, insurance and other recoverable property operating expenses and is recognized as revenues during the same period the related expenses are incurred.

As of December 31, 2024 and 2023, approximately $62.9 million and $56.1 million, respectively, of straight-line rent and accounts receivable, net of allowances of approximately $3.4 million and $1.2 million as of December 31, 2024 and 2023, respectively, were included as a component of other assets in the accompanying consolidated balance sheets.

Deferred Financing Costs. Costs incurred in connection with financings are capitalized and amortized to interest expense using the effective interest method over the term of the related loan. Deferred financing costs associated with the Company's revolving credit facility are classified as an asset, as a component of other assets in the accompanying consolidated balance sheets, and deferred financing costs associated with debt liabilities are reported as a direct deduction from the carrying amount of the debt liability in the accompanying consolidated balance sheets. Deferred financing costs related to the revolving credit facility and debt liabilities are carried at cost, net of deferred financing costs and net of accumulated amortization in the aggregate of approximately $15.2 million and $13.5 million as of December 31, 2024 and 2023, respectively.

Mortgage Fair Value Adjustment. Mortgage fair value adjustment represents the excess of the principal debt assumed over the fair value of debt assumed in connection with property acquisitions. The adjustment is being amortized to interest expense over the term of the related debt instrument using the effective interest method. As of December 31, 2024, the net unamortized fair value mortgage adjustment was approximately

$3.6 million and were included as a component of mortgage loans payable in the accompanying consolidated balance sheets.

Income Taxes. The Company elected to be taxed as a REIT under the Code and operates as such beginning with its taxable year ended December 31, 2010. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its annual REIT taxable income to its stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to federal income tax to the extent it distributes qualifying dividends to its stockholders. If it fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the IRS grants it relief under certain statutory provisions. Such an event could materially adversely affect the Company's net income and net cash available for distribution to stockholders. However, the Company believes it is organized and operates in such a manner as to qualify for treatment as a REIT.

ASC 740-10, *Income Taxes* ("ASC 740-10")*,* provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740-10 requires the evaluation of tax positions taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold are recorded as a tax expense in the current year. As of December 31, 2024 and 2023, the Company did not have any unrecognized tax benefits and does not believe that there will be any material changes in unrecognized tax positions over the next 12 months. The Company's tax returns are subject to examination by federal, state and local tax jurisdictions, which as of December 31, 2024, include years 2020 to 2023 for federal purposes.

Stock-Based Compensation and Other Long-Term Incentive Compensation. The Company follows the provisions of ASC 718, *Compensation-Stock Compensation,* to account for its stock-based compensation plan, which requires that the compensation cost relating to stock-based payment transactions be recognized in the financial statements and that the cost be measured on the fair value of the equity or liability instruments issued. The Company's 2019 Equity Incentive Plan (the "2019 Plan") provides for the grant of restricted stock awards, performance share awards, unrestricted shares or any combination of the foregoing. Stock-based compensation is recognized as a general and administrative expense in the accompanying consolidated statements of operations and measured at the fair value of the award on the date of grant. The Company estimates the forfeiture rate based on historical experience as well as expected behavior. The amount of the expense may be subject to adjustment in future periods depending on the specific characteristics of the stock-based award.

In addition, the Company has awarded long-term incentive target awards (the "Performance Share awards") under its Amended and Restated Long-Term Incentive Plan (as amended and restated, the "Amended LTIP"), which the Company amended and restated on January 8, 2019, to its executives that may be payable in shares of the Company's common stock after the conclusion of each pre-established performance measurement period, which is generally three years. The amount that may be earned is variable depending on the relative total shareholder return of the Company's common stock as compared to the total shareholder return of the MSCI U.S. REIT Index (RMS) and the FTSE Nareit Equity Industrial Index over the pre-established performance measurement period. Under the Amended LTIP, each participant's Performance Share award granted will be expressed as a number of shares of common stock and settled in shares of common stock. The grant date fair value of the Performance Share awards will be determined using a Monte Carlo simulation model on the date of grant and recognized on a straight-line basis over the performance period.

Fair Value of Financial Instruments. ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820") (See "Note 8 - Fair Value Measurements"), defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also provides guidance for using fair value to measure financial assets and liabilities. ASC 820 requires disclosure of the level within the fair value hierarchy in which the fair value measurements fall, including measurements using quoted prices in active markets for identical assets or liabilities (Level 1), quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active (Level 2), and significant valuation assumptions that are not readily observable in the market (Level 3).

Segment Disclosure. ASC 280, *Segment Reporting*, establishes standards for reporting financial and descriptive information about an enterprise's reportable segments. The Company has determined that it has one reportable segment, with activities related to investing in real estate. The Company acquires, owns and operates industrial real estate in six major coastal U.S. markets. The Company invests in several types of industrial real estate, including warehouse/distribution, flex, transshipment, and improved land. The Company's assets engage in leasing activities that generate revenues and incur operating expenses. Lease terms typically range from three to ten years. As each of the Company's assets has similar economic characteristics, the assets have been aggregated into one reportable segment.

The accounting policies for the reportable segment are the same as those described above. The Chief Operating Decision Maker ("CODM") assesses segment performance and decides how to allocate resources based on net income, which is reported on the Consolidated Statements of Operations. The measure of segment assets is reported on the Consolidated Balance Sheets as total assets.

The CODM is the CEO and President. The CODM reviews net income on an individual asset level and on a consolidated level. The CODM uses this information to monitor budget versus actual results, to evaluate returns on assets and to determine how to reinvest profits.

The revenue, costs and expenses, and net income for the reportable segment are the same as those presented on the Consolidated Statements of Operations.

New Accounting Standards. In November 2023, the Financial Accounting Standards Board issued ASU 2023-07, *Segment Reporting (Topics 280): Improvements to Reportable Segment Disclosures* ("ASU 2023-07"). ASU 2023-07 improves current segment disclosures and requires additional disclosures of segment expenses. The Company adopted the provisions of ASU 2023-07 as of December 31, 2024 which did not materially impact the Company's consolidated financial statements, and the required segment disclosures are included above.

Note 3. Concentration of Credit Risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents. The Company may maintain deposits in federally insured financial institutions in excess of federally insured limits. However, the Company's management believes the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

As of December 31, 2024, the Company owned 65 buildings aggregating approximately 3.8 million square feet and 13 improved land parcels consisting of approximately 62.3 acres located in New York City/Northern New Jersey, which accounted for a combined percentage of approximately 27.9% of its annualized base rent. Such annualized base rent is based on contractual monthly base rent per the leases, for all buildings and improved land parcels, excluding any partial or full rent abatements as of December 31, 2024, multiplied by 12.

Other real estate companies compete with the Company in its real estate markets. This results in competition for tenants to occupy space. The existence of competing properties could have a material impact on the Company's ability to lease space and on the level of rent that can be achieved. The Company had no tenant that accounted for greater than 10% of the Company's annualized base rent for the years ended 2024, 2023 and 2022.

Note 4. Investments in Real Estate

During the year ended December 31, 2024, the Company acquired eight industrial properties and one portfolio of industrial properties. This included the assumption of a mortgage loan with a total contractual principal amount of approximately $72.9 million which bears interest at a contractual fixed interest rate of 3.9% and matures in March 2028. Upon acquisition, this mortgage loan was recorded at fair value in the amount of $69.2 million using an effective interest rate of 5.6%. The unamortized fair value adjustment was approximately $3.6 million as of December 31, 2024. The mortgage loan payable is secured by a property and requires a monthly interest payment until maturity and is generally non-recourse. The total aggregate initial investment, including acquisition costs, was approximately $937.9 million, of which $523.2 million was recorded to land, $356.3 million to buildings and improvements, and $58.4 million to intangible assets. Additionally, the Company assumed $54.3 million in liabilities.

The following table sets forth the wholly-owned industrial properties the Company acquired during the year ended December 31, 2024:

Property Name	Location	Acquisition Date	Number of Buildings	Square Feet	Purchase Price (in thousands) [1]
13045 SE 32nd Street	Bellevue, WA	January 5, 2024	1	16,000	$ 6,500
181 Lombardy	Brooklyn, NY	March 22, 2024	1	24,000	12,000
Fleet	Alexandria, VA	April 15, 2024	4	357,000	84,300
Multi-market portfolio of industrial properties [3]	Various	May 2, 2024	28	1,237,600	364,500
3000 V Street NE	Washington, D.C.	August 1, 2024	1	26,000	7,600
48-29 31st Pl	Queens, NY	December 5, 2024	1	17,000	7,600
280 Richards Street [2]	Brooklyn, NY	December 11, 2024	1	312,000	156,300
Doral Air Logistics	Doral, FL	December 27, 2024	3	495,000	195,600
49-15 Maspeth Avenue	Queens, NY	December 27, 2024	1	33,000	50,100
Total/Weighted Average			41	2,517,600	$884,500

[1] Excludes intangible liabilities and unamortized mortgage fair value adjustments, if any. The total aggregate initial investment was approximately $937.9 million, including $11.2 million in capitalized closing costs and acquisition costs and $49.5 million in assumed intangible liabilities, $3.7 million in assumed unamortized fair value adjustment and $3.6 million in other credits related to near term capital expenditures, free rent and tenant improvements at multiple properties.

[2] 280 Richards Street is encumbered by a mortgage loan payable with a total contractual principal amount of approximately $72.9 million which bears interest at a contractual fixed interest rate of 3.9% and matures in March 2028. The mortgage was assumed in an acquisition and was recorded at fair value in the amount of $69.2 million using an effective interest rate of 5.6%. The unamortized fair value adjustment as of December 31, 2024 was approximately $3.6 million.

[3] Includes 28 properties, including 12 buildings located in New York City aggregating approximately 481,500 square feet, 6 buildings located in Northern New Jersey aggregating approximately 343,200 square feet, 3 buildings located in the San Francisco Bay Area aggregating approximately 237,900 square feet and 7 buildings located in Los Angeles aggregating approximately 175,000 square feet.

The Company recorded revenues and net income for the year ended December 31, 2024 of approximately $26.0 million and $8.2 million, respectively, related to the 2024 acquisitions.

During the year ended December 31, 2023, the Company acquired seven industrial properties with a total initial investment, including acquisition costs, of approximately $512.5 million, of which $325.8 million was recorded to land, $156.6 million to buildings and improvements, and $30.1 million to intangible assets. Additionally, the Company assumed $46.3 million in liabilities.

The following table sets forth the wholly-owned industrial properties the Company acquired during the year ended December 31, 2023:

Property Name	Location	Acquisition Date	Number of Buildings	Square Feet	Improved Land Acreage	Purchase Price (in thousands) [1]
Countyline Phase IV [2]	Hialeah, FL	February 23, 2023	—	—	121.0	$173,600
9th Street	Long Island City, NY	March 6, 2023	1	45,000	—	23,000
Morton	Newark, CA	March 30, 2023	4	603,000	—	186,000
25th Place NE	Washington DC	May 23, 2023	1	33,000	—	13,400
East Garry Avenue [3]	Santa Ana, CA	September 6, 2023	—	—	4.9	14,800
Santa Fe	Redondo Beach, CA	October 10, 2023	2	112,000	—	45,700
Van Dyke	Red Hook, Brooklyn, NY	October 11, 2023	1	96,000	—	27,500
Total/Weighted Average			9	889,000	125.9	$484,000

[1] Excludes intangible liabilities. The total aggregate initial investment was approximately $512.5 million, including $6.1 million in capitalized closing costs and acquisition costs and $42.9 million in assumed intangible liabilities and $20.5 million in other credits related to near term capital expenditures, free rent and tenant improvements at various properties.

[2] Countyline Phase IV is a 121-acre project entitled for 2.2 million square feet of industrial distribution buildings located in Miami's Countyline Corporate Park ("Countyline"), immediately adjacent to the Company's seven buildings within Countyline. Countyline Phase IV, a landfill redevelopment adjacent to Florida's Turnpike and the southern terminus of I-75, is expected to contain ten LEED-certified industrial distribution buildings at completion.

[3] East Garry Avenue is a 4.9-acre property that was placed into redevelopment upon acquisition. The property is expected to contain one approximately 92,000 square foot LEED-certified industrial distribution building at completion.

The Company recorded revenues and net income for the year ended December 31, 2023 of approximately $14.8 million and $4.9 million, respectively, related to the 2023 acquisitions.

The above assets and liabilities were recorded at fair value, which uses Level 3 inputs. The properties were acquired from unrelated third parties using existing cash on hand, proceeds from property sales, the issuance of common stock and borrowings on the revolving credit facility.

As of December 31, 2024, the Company had six properties under development or redevelopment that, upon completion, will consist of nine buildings aggregating approximately 0.9 million square feet. Additionally, the Company owned approximately 22.4 acres of land for future development that, upon completion, will consist of two buildings aggregating approximately 0.4 million square feet. The following table summarizes certain information with respect to the properties under development or redevelopment and the land for future development as of December 31, 2024:

Property Name	Location	Total Expected Investment (in thousands) [1] (unaudited)	Estimated Post-Development Square Feet
Properties under development or redevelopment:			
Countyline Phase IV [2]			
Countyline Building 32	Hialeah, FL	$ 40,100	164,300
Countyline Building 33	Hialeah, FL	39,000	158,000
Countyline Building 34	Hialeah, FL	55,900	219,900
Paterson Plank III	Carlstadt, NJ	35,200	47,300
East Garry Avenue	Santa Ana, CA	41,000	91,500
139th Street [3]	Gardena, CA	104,600	223,000
Total		$315,800	904,000
Land entitled for future development:			
Countyline Phase IV [2]			
Countyline Phase IV Land	Hialeah, FL	117,100	433,200
Total		$117,100	433,200

[1]   Excludes below-market lease adjustments recorded at acquisition. Total expected investment for the properties include the initial purchase price, buyer's due diligence and closing costs, estimated near-term redevelopment expenditures, capitalized interest and leasing costs necessary to achieve stabilization.

[2]   Collectively, "Countyline Phase IV", a 121-acre project entitled for 2.2 million square feet of industrial distribution buildings located in Countyline, immediately adjacent to the Company's seven buildings within Countyline. Countyline Phase IV, a landfill redevelopment adjacent to Florida's Turnpike and the southern terminus of I-75, is expected to contain ten LEED-certified industrial distribution buildings at completion.

[3]   This redevelopment property was initially acquired in 2017 for a total initial investment, including closing costs and acquisition costs, of approximately $39.9 million. The property was in the operating portfolio until January 2024 when redevelopment commenced. The amount spent to date includes the total initial investment and capital expenditures incurred prior to redevelopment and excludes accumulated depreciation recorded since acquisition. The Company expects a total incremental investment of approximately $64.0 million.

During 2024, the Company completed development or redevelopment of six properties. The following table summarizes certain information with respect to the completed development or redevelopment properties as of December 31, 2024:

Property Name	Location	Total Expected Investment (in thousands) [1] (unaudited)	Post-Development Square Feet	Post-Development Acreage	Completion Quarter
Countyline Building 31	Hialeah, FL	$ 42,100	161,787	—	Q4 2024
Countyline Building 38	Hialeah, FL	88,500	506,215	—	Q2 2024
Countyline Building 39	Hialeah, FL	43,800	178,201	—	Q3 2024
Countyline Building 40	Hialeah, FL	43,800	186,107	—	Q2 2024
147th Street	Hawthorne, CA	15,600	31,378	—	Q4 2024
Maple III	Rancho Dominguez, CA	28,300	—	2.8	Q4 2024
Total/Weighted Average		$262,100	1,063,688	2.8	

[1] Total investment for the properties includes the initial purchase price, buyer's due diligence and closing costs, redevelopment expenditures, capitalized interest and leasing costs necessary to achieve stabilization.

The Company capitalized interest associated with development, redevelopment and expansion activities of approximately $11.0 million, $8.5 million and $2.6 million during the years ended December 31, 2024, 2023 and 2022, respectively.

Note 5. Held for Sale/Disposed Assets

As of December 31, 2024, the Company had entered into an agreement with a third-party purchaser to sell one building located in the San Francisco Bay Area market for a sales price of approximately $16.9 million (net book value of approximately $6.3 million). The sale of the property was subject to various closing conditions.

During the year ended December 31, 2024, the Company sold four properties for a total aggregate sales price of approximately $74.4 million, resulting in a total aggregate gain of approximately $45.4 million. The following table sets forth the markets in which the industrial properties were sold during 2024:

Market	Number of Properties	Total Sales Price	Total Gain
New York City/Northern New Jersey	1	$29,800	$17,200
Miami	1	20,600	14,500
San Francisco Bay Area	1	13,000	8,000
Seattle	1	11,000	5,700
Total	4	$74,400	$45,400

During the year ended December 31, 2023, the Company sold four properties for a total aggregate sales price of approximately $77.1 million, resulting in a total aggregate gain of approximately $38.2 million. The following table sets forth the markets in which the industrial properties were sold during 2023:

Market	Number of Properties	Total Sales Price	Total Gain
New York City/Northern New Jersey	2	$43,200	$21,900
Los Angeles	1	15,900	6,600
Washington, D.C.	1	18,000	9,700
Total	4	$77,100	$38,200

During the year ended December 31, 2022, the Company sold four properties for a total aggregate sales price of approximately $168.3 million, resulting in a total aggregate gain of approximately $112.2 million. The following table sets forth the markets in which the industrial properties were sold during 2022:

Market	Number of Properties	Total Sales Price	Total Gain
New York City/Northern New Jersey	3	$159,700	$107,100
Seattle	1	8,600	5,100
Total	4	$168,300	$112,200

Note 6. Debt

The following table summarizes the components of the Company's indebtedness as of December 31, 2024 and 2023 (dollars in thousands):

	December 31, 2024	December 31, 2023	Margin Above SOFR	Interest Rate [1]	Contractual Maturity Date
Unsecured Debt:					
Credit Facility	$ 82,000	$ —	1.1% [2]	5.4%	1/15/2029
5-Year Term Loan	100,000	100,000	1.3% [2]	5.6%	1/15/2027
5-Year Term Loan	100,000	100,000	1.3% [2]	5.8%	1/15/2028
$100M 7-Year Unsecured [3,4]	—	100,000	n/a	3.8%	7/14/2024
$50M 10-Year Unsecured [3]	50,000	50,000	n/a	4.0%	7/7/2026
$50M 12-Year Unsecured [3]	50,000	50,000	n/a	4.7%	10/31/2027
$100M 7-Year Unsecured [3]	100,000	100,000	n/a	2.4%	7/15/2028
$100M 10-Year Unsecured [3]	100,000	100,000	n/a	3.1%	12/3/2029
$125M 9-Year Unsecured [3]	125,000	125,000	n/a	2.4%	8/17/2030
$50M 10-Year Unsecured [3]	50,000	50,000	n/a	2.8%	7/15/2031
Total Unsecured Debt	757,000	775,000			
Secured Debt:					
280 Richards Street	72,879	—	n/a	3.9%	3/1/2028
Total Secured Debt	72,879	—			
Total Unsecured and Secured Debt	829,879	775,000			
Less: Unamortized fair value adjustment and debt issuance costs	(6,442)	(3,437)			
Total	$823,437	$771,563			

[1] Reflects the contractual interest rate under the terms of each loan as of December 31, 2024. Excludes the effects of unamortized debt issuance costs.

[2] The interest rates on these loans are comprised of the Secured Overnight Financing Rate ("SOFR") plus a SOFR margin. The SOFR margins will range from 1.10% to 1.55% (1.10% as of December 31, 2024) for the revolving credit facility and 1.25% to 1.75% (1.25% as of December 31, 2024) for the term loans, depending on the ratio of the Company's outstanding consolidated indebtedness to the value of the Company's consolidated gross asset value and includes a 10 basis points SOFR credit adjustment.

[3] Collectively, the "Senior Unsecured Notes".

[4] In July 2024, the Company repaid the $100.0 million tranche of its 7-year Senior Unsecured Notes using existing cash on hand. The notes bore interest at 3.8% and had an original maturity date of July 14, 2024.

On September 24, 2024, the Company entered into the Third Amendment to the Sixth Amended and Restated Senior Credit Agreement (as amended, the "Amended Facility") in order to, among other things, (i) increase the borrowing capacity of the revolving credit facility by $200.0 million to $600.0 million and (ii) extend the maturity date of the revolving credit facility from August 2025 to January 2029. The Amended Facility consists of a $600.0 million revolving credit facility that matures in January 2029, a $100.0 million term loan that matures in January 2027 and a $100.0 million term loan that matures in January 2028. As of December 31, 2024, there were $82.0 million of borrowings outstanding on the revolving credit facility and $200.0 million of borrowings outstanding on the term loans. As of December 31, 2023, there were no borrowings outstanding on the revolving credit facility and $200.0 million of borrowings outstanding on the term loans.

The aggregate amount of the Amended Facility may be increased by up to an additional $450.0 million to a maximum aggregate amount not to exceed $1.25 billion, subject to the approval of the administrative agent and the identification of lenders willing to make available additional amounts. Outstanding borrowings under the Amended Facility are limited to the lesser of (i) the sum of the $600.0 million revolving credit facility, the $100.0 million term loan maturing in January 2027 and the $100.0 million term loan maturing in January 2028, or (ii) 60.0% of the value of the unencumbered properties. Interest on the Amended Facility, including the term loans, is generally to be paid based upon, at the Company's option, either (i) SOFR plus the applicable SOFR margin or (ii) the applicable base rate, which is the greatest of the administrative agent's prime rate, 0.50% above the federal funds effective rate, thirty-day SOFR plus the applicable SOFR margin for SOFR rate loans under the Amended Facility plus 1.25%, or 1.25% per annum. The applicable SOFR margin will range from 1.10% to 1.55% (1.10% as of December 31, 2024) for the revolving credit facility and 1.25% to 1.75% (1.25% as of December 31, 2024) for the term loans, depending on the ratio of the Company's outstanding consolidated indebtedness to the value of the Company's consolidated gross asset value and includes a 10 basis points SOFR credit adjustment. The Amended Facility requires quarterly payments of an annual facility fee in an amount ranging from 0.15% to 0.30%, depending on the ratio of the Company's outstanding consolidated indebtedness to the value of the Company's consolidated gross asset value.

The Amended Facility and the Senior Unsecured Notes are guaranteed by the Company and by substantially all of the current and to-be-formed subsidiaries of the Company that own an unencumbered property. The Amended Facility and the Senior Unsecured Notes are not secured by the Company's properties or by interests in the subsidiaries that hold such properties. The Amended Facility and the Senior Unsecured Notes include a series of financial and other covenants with which the Company must comply. The Company was in compliance with the covenants under the Amended Facility and the Senior Unsecured Notes as of December 31, 2024 and 2023.

As of December 31, 2024, the Company had one mortgage loan payable totaling approximately $69.1 million, net of deferred financing costs of $0.2 million and unamortized fair value adjustment of approximately $3.6 million, which bore interest at a weighted average fixed annual rate of 3.9%. The mortgage loan payable is collateralized by one property, is non-recourse and requires monthly interest payments until it matures in March 2028. As of December 31, 2024 the total gross book value of the property securing the debt was approximately $179.3 million. As of December 31, 2023, the Company had no mortgage loans.

The scheduled principal payments of the Company's debt as of December 31, 2024 were as follows (dollars in thousands):

	Credit Facility	Term Loan	Senior Unsecured Notes	Mortgage Loan Payable	Total Debt
2025	$ —	$ —	$ —	$ —	$ —
2026	—	—	50,000	—	50,000
2027	—	100,000	50,000	—	150,000
2028	—	100,000	100,000	72,879	272,879
2029	82,000	—	100,000	—	182,000
Thereafter	—	—	175,000	—	175,000
Subtotal	82,000	200,000	475,000	72,879	829,879
Unamortized fair value adjustment	—	—	—	(3,590)	(3,590)
Total Debt	82,000	200,000	475,000	69,289	826,289
Deferred financing costs, net	—	(620)	(2,047)	(185)	(2,852)
Total Debt, net	$82,000	$199,380	$472,953	$69,104	$823,437
Weighted average interest rate	5.4%	5.7%	3.0%	3.9%	4.0%

Note 7. Leasing

The following is a schedule of minimum future cash rentals on tenant operating leases in effect as of December 31, 2024. The schedule does not reflect future rental revenues from the renewal or replacement of existing leases and excludes property operating expense reimbursements (dollars in thousands):

2025	$ 314,663
2026	284,612
2027	230,841
2028	176,657
2029	130,700
Thereafter	350,450
Total	$1,487,923

Note 8. Fair Value Measurements

ASC 820 requires disclosure of the level within the fair value hierarchy in which the fair value measurements fall, including measurements using quoted prices in active markets for identical assets or liabilities (Level 1), quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active (Level 2), and significant valuation assumptions that are not readily observable in the market (Level 3).

Financial Instruments Disclosed at Fair Value. As of December 31, 2024 and 2023, the fair values of cash and cash equivalents, accounts receivable and accounts payable approximated their carrying values because of the short-term nature of these investments or liabilities based on Level 1 inputs. The fair values of the Company's mortgage loan and Senior Unsecured Notes were estimated by calculating the present value of principal and interest payments, based on borrowing rates available to the Company, which are Level 2 inputs, adjusted with a credit spread, as applicable, and assuming the loans are outstanding through maturity. The fair value of the Company's Amended Facility approximated its carrying value because the variable interest rates approximate market borrowing rates available to the Company, which are Level 2 inputs.

The following table sets forth the carrying value and the estimated fair value of the Company's debt as of December 31, 2024 and 2023 (dollars in thousands):

		Fair Value Measurement Using			
	Total Fair Value	**Quoted Price in Active Markets for Identical Assets and Liabilities (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Carrying Value**
Liabilities					
Debt at:					
December 31, 2024	$773,456	$—	$773,456	$—	$823,437
December 31, 2023	$721,269	$—	$721,269	$—	$771,563

Note 9. Stockholders' Equity

The Company's authorized capital stock consists of 400,000,000 shares of common stock, $0.01 par value per share, and 100,000,000 shares of preferred stock, $0.01 par value per share. The Company has an at-the-market equity offering program (the "$500 Million ATM Program") pursuant to which the Company may issue and sell shares of its common stock having an aggregate offering price of up to $500.0 million (approximately $438.3 million remaining as of December 31, 2024) in amounts and at times to be determined by the Company from time to time. Prior to the implementation of the $500 Million ATM Program, the Company had two previous at-the-market equity offering programs (the "Previous $500 Million ATM Program" and the "$300 Million ATM Program"), which were substantially utilized as of August 27, 2024 and September 5, 2023, respectively, and are no longer active. Actual sales under the $500 Million ATM Program, if any, will depend on a variety of factors to be determined by the Company from time to time, including, among others, market conditions, the trading price of the Company's common stock, determinations by the Company of the appropriate sources of funding for the Company and potential uses of funding available to the Company. During the year ended December 31, 2024, the Company issued an aggregate of 5,329,544 shares of common stock at a weighted average offering price of $66.62 per share under the $500 Million ATM Program and the Previous $500 Million ATM Program, resulting in net proceeds of approximately $349.9 million and paying total compensation to the applicable sales agents of approximately $5.1 million. During the year ended December 31, 2023, the Company issued an aggregate of 5,152,279 shares of common stock at a weighted average offering price of $61.15 per share under the Previous $500 Million ATM Program and the $300 Million ATM Program, resulting in net proceeds of approximately $310.5 million and paying total compensation to the applicable sales agents of approximately $4.6 million. During the year ended December 31, 2022, the Company issued an aggregate of 1,286,125 shares of common stock at a weighted average offering price of $61.31 per share under the $300 Million ATM Program, resulting in net proceeds of approximately $77.7 million, and paying total compensation to the applicable sales agents of approximately $1.1 million.

On March 27, 2024, the Company completed a public offering of 6,325,000 shares of common stock at a price per share of $62.00, which included the underwriters' full exercise of their option to purchase an additional 825,000 shares. The net proceeds of the offering were approximately $387.1 million after deducting the underwriting discount and offering costs of approximately $5.0 million. The Company used the net proceeds for acquisitions.

On February 13, 2023, the Company completed a public offering of 5,750,000 shares of common stock at a price per share of $62.50, which included the underwriters' full exercise of their option to purchase an additional 750,000 shares. The net proceeds of the offering were approximately $355.9 million after deducting the underwriting discount and offering costs of approximately $3.5 million. The Company used the net proceeds for acquisitions.

In connection with the Annual Meeting of Stockholders on May 7, 2024, the Company granted a total of 11,385 unrestricted shares of the Company's common stock to its independent directors under the 2019 Plan with a grant date fair value per share of $54.90. The grant date fair value of the common stock was determined using the closing price of the Company's common stock on the date of the grant. The Company recognized approximately $0.6 million in compensation costs for the year ended December 31, 2024 related to this issuance.

The Company has a share repurchase program authorizing the Company to repurchase up to 3,000,000 shares of its outstanding common stock from time to time through December 31, 2026. Purchases made pursuant to the program will be made in either the open market or in privately negotiated transactions as permitted by federal securities laws and other legal requirements. The timing, manner, price and amount of any repurchases will be determined by the Company in its discretion and will be subject to economic and market conditions, stock price, applicable legal requirements and other factors. The program may be suspended or discontinued at any time. As of December 31, 2024, the Company had not repurchased any shares of common stock pursuant to its share repurchase program.

The Company has a Non-Qualified Deferred Compensation Plan (the "Deferred Compensation Plan") maintained for the benefit of select employees and members of the Company's Board of Directors, in which certain of their cash and equity-based compensation may be deposited. Deferred Compensation Plan assets are held in a rabbi trust, which is subject to the claims of the Company's creditors in the event of bankruptcy or insolvency. The shares held in the Deferred Compensation Plan are classified within stockholders' equity in a manner similar to the manner in which treasury stock is classified. Subsequent changes in the fair value of the shares are not recognized. During the years ended December 31, 2024, 2023 and 2022, 0, 96,874 and 150,867 shares of common stock, respectively, were deposited into the Deferred Compensation Plan. During the years ended December 31, 2024, 2023 and 2022, 11,473, 5,876 and 8,929 shares of common stock, respectively, were withdrawn from the Deferred Compensation Plan.

As of December 31, 2024, there were 1,898,961 shares of common stock authorized for issuance as restricted stock grants, unrestricted stock awards or Performance Share awards under the 2019 Plan, of which 367,561 were remaining and available for issuance. The grant date fair value per share of restricted stock awards issued during the period from February 16, 2010 (commencement of operations) to December 31, 2024 ranged from $14.20 to $78.33. The fair value of the restricted stock that was granted during the year ended December 31, 2024 was approximately $8.8 million and the vesting period for the restricted stock is typically between three and five years. As of December 31, 2024, the Company had approximately $14.4 million of total unrecognized compensation costs related to restricted stock issuances, which is expected to be recognized over a remaining weighted average period of approximately 3.2 years. The Company recognized compensation costs of approximately $6.8 million, $6.3 million and $4.9 million for the years ended December 31, 2024, 2023 and 2022, respectively, related to the restricted stock issuances.

The following is a summary of the total restricted shares granted to the Company's executive officers and employees with the related weighted average grant date fair value share prices for the years ended December 31, 2024, 2023 and 2022:

Restricted Stock Activity:

	Shares	Weighted Average Grant Date Fair Value
Non-vested shares outstanding as of December 31, 2021	289,186	$55.90
Granted	136,903	66.35
Forfeited	(29,391)	59.69
Vested	(40,066)	56.06
Non-vested shares outstanding as of December 31, 2022	356,632	$59.58
Granted	132,574	61.58
Forfeited	(6,989)	66.95
Vested	(63,160)	53.64
Non-vested shares outstanding as of December 31, 2023	419,057	$60.99
Granted	138,380	63.48
Forfeited	(16,836)	66.98
Vested	(114,213)	55.39
Non-vested shares outstanding as of December 31, 2024	426,388	$63.06

The following is a vesting schedule of the total non-vested shares of restricted stock outstanding as of December 31, 2024:

Non-vested Shares Vesting Schedule	Number of Shares
2025	97,728
2026	79,848
2027	104,572
2028	73,070
2029	71,170
Thereafter	—
Total Non-vested Shares	426,388

Long-Term Incentive Plan:

As of December 31, 2024, there were three open performance measurement periods for the Performance Share awards: January 1, 2022 to December 31, 2024, January 1, 2023 to December 31, 2025, and January 1, 2024 to December 31, 2026. During the year ended December 31, 2024, the Company did not issue any shares of common stock related to the Performance Share awards for the performance period from January 1, 2022 to December 31, 2024.

The following table summarizes certain information with respect to the Performance Share awards granted on or after January 1, 2019 and includes the forfeiture of certain of the Performance Share awards during 2024 (dollars in thousands):

Performance Share Period	Fair Value on Date of Grant [1]	Expense for the Year Ended December 31,		
		2024	2023	2022
January 1, 2020—December 31, 2022	$ 4,882	$ —	$ —	$1,168
January 1, 2021—December 31, 2023	4,820	—	1,608	1,393
January 1, 2022—December 31, 2024	5,618	1,744	1,928	1,929
January 1, 2023—December 31, 2025	8,583	2,670	3,012	—
January 1, 2024—December 31, 2026	9,261	3,070	—	—
Total	$33,164	$7,484	$6,548	$4,490

[1] Reflects the fair value on date of grant for all performance shares outstanding at December 31, 2024.

Dividends:

The following tables set forth the cash dividends paid or payable per share during the years ended December 31, 2024 and 2023:

For the Three Months Ended	Security	Dividend per Share	Declaration Date	Record Date	Date Paid
March 31, 2024	Common Stock	$0.45	February 6, 2024	March 28, 2024	April 5, 2024
June 30, 2024	Common Stock	$0.45	May 7, 2024	June 28, 2024	July 12, 2024
September 30, 2024	Common Stock	$0.49	August 6, 2024	September 30, 2024	October 11, 2024
December 31, 2024	Common Stock	$0.49	November 5, 2024	December 13, 2024	January 7, 2025

For the Three Months Ended	Security	Dividend per Share	Declaration Date	Record Date	Date Paid
March 31, 2023	Common Stock	$0.40	February 7, 2023	March 31, 2023	April 6, 2023
June 30, 2023	Common Stock	$0.40	May 2, 2023	June 30, 2023	July 14, 2023
September 30, 2023	Common Stock	$0.45	August 1, 2023	September 29, 2023	October 13, 2023
December 31, 2023	Common Stock	$0.45	October 31, 2023	December 15, 2023	January 5, 2024

Note 10. Net Income (Loss) Per Share

Pursuant to ASC 260-10-45, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities*, unvested share-based payment awards that contain non-forfeitable rights to dividends are participating securities and are included in the computation of earnings per share pursuant to the two-class method. The two-class method of computing earnings per share allocates earnings per share for common stock and any participating securities according to dividends declared (whether paid or unpaid) and participation rights in undistributed earnings. Under the two-class method, earnings per common share are computed by dividing the sum of distributed earnings to common stockholders and undistributed earnings allocated to common stockholders by the weighted average number of common shares outstanding for the period. The Company's non-vested shares of restricted stock are considered participating securities since these share-based awards contain non-forfeitable rights to dividends irrespective of whether the awards ultimately vest or expire. The Company had no antidilutive securities or dilutive restricted stock awards outstanding for the three months and years ended December 31, 2024, 2023, and 2022.

In accordance with the Company's policies of determining whether instruments granted in share-based payment transactions are participating securities and accounting for earnings per share, the net income (loss) per common share is adjusted for earnings distributed through declared dividends (if any) and allocated to all participating securities (weighted average common shares outstanding and unvested restricted shares outstanding) under the two-class method. Under this method, allocations were made 429,748, 393,059 and 322,866 of weighted average unvested restricted shares outstanding for the years ended December 31, 2024, 2023 and 2022, respectively.

Performance Share awards which may be payable in shares of the Company's common stock after the conclusion of each pre-established performance measurement period are included as contingently issuable shares in the calculation of diluted weighted average common shares of stock outstanding assuming the reporting period is the end of the measurement period, and the effect is dilutive. Diluted shares related to the Performance Share awards were 317,588, 202,071 and 88,373 for the years ended December 31, 2024, 2023 and 2022, respectively.

Note 11. Commitments and Contingencies

Litigation. The Company is not involved in any material litigation nor, to its knowledge, is any material litigation threatened against it. In the normal course of business, from time to time, the Company may be involved in legal actions relating to the ownership and operations of its properties. Management does not expect that the liabilities, if any, that may ultimately result from such legal actions will have a material effect on the consolidated financial position, results of operations or cash flows of the Company.

Contractual Commitments. As of February 4, 2025, the Company did not have any outstanding contracts or non-binding letters of intent to acquire industrial properties.

Note 12. Subsequent Events

On January 7, 2025, the Company sold one industrial property in Union City, CA, which was held for sale as of December 31, 2024, for a total sales price of approximately $16.9 million (net book value of approximately $6.3 million).

On January 16, 2025, the Company sold one industrial property in South San Francisco, CA for a total sales price of approximately $8.0 million (net book value of approximately $6.0 million).

On February 4, 2025, the Company's board of directors declared a cash dividend in the amount of $0.49 per share of its common stock payable on April 4, 2025 to the stockholders of record as of the close of business on March 27, 2025.

Terreno Realty Corporation

Schedule III
Real Estate Investments and Accumulated Depreciation
As of December 31, 2024
(in thousands)

Property Name	No. of Bldgs.	Location	Encumbrances	Initial Cost to Company		Costs Capitalized Subsequent to Acquisition	Gross Amount Carried at December 31, 2024			Accumulated Depreciation	Year Acquired	Year Constructed
				Land	Buildings & Improvements		Land	Buildings & Improvements	Total			
Los Angeles												
104th Street	1	Los Angeles, CA	$—	$ 3,701	$ 976	$ 175	$ 3,701	$ 1,151	$ 4,852	$ 215	2017	1951
5401 West 104th St	1	Los Angeles, CA	—	15,721	1,463	164	15,721	1,627	17,348	99	2022	1951
139th Street	—	Carson, CA	—	—	15,783	340	—	16,123	16,123	9,150	2017	1965/2003
630 Glasgow	1	Inglewood, CA	—	2,245	1,855	846	2,245	2,701	4,946	1,044	2011	1988
747 Glasgow	1	Inglewood, CA	—	1,759	1,555	475	1,759	2,030	3,789	765	2014	1981
1150 & 1250 W. Trenton Ave	2	Orange, CA	—	7,491	2,488	—	7,491	2,488	9,979	237	2021	1980 & 1971
13020 & 13030 Cerise	2	Hawthorne, CA	—	6,986	1,371	2,002	6,986	3,373	10,359	240	2021	1956 & 1958
13025 Cerise	1	Hawthorne, CA	—	6,864	1,330	103	6,864	1,433	8,297	125	2021	1955
1201 Foothill Boulevard	1	Azusa, CA	—	3,091	941	1	3,091	942	4,033	17	2024	1987
1335 Foothill Boulevard	1	Azusa, CA	—	3,368	2,774	139	3,368	2,913	6,281	46	2024	1987
1355-1365 Foothill Boulevard	1	Azusa, CA	—	5,145	2,729	151	5,145	2,880	8,025	47	2024	1987
16009-16019 Foothill Boulevard	1	Irwindale, CA	—	4,983	2,512	59	4,983	2,571	7,554	43	2024	1985
16033-16037 Foothill Boulevard	1	Irwindale, CA	—	4,075	2,567	59	4,075	2,626	6,701	44	2024	1985
16057-16059 Foothill Boulevard	1	Irwindale, CA	—	3,982	2,297	59	3,982	2,356	6,338	39	2024	1985
14611 Broadway	1	Gardena, CA	—	4,757	1,243	1,612	4,757	2,855	7,612	1,595	2013	1962
4857 W 147th St	1	Hawthorne, CA	—	6,185	8,817	846	6,185	9,663	15,848	31	2022	1967
3660 Fee Ana	—	Anaheim, CA	—	14,213	1,147	1,211	14,213	2,358	16,571	236	2022	1966/1993
19601 Hamilton	1	Torrance, CA	—	7,409	4,072	1,882	7,409	5,954	13,363	2,394	2011	1985
735-751 Todd Avenue	1	Azusa, CA	—	6,176	1,478	76	6,176	1,554	7,730	25	2024	1987
8320-8400 Isis Avenue	1	Los Angeles, CA	—	14,963	3,429	230	14,963	3,659	18,622	264	2022	1979
332 Hindry Avenue	1	Inglewood, CA	—	6,977	2,800	412	6,977	3,212	10,189	227	2022	1983
709 Hindry	1	Inglewood, CA	—	2,105	2,972	663	2,105	3,635	5,740	872	2016	1984
Acacia	1	Compton, CA	—	5,143	1,985	511	5,143	2,496	7,639	633	2017	1972
Anderson	5	Los Angeles, CA	—	17,095	1,271	5,330	17,095	6,601	23,696	1,009	2019	1912-1987
Aviation	—	Inglewood, CA	—	9,544	498	1,685	9,544	2,183	11,727	292	2020	2013
Ceres Ave	2	Los Angeles, CA	—	4,825	2,833	107	4,825	2,940	7,765	250	2021	2015
Dominguez	—	Los Angeles, CA	—	11,370	1,535	3,597	11,370	5,132	16,502	1,506	2017	
3091 East Coronado St	—	Anaheim, CA	—	7,140	464	239	7,140	703	7,843	109	2022	2017
Garfield	5	Commerce, CA	—	27,539	22,694	7,507	27,539	30,201	57,740	12,284	2012	2002
Gladwick	1	Rancho Dominguez, CA	—	11,636	5,998	341	11,636	6,339	17,975	932	2020	2009
Gramercy Place	1	Torrance, CA	—	4,846	1,503	455	4,846	1,958	6,804	270	2021	2015

Property Name	No. of Bldgs.	Location	Encumbrances	Initial Cost to Company		Costs Capitalized Subsequent to Acquisition	Gross Amount Carried at December 31, 2024			Accumulated Depreciation	Year Acquired	Year Constructed
				Land	Buildings & Improvements		Land	Buildings & Improvements	Total			
Hawthorne	8	Hawthorne, CA	—	17,226	10,069	3,103	17,226	13,172	30,398	2,987	2017	1952/1986
Las Hermanas	1	Compton, CA	—	3,330	751	888	3,330	1,639	4,969	811	2014	1970
Lynwood	3	Lynwood, CA	—	43,885	—	—	43,885	—	43,885	—	2017	1988
McLaren	1	Irvine, CA	—	7,459	668	—	7,459	668	8,127	96	2020	1982
Manhattan Beach	1	Redondo Beach, CA	—	7,874	5,641	1,936	7,874	7,577	15,451	2,593	2012	1963/1970
Maple	—	Rancho Dominguez, CA	—	9,371	607	745	9,371	1,352	10,723	336	2020	1978
Maple II	—	Rancho Dominguez, CA	—	14,102	183	495	14,102	678	14,780	273	2021	
Maple III	—	Rancho Dominguez, CA	—	24,728	1,637	2,016	24,728	3,653	28,381	4	2022	
Porter	1	Los Angeles, CA	—	3,791	399	85	3,791	484	4,275	47	2020	1911 & 1968
San Pedro	—	Gardena, CA	—	7,598	1,523	360	7,598	1,883	9,481	305	2021	
Santa Fe	2	Redondo Beach, CA	—	37,049	5,560	87	37,049	5,647	42,696	192	2023	1968
Shoemaker	—	Santa Fe Springs, CA	—	4,759	1,099	281	4,759	1,380	6,139	355	2018	1986/1997
Slauson	—	Santa Fe Springs, CA	—	4,679	697	972	4,679	1,669	6,348	362	2019	1967/1973
19500 South Alameda St	—	Rancho Dominguez, CA	—	30,176	2,364	292	30,176	2,656	32,832	201	2022	1982/1985
South Main	2	Carson, CA	—	16,371	7,045	17,452	16,371	24,497	40,868	9,464	2012/2014	2016
South Main III	1	Gardena, CA	—	11,521	12,467	1,079	11,521	13,546	25,067	2,942	2017	2016
Telegraph Springs	2	Santa Fe Springs, CA	—	7,063	7,236	747	7,063	7,983	15,046	1,873	2017	2007
Vermont	1	Torrance, CA	—	10,173	7,105	1,338	10,173	8,443	18,616	1,563	2018	1978
Walnut II	1	Compton, CA	—	6,097	5,069	986	6,097	6,055	12,152	1,366	2018	1969
New York City/Northern New Jersey												
17 Madison	1	Fairfield, NJ	—	974	1,647	802	974	2,449	3,423	1,011	2013	1979
144-02 158th Street	1	Jamaica, Queens, NY	—	11,175	4,533	199	11,175	4,732	15,907	72	2024	1981
145-07 156th Street	1	Jamaica, Queens, NY	—	1,408	730	6	1,408	736	2,144	11	2024	1963
145-20 157th Street	1	Jamaica, Queens, NY	—	14,598	7,707	83	14,598	7,790	22,388	121	2024	1969
145-45 156th Street	1	Jamaica, Queens, NY	—	7,909	3,968	—	7,909	3,968	11,877	62	2024	1981
149-39 Guy R. Brewer Boulevard	1	Jamaica, Queens, NY	—	3,603	2,127	1	3,603	2,128	5,731	33	2024	1966
149-40 182nd Street	1	Jamaica, Queens, NY	—	4,066	1,450	10	4,066	1,460	5,526	23	2024	1989
154-09 146th Avenue	1	Jamaica, Queens, NY	—	9,478	1,782	19	9,478	1,801	11,279	29	2024	1994
156-15 146th Avenue	1	Jamaica, Queens, NY	—	1,675	226	93	1,675	319	1,994	7	2024	1983
179-02 150th Avenue	1	Jamaica, Queens, NY	—	17,837	8,625	9	17,837	8,634	26,471	135	2024	1970
179-15 149th Road	1	Jamaica, Queens, NY	—	3,894	1,382	1	3,894	1,383	5,277	22	2024	1969
182-09 149th Road	1	Jamaica, Queens, NY	—	10,350	4,042	30	10,350	4,072	14,422	64	2024	1982
182-17 150th Avenue	1	Jamaica, Queens, NY	—	25,274	2,841	275	25,274	3,116	28,390	48	2024	1984
181 Lombardy	1	Brooklyn, NY	—	9,124	2,986	435	9,124	3,421	12,545	64	2024	1940
195 Anderson Avenue	1	Moonachie, NJ	—	3,577	1,336	—	3,577	1,336	4,913	22	2024	1968
1C Terminal Way	1	Avenel, NJ	—	8,671	2,619	252	8,671	2,871	11,542	43	2024	1966
2AB Terminal Way	1	Avenel, NJ	—	11,778	10,531	17	11,778	10,548	22,326	168	2024	1970
2C Terminal Way	1	Avenel, NJ	—	6,466	5,208	10	6,466	5,218	11,684	83	2024	1966
22 Madison	1	Fairfield, NJ	—	1,365	1,607	1,209	1,365	2,816	4,181	799	2015	1979
280 Richards Street	1	Red Hook, Brooklyn, NY	72,879	86,446	79,653	—	86,446	79,653	166,099	83	2024	2021

Property Name	No. of Bldgs.	Location	Encumbrances	Initial Cost to Company		Costs Capitalized Subsequent to Acquisition	Gross Amount Carried at December 31, 2024			Accumulated Depreciation	Year Acquired	Year Constructed
				Land	Buildings & Improvements		Land	Buildings & Improvements	Total			
48th 3rd and 286 Central	1	Kearny, NJ	—	12,061	1,664	1,768	12,061	3,432	15,493	529	2019	1978/1983
48-29 31st Pl	1	Long Island City, Queens, NY	—	5,750	1,946	81	5,750	2,027	7,777	2	2024	1965
49-15 Maspeth Ave	1	Maspeth, Queens, NY	—	42,560	7,258	—	42,560	7,258	49,818	7	2024	1966
4AB Engelhard	1	Avenel, NJ	—	13,164	8,894	16	13,164	8,910	22,074	142	2024	1966
8AB Engelhard	1	Avenel, NJ	—	11,688	10,763	900	11,688	11,663	23,351	181	2024	1966
9th Street	1	Long Island City, NY	—	18,410	5,116	5,271	18,410	10,387	28,797	734	2023	1939
49th Street	1	Queens, NY	—	21,674	2,999	1,435	21,674	4,434	26,108	1,423	2019	1966
50 Kero	2	Carlstadt, NJ	—	10,343	3,876	4,558	10,343	8,434	18,777	2,268	2017	1970
51 Kero	—	Carlstadt, NJ	—	3,236	589	619	3,236	1,208	4,444	111	2019	1956-1966
74th North Bergen	1	North Bergen, NJ	—	2,933	1,817	1,204	2,933	3,021	5,954	1,032	2016	1973
81 N. Hackensack	—	Kearny, NJ	—	25,901	—	1,263	25,901	1,263	27,164	465	2019	
85 Doremus	—	Newark, NJ	—	5,918	513	26	5,918	539	6,457	122	2018	
87 Doremus	—	Newark, NJ	—	21,595	550	764	21,595	1,314	22,909	68	2022	N/A
127 Doremus	—	Newark, NJ	—	12,111	430	520	12,111	950	13,061	127	2022	N/A
97 Third Street	—	Kearny, NJ	—	25,580	1,566	1,690	25,580	3,256	28,836	600	2021	1970
190 Morgan	1	Brooklyn, NY	—	4,363	249	1,137	4,363	1,386	5,749	246	2021	1969
341 Michele	1	Carlstadt, NJ	—	2,372	4,798	1,312	2,372	6,110	8,482	2,107	2013	1973
422 Frelinghuysen	—	Newark, NJ	—	7,682	—	3,136	7,682	3,136	10,818	977	2017	
465 Meadow	1	Carlstadt, NJ	—	713	1,618	346	713	1,964	2,677	608	2013	1972
550 Delancy	1	Newark, NJ	—	9,230	4,855	2,400	9,230	7,255	16,485	2,837	2013	1987
620 Division	1	Elizabeth, NJ	—	6,491	3,568	7,746	6,491	11,314	17,805	4,664	2011	1980
629 Henry	1	Elizabeth, NJ	—	13,734	1,690	394	13,734	2,084	15,818	174	2022	2004
900 Hart	1	Piscataway, NJ	—	3,202	3,866	1,951	3,202	5,817	9,019	2,094	2014	1983
901 North	—	Elizabeth, NJ	—	8,035	913	1,100	8,035	2,013	10,048	872	2016	2016
228 North Ave	1	Elizabeth, NJ	—	40,671	5,218	1,683	40,671	6,901	47,572	884	2021	1975
256 Patterson Plank	1	Carlstadt, NJ	—	9,478	1,284	1,766	9,478	3,050	12,528	468	2021	1960
293 Roanoke Avenue	—	Newark, NJ	—	11,395	2,217	398	11,395	2,615	14,010	313	2022	N/A
Avenue A	4	Carlstadt, NJ	—	7,516	4,660	1,642	7,516	6,302	13,818	1,887	2017	1951/1957
Belleville	1	Kearny, NJ	—	12,845	18,041	1,847	12,845	19,888	32,733	6,984	2011	2006
Commerce	1	Carlstadt, NJ	—	1,656	1,544	443	1,656	1,987	3,643	360	2018	1969
Dell	1	Carlstadt, NJ	—	6,641	771	888	6,641	1,659	8,300	642	2011	1972
Ethel	2	Piscataway, NJ	—	2,748	3,801	2,667	2,748	6,468	9,216	2,262	2013	1981/1984
Interstate	2	South Brunswick, NJ	—	13,686	12,135	13,923	13,686	26,058	39,744	10,105	2010/2013	1999/2014
JFK Airgate	4	Queens, NY	—	18,282	32,933	9,605	18,282	42,538	60,820	15,573	2013	1986/1991
Manor	1	East Rutherford, NJ	—	4,076	5,262	3,827	4,076	9,089	13,165	2,405	2015	1968
Morgan	2	Brooklyn, NY	—	71,051	10,888	7,320	71,051	18,208	89,259	3,508	2019	1960/1980 & 1967
New Dutch	1	Fairfield, NJ	—	4,773	2,004	—	4,773	2,004	6,777	551	2017	1976
Paterson Plank	1	Carlstadt, NJ	—	4,127	455	1,472	4,127	1,927	6,054	393	2016	1998
Stockton	—	Newark, NJ	—	12,327	1,282	536	12,327	1,818	14,145	843	2017	
Terminal Way	2	Avenel, NJ	—	3,537	3,598	1,350	3,537	4,948	8,485	1,615	2014	1950/1968

Property Name	No. of Bldgs.	Location	Encumbrances	Initial Cost to Company Land	Initial Cost to Company Buildings & Improvements	Costs Capitalized Subsequent to Acquisition	Gross Amount Carried at December 31, 2024 Land	Gross Amount Carried at December 31, 2024 Buildings & Improvements	Gross Amount Carried at December 31, 2024 Total	Accumulated Depreciation	Year Acquired	Year Constructed
Van Dyke	1	Red Hook, Brooklyn, NY	—	21,170	3,200	5,303	21,170	8,503	29,673	218	2023	1921
Whelan	1	East Rutherford, NJ	—	6,366	5,704	616	6,366	6,320	12,686	1,137	2019	2005
Wilson	1	Newark, NJ	—	2,016	484	1,001	2,016	1,485	3,501	609	2016	1970
Woodside	1	Queens, NY	—	23,987	3,796	4,107	23,987	7,903	31,890	2,056	2018	2018
San Francisco Bay Area												
1200-1220 San Mateo Avenue	1	South San Francisco, CA	—	24,488	7,126	1,615	24,488	8,741	33,229	128	2024	1972
20th Street	1	Oakland, CA	—	18,092	6,730	2,011	18,092	8,741	26,833	1,600	2019	1970 & 2003
20269-20281 Mack Street	1	Hayward, CA	—	8,758	2,395	9	8,758	2,404	11,162	43	2024	1977
238/242 Lawrence	2	South San Francisco, CA	—	6,674	2,655	2,534	6,674	5,189	11,863	2,466	2010	1986
240 Littlefield	1	South San Francisco, CA	—	5,107	3,293	2,862	5,107	6,155	11,262	1,976	2013	2013
299 Lawrence	1	South San Francisco, CA	—	1,352	1,198	600	1,352	1,798	3,150	840	2010	1968
3528 Arden Road	1	Hayward, CA	—	15,272	10,100	26	15,272	10,126	25,398	168	2024	1999
631 Brennan	1	San Jose, CA	—	1,932	2,245	1,060	1,932	3,305	5,237	1,311	2012	1975
3660 Thomas Road	1	Santa Clara, CA	—	43,053	13,887	1,652	43,053	15,539	58,592	1,247	2022	1973
Ahern	2	Union City, CA	—	3,246	2,749	2,220	3,246	4,969	8,215	2,095	2010	1986
Berryessa	—	San Jose, CA	—	23,057	2,574	827	23,057	3,401	26,458	233	2021	
Burroughs	3	San Leandro, CA	—	5,400	7,092	1,736	5,400	8,828	14,228	2,986	2014	1966
Caribbean	3	Sunnyvale, CA	—	17,483	14,493	4,359	17,483	18,852	36,335	6,689	2012	1980/1981
Carlton Court	1	South San Francisco, CA	—	2,036	1,475	854	2,036	2,329	4,365	790	2012	1981
Clawiter	1	Hayward, CA	—	5,964	1,159	189	5,964	1,348	7,312	427	2011	1967
East Gish	—	San Jose, CA	—	6,759	726	2	6,759	728	7,487	92	2021	1959
Edison	3	San Leandro, CA	—	14,797	2,806	3,386	14,797	6,192	20,989	766	2021	1975
Foley Street	2	Hayward, CA	—	5,023	3,281	677	5,023	3,958	8,981	451	2021	1976 & 1972
Hotchkiss	1	Fremont, CA	—	4,163	3,152	1,259	4,163	4,411	8,574	792	2017	1997
Hotchkiss II	1	Fremont, CA	—	3,042	3,081	586	3,042	3,667	6,709	694	2018	1997
Merced	4	San Leandro, CA	—	25,621	9,318	7,597	25,621	16,915	42,536	3,177	2018	1958
Michele	1	South San Francisco, CA	—	2,710	2,540	792	2,710	3,332	6,042	812	2016	1979
Minnesota and Tennessee	2	San Francisco, CA	—	34,738	13,141	3,872	34,738	17,013	51,751	2,440	2019	1963
Morton	4	Newark, CA	—	65,640	115,039	514	65,640	115,553	181,193	5,412	2023	2020
Old Bayshore	—	San Jose, CA	—	10,244	1,609	415	10,244	2,024	12,268	353	2020	1955
San Clemente	1	Hayward, CA	—	5,126	3,938	1,186	5,126	5,124	10,250	883	2018	1982
Teagarden	5	San Leandro, CA	—	19,172	15,221	733	19,172	15,954	35,126	1,153	2022	1970/1972
Starlite	1	South San Francisco, CA	—	3,738	144	2,373	3,738	2,517	6,255	238	2020	1966 & 1972
West 140th	2	San Leandro, CA	—	9,578	6,297	4,572	9,578	10,869	20,447	2,699	2016	1959
Whitney	3	San Leandro, CA	—	13,821	9,016	2,723	13,821	11,739	25,560	2,541	2018	1974
Wicks	1	San Leandro, CA	—	2,224	298	114	2,224	412	2,636	104	2018	1976
Central Pacific Business Park I	1	Union City, CA	—	6,629	11,088	1,790	6,629	12,878	19,507	3,913	2014	1989
Central Pacific Business Park II	4	Union City, CA	—	13,642	23,658	7,980	13,642	31,638	45,280	10,852	2015	2015
Seattle												
1st Ave	2	Seattle, WA	—	29,441	30,537	8,942	29,441	39,479	68,920	5,497	2018	1937 & 1967
13045 SE 32nd Street	1	Bellevue, WA	—	5,982	536	886	5,982	1,422	7,404	51	2024	1979

Property Name	No. of Bldgs.	Location	Encumbrances	Initial Cost to Company Land	Initial Cost to Company Buildings & Improvements	Costs Capitalized Subsequent to Acquisition	Gross Amount Carried at December 31, 2024 Land	Gross Amount Carried at December 31, 2024 Buildings & Improvements	Total	Accumulated Depreciation	Year Acquired	Year Constructed
33rd Place	2	Bellevue, WA	—	10,655	3,930	144	10,655	4,074	14,729	355	2022	1968-2009
6th Ave South	1	Seattle, WA	—	7,215	8,670	480	7,215	9,150	16,365	1,446	2020	1960
68th Kent	2	Kent, WA	—	7,465	2,263	210	7,465	2,473	9,938	261	2021	1976
84th Kent	—	Kent, WA	—	4,552	136	310	4,552	446	4,998	187	2020	1963 & 2000
117th Place NE	1	Kirkland, WA	—	23,846	9,842	1,329	23,846	11,171	35,017	1,226	2021	1978
917 Valley	1	Puyallup, WA	—	2,203	4,551	373	2,203	4,924	7,127	787	2019	2006
3401 Lind	1	Renton, WA	—	2,999	6,707	1,451	2,999	8,158	11,157	2,386	2014	1984/2012
4225 2nd Avenue	1	Seattle, WA	—	4,236	4,049	2,283	4,236	6,332	10,568	1,877	2015	1957
4930 3rd Avenue South	1	Seattle, WA	—	3,984	2,424	1,202	3,984	3,626	7,610	1,098	2016	1964
12119 East Marginal	—	Tukwila, WA	—	4,950	1,740	—	4,950	1,740	6,690	198	2020	1996
17600 West Valley Highway	1	Tukwila, WA	—	3,361	5,260	1,916	3,361	7,176	10,537	2,925	2012	1986
Auburn 400	1	Auburn, WA	—	4,415	5,234	1,194	4,415	6,428	10,843	1,084	2019	2000
Auburn 1307	1	Auburn, WA	—	4,253	5,034	743	4,253	5,777	10,030	1,859	2014	2002
Dawson	1	Seattle, WA	—	3,902	278	654	3,902	932	4,834	330	2017	1964
East Valley	1	Renton, WA	—	2,693	2,959	381	2,693	3,340	6,033	621	2018	1991
East Marginal	—	Renton, WA	—	2,618	380	198	2,618	578	3,196	170	2019	1991
Hudson	1	Seattle, WA	—	4,471	912	323	4,471	1,235	5,706	204	2020	2006
Kent 188	1	Kent, WA	—	3,251	4,719	3,065	3,251	7,784	11,035	2,970	2010	1979
Kent 190	1	Kent, WA	—	4,560	5,561	1,522	4,560	7,083	11,643	2,099	2015	1992/1999
Kent 192	1	Kent, WA	—	12,752	20,642	533	12,752	21,175	33,927	3,290	2020	
Kent 202	1	Kent, WA	—	5,761	9,114	4,528	5,761	13,642	19,403	4,190	2015	1981
Kent 216	1	Kent, WA	—	3,672	5,408	1,145	3,672	6,553	10,225	2,198	2014	1996
Kent Corporate Park	4	Kent, WA	—	5,032	6,916	2,677	5,032	9,593	14,625	3,493	2015	1980/1981
Lucile	1	Seattle, WA	—	4,498	3,504	1,738	4,498	5,242	9,740	1,544	2017	1976
Lund	1	Auburn, WA	—	2,573	4,399	596	2,573	4,995	7,568	1,250	2016	1999
Occidental Avenue	3	Seattle, WA	—	12,550	3,300	1,261	12,550	4,561	17,111	556	2021	1988
Olympic	1	Tukwila, WA	—	1,499	1,431	742	1,499	2,173	3,672	924	2015	1978
MLK 9801	—	Seattle, WA	—	14,388	1,360	429	14,388	1,789	16,177	140	2021	
MLK 9845	—	Seattle, WA	—	14,436	531	95	14,436	626	15,062	120	2021	
MLK 9600	—	Seattle, WA	—	20,849	1,395	812	20,849	2,207	23,056	722	2021	1957
NE 91st	2	Redmond, WA	—	7,944	1,866	—	7,944	1,866	9,810	133	2022	1986/1987
SeaTac 8th Avenue	1	Burien, WA	—	2,501	4,020	2,339	2,501	6,359	8,860	2,364	2013	1988
SE 32nd Street	1	Bellevue, WA	—	9,059	2,081	1,549	9,059	3,630	12,689	910	2020	1982
SW 16th Street	—	Renton, WA	—	6,251	2,001	1,307	6,251	3,308	9,559	216	2021	1962
SW 34th	1	Renton, WA	—	2,912	3,289	540	2,912	3,829	6,741	1,350	2014	1996/2010
Valley Corporate	2	Kent, WA	—	5,264	9,096	3,095	5,264	12,191	17,455	4,948	2011	1987
Woodinville	1	Woodinville, WA	—	12,490	12,244	2	12,490	12,246	24,736	1,010	2021	1996
Woodinville II	2	Woodinville, WA	—	20,941	12,949	182	20,941	13,131	34,072	1,029	2021	1999
Willows	—	Redmond, WA	—	3,067	581	179	3,067	760	3,827	81	2021	1970
8660 Willows Road	—	Redmond, WA	—	18,034	2,180	1,422	18,034	3,602	21,636	337	2022	1987

Property Name	No. of Bldgs.	Location	Encumbrances	Initial Cost to Company		Costs Capitalized Subsequent to Acquisition	Gross Amount Carried at December 31, 2024			Accumulated Depreciation	Year Acquired	Year Constructed
				Land	Buildings & Improvements		Land	Buildings & Improvements	Total			
Miami												
26th Street	1	Miami, FL	—	3,444	4,558	1,272	3,444	5,830	9,274	2,066	2012	1973
48th Avenue	2	Miami Gardens, FL	—	4,322	2,187	1,053	4,322	3,240	7,562	1,039	2011	1987
70th Avenue	1	Miami, FL	—	1,434	2,333	469	1,434	2,802	4,236	1,030	2011	1999
70th Avenue II	1	Miami, FL	—	2,152	3,418	1,025	2,152	4,443	6,595	1,181	2016	1969
70th Avenue III	1	Miami, FL	—	2,543	3,167	848	2,543	4,015	6,558	1,005	2016	1974
70th Avenue IV	1	Miami, FL	—	1,119	1,456	727	1,119	2,183	3,302	492	2017	1969
70th Avenue V	1	Miami, FL	—	5,036	3,419	2,431	5,036	5,850	10,886	1,084	2017	1974
73rd Street	2	Miami, FL	—	6,130	13,932	493	6,130	14,425	20,555	1,159	2021	2022
74th Avenue	1	Miami, FL	—	2,327	3,538	965	2,327	4,503	6,830	1,219	2016	1986
81st Street	2	Medley, FL	—	2,938	5,242	2,077	2,938	7,319	10,257	2,400	2015	1996/2003
94th Avenue	1	Doral, FL	—	3,000	3,580	3,072	3,000	6,652	9,652	984	2017	1989
107th Avenue	1	Medley, FL	—	2,787	2,036	933	2,787	2,969	5,756	1,224	2013	2001
101st Road	1	Medley, FL	—	2,647	3,258	1,074	2,647	4,332	6,979	1,642	2013	2012
131st Street	1	Medley, FL	—	2,903	5,729	1,408	2,903	7,137	10,040	2,176	2014	1999
7045 NW 46th St	1	Miami, FL	—	2,517	2,261	210	2,517	2,471	4,988	193	2022	1986
8050 NW 90th St	—	Medley, FL	—	18,612	2,067	3,478	18,612	5,545	24,157	549	2022	N/A
12950 SW South River	1	Medley, FL	—	1,971	4,029	840	1,971	4,869	6,840	1,264	2016	2000
Americas Gateway	5	Doral, FL	—	9,088	9,552	5,529	9,088	15,081	24,169	5,796	2013	1978/1982
Americas Gateway 5	1	Doral, FL	—	2,064	4,326	355	2,064	4,681	6,745	445	2013	2022
Countyline #24 & #25	2	Hialeah, FL	—	15,552	27,898	6,636	15,552	34,534	50,086	4,464	2021	2021 & 2021
Countyline #26	1	Hialeah, FL	—	11,826	24,407	4,958	11,826	29,365	41,191	3,388	2021	2021
Countyline #27 & #28	2	Hialeah, FL	—	18,595	49,052	9,847	18,595	58,899	77,494	6,764	2021	2021 & 2021
Countyline #29 & #30	2	Hialeah, FL	—	19,370	52,925	6,530	19,370	59,455	78,825	4,526	2022	2022
Countyline 31	1	Hialeah, FL	—	13,425	28,576	870	13,425	29,446	42,871	145	2023	2024
Countyline 38	1	Hialeah, FL	—	36,898	67,304	—	36,898	67,304	104,202	1,623	2023	2024
Countyline 39	1	Hialeah, FL	—	14,647	29,337	—	14,647	29,337	43,984	316	2023	2024
Countyline 40	1	Hialeah, FL	—	12,151	28,265	—	12,151	28,265	40,416	650	2023	2024
Countyline 41	1	Hialeah, FL	—	14,044	31,261	469	14,044	31,730	45,774	1,118	2023	2023
Doral Air Logistics Center	3	Doral, FL	—	70,197	117,640	—	70,197	117,640	187,837	124	2024	2022
Miami International Trade Center	4	Medley, FL	—	5,063	10,958	3,671	5,063	14,629	19,692	3,942	2015	1996
Washington, D.C.												
25th Place NE	1	Washington, D.C.	—	7,845	4,932	336	7,845	5,268	13,113	210	2023	2023
75th Ave	5	Landover, MD	—	10,658	18,615	6,766	10,658	25,381	36,039	7,832	2014	1987/1990
2920 V Street	1	Washington, D.C.	—	2,248	1,670	1,600	2,248	3,270	5,518	775	2017	1958
3000 V Street NE	1	Washington, D.C.	—	5,171	2,745	594	5,171	3,339	8,510	27	2024	1960
3601 Pennsy	1	Landover, MD	—	2,331	4,375	1,757	2,331	6,132	8,463	2,300	2013	1996
4230 Forbes	1	Lanham, MD	—	1,736	2,395	1,387	1,736	3,782	5,518	1,223	2013	2003
4501 46th Street	—	Bladensburg, MD	—	9,576	1,984	1,029	9,576	3,013	12,589	252	2021	1955
Business Parkway	1	Lanham, MD	—	3,038	3,007	210	3,038	3,217	6,255	726	2016	2002
Eisenhower	3	Alexandria, VA	—	36,755	23,768	2,506	36,755	26,274	63,029	2,241	2021	1974

Property Name	No. of Bldgs.	Location	Encumbrances	Initial Cost to Company		Costs Capitalized Subsequent to Acquisition	Gross Amount Carried at December 31, 2024			Accumulated Depreciation	Year Acquired	Year Constructed
				Land	Buildings & Improvements		Land	Buildings & Improvements	Total			
Fleet	4	Alexandria, VA	—	52,000	29,858	383	52,000	30,241	82,241	576	2024	1977
Hampton Overlook	3	Capitol Heights, MD	—	4,602	7,521	2,579	4,602	10,100	14,702	2,585	2016	1989/1990
Pickett	1	Alexandria, VA	—	6,256	2,850	702	6,256	3,552	9,808	429	2021	1963
Tuxedo	—	Hyattsville, MD	—	6,867	1,266	1,104	6,867	2,370	9,237	280	2021	1962
V Street	6	Washington, D.C.	—	67,132	41,299	20,732	67,132	62,031	129,163	19,719	2015	1955/1963
Subtotal	298		72,879	2,586,471	1,720,864	386,448	2,586,471	2,107,312	4,693,783	350,903		
Unamortized fair value adjustment			(3,590)									
Unamortized net deferred financing costs			(185)									
Intangible assets			—						208,475	115,650		
Total	298		$69,104	$2,586,471	$1,720,864	$386,448	$2,586,471	$2,107,312	$4,902,258	$466,553		
Assets held for sale	1		—	2,467	4,527	721	2,467	5,248	7,715	1,457		

Terreno Realty Corporation

Schedule III
Real Estate Investments and Accumulated Depreciation – (Continued)
As of December 31, 2024
(in thousands)

A summary of activity for real estate and accumulated depreciation for the years ended December 31, 2024 and 2023 is as follows:

	2024	2023
Investment in Properties		
Balance at beginning of year	$4,047,840	$3,398,774
Acquisition of properties	937,908	512,531
Disposition of properties	(31,755)	(43,854)
Construction in progress	129,564	139,974
Properties held for sale	(7,715)	—
Improvements, net of write-offs	46,068	40,415
Balance at end of year	$5,121,910	$4,047,840

	2024	2023
Accumulated Depreciation		
Balance at beginning of year	$ 384,480	$ 323,631
Amortization of lease intangible assets	20,368	15,008
Depreciation expense	71,704	56,765
Accumulated depreciation on properties held for sale	(1,457)	—
Disposition of properties and write-offs	(8,542)	(10,924)
Balance at end of year	$ 466,553	$ 384,480

<p style="text-align:center">Exhibit Index</p>

Exhibit Number	Exhibit Description
3.1	Articles of Amendment and Restatement of Registrant, as amended (previously filed as Exhibit 3.1 to Amendment No. 2 to the Registrant's Registration Statement on Form S-11 on January 6, 2010 and incorporated herein by reference).
3.2	Articles Supplementary for Registrant's 7.75% Series A Cumulative Redeemable Preferred Stock (previously filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K on July 19, 2012 and incorporated herein by reference).
3.3	Articles Supplementary (previously filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K on February 9, 2017 and incorporated herein by reference).
3.4	Amended and Restated Bylaws of Registrant (previously filed as Exhibit 3.2 to Amendment No. 2 to the Registrant's Registration Statement on Form S-11 on January 6, 2010 and incorporated herein by reference).
3.5	First Amendment to Amended and Restated Bylaws of Registrant (previously filed as Exhibit 3.2 to the Registrant's Current Report on Form 8-K on February 9, 2017 and incorporated herein by reference).
4.1	Specimen Common Stock Certificate of Registrant (previously filed as Exhibit 4.1 to Amendment No. 3 to the Registrant's Registration Statement on Form S-11 on January 15, 2010 and incorporated herein by reference).
4.2	Description of Securities of Registrant (previously filed as Exhibit 4.2 to the Registrant's Annual Report on Form 10-K on February 6, 2020 and incorporated herein by reference).
10.1+	Amended and Restated Severance Agreement between Registrant and W. Blake Baird, dated as of February 18, 2014 (previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K on February 19, 2014 and incorporated herein by reference).
10.2+	Amended and Restated Severance Agreement between Registrant and Michael A. Coke dated as of February 18, 2014 (previously filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K on February 19, 2014 and incorporated herein by reference).
10.3+	Severance Agreement between Registrant and Jaime J. Cannon dated as of February 18, 2014 (previously filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K on February 19, 2014 and incorporated herein by reference).
10.4+	Amended and Restated 2010 Equity Incentive Plan of Registrant (previously filed as Appendix A to the Registrant's Definitive Proxy Statement on Schedule 14A on March 19, 2014 and incorporated herein by reference).
10.5+	Form of Restricted Stock Award Agreement for Executive Officers and Employees (previously filed as Exhibit 10.4 to Amendment No. 2 to the Registrant's Registration Statement on Form S-11 on January 6, 2010 and incorporated herein by reference).
10.6+	Form of Restricted Stock Award Agreement for Non-Employee Directors (previously filed as Exhibit 10.5 to Amendment No. 2 to the Registrant's Registration Statement on Form S-11 on January 6, 2010 and incorporated herein by reference).
10.7+	2019 Equity Incentive Plan of Registrant (previously filed as Exhibit 4.7 to the Registrant's Registration Statement on Form S-8 on April 30, 2019 and incorporated herein by reference).
10.8+	Form of Restricted Stock Award Agreement for Executive Officers and Employees (previously filed as Exhibit 4.8 to the Registrant's Registration Statement on Form S-8 on April 30, 2019 and incorporated herein by reference).

10.9+	Form of Indemnification Agreement between Registrant and its Directors and Executive Officers (previously filed as Exhibit 10.6 to Amendment No. 2 to the Registrant's Registration Statement on Form S-11 on January 6, 2010 and incorporated herein by reference).
10.10+	Amended and Restated Long-Term Incentive Plan of Registrant effective as of January 1, 2019 (previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K on January 14, 2019 and incorporated by reference herein).
10.11+	Form of Award Notice under the Amended and Restated Long-Term Incentive Plan of Registrant (previously filed as Exhibit 10.9 to the Registrant's Annual Report on Form 10-K on February 6, 2019 and incorporated by reference herein).
10.12+	Amended and Restated Long-Term Incentive Plan of Registrant, effective as of January 1, 2014 (previously filed as Exhibit 10.4 to the Registrant's Current Report on Form 8-K on February 19, 2014 and incorporated by reference herein).
10.13+	Form of Award Notice under the Long-Term Incentive Plan of Registrant (previously filed as Exhibit 10.8 to Amendment No. 2 to the Registrant's Registration Statement on Form S-11 on January 6, 2010 and incorporated by reference herein).
10.14	Sixth Amended and Restated Senior Credit Agreement, dated as of August 20, 2021, among Terreno Realty LLC, KeyBank National Association, both individually as a "Lender" and as "Administrative Agent", MUFG Union Bank, N.A., as co-syndication agent and joint lead arranger, PNC Bank, National Association, as co-syndication agent, PNC Capital Markets LLC, as joint lead arranger, Regions Bank, as co-syndication agent, Regions Capital Markets, as joint lead arranger and the several banks, financial institutions and other entities which may from time to time become parties as additional "Lenders" (previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K on August 26, 2021 and incorporated herein by reference).
10.15	First Amendment, dated as of June 29, 2022, to the Sixth Amended and Restated Senior Credit Agreement, among Terreno Realty LLC, as "Borrower", KeyBank National Association, both individually as a "Lender" and as "Administrative Agent", MUFG Union Bank, N.A., as co-syndication agent and joint lead arranger, PNC Bank, National Association, as co-syndication agent, PNC Capital Markets LLC, as joint lead arranger, Regions Bank, as co-syndication agent, Regions Capital Markets, as joint lead arranger and the several banks, financial institutions and other entities which may from time to time become parties as additional "Lenders" (previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K on July 5, 2022 and incorporated herein by reference).
10.16	Second Amendment, dated as of September 2, 2022, to the Sixth Amended and Restated Senior Credit Agreement, among Terreno Realty LLC, as "Borrower", KeyBank National Association, both individually as a "Lender" and as "Administrative Agent", MUFG Union Bank, N.A., as co-syndication agent and joint lead arranger, PNC Bank, National Association, as co-syndication agent, PNC Capital Markets LLC, as joint lead arranger, Regions Bank, as co-syndication agent, Regions Capital Markets, as joint lead arranger and the several banks, financial institutions and other entities which may from time to time become parties as additional "Lenders" (previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K on September 6, 2022 and incorporated herein by reference).

10.17	Third Amendment, dated as of September 24, 2024, to the Sixth Amended and Restated Senior Credit Agreement, among Terreno Realty LLC, as "Borrower", KeyBank National Association, both individually as a "Lender" and as "Administrative Agent", KeyBanc Capital Markets, PNC Capital Markets LLC, Regions Capital Markets, U.S. Bank National Association, The Huntington National Bank and Citizens National Bank, N.A., as joint lead arrangers for the Revolving Loans, PNC Bank, National Association, Regions Bank, U.S. Bank National Association, The Huntington National Bank and Citizens National Bank, N.A., as co-syndication agents for the Revolving Loans, KeyBanc Capital Markets, PNC Capital Markets LLC, Regions Capital Markets and U.S. Bank National Association, as joint lead arrangers for the Term A Loans, PNC Bank, National Association, Regions Bank and U.S. Bank National Association, as co-syndication agents for the Term A Loans, KeyBanc Capital Markets, PNC Capital Markets LLC and Regions Capital Markets, as joint lead arrangers for the Term B Loans, PNC Bank, National Association and Regions Bank as co-syndication agents for the Term B Loans, and the several banks, financial institutions and other entities which may from time to time become parties as additional "Lenders" (previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K on September 30, 2024 and incorporated herein by reference).
10.18	Note Purchase Agreement, dated as of June 2, 2016, among the Registrant, Terreno Realty LLC and the institutions named in Schedule B thereto as purchasers (previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K on June 7, 2016 and incorporated herein by reference).
10.19	Note Purchase Agreement, dated as of September 1, 2015, among the Registrant, Terreno Realty LLC and the institutions named in Schedule B thereto as purchasers (previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K on September 8, 2015 and incorporated herein by reference).
10.20	Note Purchase Agreement, dated as of September 12, 2019, among the Registrant, Terreno Realty LLC and the institutions named in Schedule B thereto as purchasers (previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K on September 18, 2019 and incorporated herein by reference).
10.21+	Severance Agreement between the Registrant and John T. Meyer, dated as of February 18, 2014 (previously filed as Exhibit 10.14 to the Registrant's Annual Report on Form 10-K on February 8, 2017 and incorporated herein by reference).
10.22+	Deferred Compensation Plan of Registrant (previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K on November 8, 2019 and incorporated herein by reference).
10.23	Note Purchase Agreement, dated as of May 13, 2021, among the Registrant, Terreno Realty LLC and the institutions named in Schedule B thereto as purchasers (previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K on May 18, 2021 and incorporated herein by reference).
10.24	Note Purchase Agreement, dated as of August 17, 2021, among the Registrant, Terreno Realty LLC and the institutions named in Schedule B thereto as purchasers (previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K on August 23, 2021 and incorporated herein by reference).
19*	Terreno Realty Corporation Insider Trading Policy, including Special Trading Procedures for Insiders.
21*	Subsidiaries of Registrant.
23*	Consent of Independent Registered Public Accounting Firm.
24.1*	Power of Attorney (included on the signature page to this Annual Report on Form 10-K).
31.1*	Rule 13a-14(a)/15d-14(a) Certification dated February 5, 2025.
31.2*	Rule 13a-14(a)/15d-14(a) Certification dated February 5, 2025.

31.3*	Rule 13a-14(a)/15d-14(a) Certification dated February 5, 2025.
32.1**	18 U.S.C. § 1350 Certification dated February 5, 2025.
32.2**	18 U.S.C. § 1350 Certification dated February 5, 2025.
32.3**	18 U.S.C. § 1350 Certification dated February 5, 2025.
97	Terreno Realty Corporation Compensation Recovery Policy (previously filed as Exhibit 97 to the Registrant's Annual Report on Form 10-K on February 7, 2024 and incorporated herein by reference).
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Definition Linkbase Document
104*	Cover Page Interactive Data File (formatted as inline XBRL and with applicable taxonomy extension information contained in Exhibits 101.*)

---

*   Filed herewith.

**   Furnished herewith.

\+   Exhibit is a management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bellevue, State of Washington, on February 5, 2025.

Terreno Realty Corporation

By: /s/ W. Blake Baird

W. Blake Baird
Chairman and Chief Executive Officer

Power of Attorney

We, the undersigned directors of Terreno Realty Corporation hereby severally constitute and appoint W. Blake Baird and Michael A. Coke, and each of them singly, our true and lawful attorneys, with full power to them and each of them singly, to sign for us in our names in the capacities indicated below, all amendments to this report, and generally to do all things in our names and on our behalf in such capacities to enable Terreno Realty Corporation to comply with the provisions of the Securities Exchange Act of 1934, as amended, and all requirements of the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ W. Blake Baird W. Blake Baird	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	February 5, 2025
/s/ Michael A. Coke Michael A. Coke	President and Director	February 5, 2025
/s/ Jaime J. Cannon Jaime J. Cannon	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 5, 2025
/s/ Gary N. Boston Gary N. Boston	Director	February 5, 2025
/s/ LeRoy E. Carlson LeRoy E. Carlson	Director	February 5, 2025
/s/ Constance von Muehlen Constance von Muehlen	Director	February 5, 2025
/s/ Irene H. Oh Irene H. Oh	Director	February 5, 2025
/s/ Douglas M. Pasquale Douglas M. Pasquale	Director	February 5, 2025
/s/ Dennis Polk Dennis Polk	Director	February 5, 2025

> Annual Meeting

Stockholders of Terreno Realty Corporation are invited to attend the Annual Meeting of Stockholders to be held at 8:00 A.M. Pacific Time on Tuesday, May 6, 2025 at Terreno's Bellevue office.

> Forward-Looking Statements

This 2024 Annual Report contains foward-looking statements within the meaning of the federal securities laws. Please see the discussion titled "Forward-Looking Statements" in our Annual Report on Form 10-K for a discussion regarding risks to which these statements are subject.

> Auditors

Ernst & Young LLP
560 Mission Street, Suite 1600
San Francisco, CA 94105

> Counsel

Paul Hastings LLP
200 Clarendon Street
Boston, MA 02116
T // 617.912.1800
F // 617.912.1734

> Transfer Agent

Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078
T // 800.662.7232 // Inside the U.S.
T // 781.575.4238 // Outside the U.S.
www.computershare.com/investor

Overnight Delivery
Computershare Investor Services
250 Royall Street
Canton, MA 02021



> Offices

10500 NE 8th Street, Suite 1910
Bellevue, WA 98004

101 Montgomery Street, Suite 200
San Francisco, CA 94104

402 W. 13th Street, Third Floor
New York, NY 10014

T // 415.655.4580
F // 415.655.4599

> Investor Relations

T // 415.655.4580
E // investors@terreno.com

> Stock Listing

New York Stock Exchange
Symbol // TRNO

> News Releases

News releases can be viewed on our website
www.terreno.com